                                                           (GOLDEN TELECOM LOGO)


The NEXT LEVEL                           GOLDEN TELECOM INC.  Annual Report 2004

THE NEXT LEVEL - signifies the vision of Golden Telecom's leadership after wrapping-up five phenomenal years of performance as a publicly traded company with financial and operational results increasing across the board.

OUR VISION IS STRAIGHTFORWARD - TO BE THE LEADING TELECOMMUNICATIONS PROVIDER OF CHOICE FOR BOTH BUSINESS CUSTOMERS AND INTERNET CONSUMERS IN RUSSIA AND THE CIS.

01    VISION AND VALUES
02    CHAIRMAN'S LETTER TO SHAREHOLDERS
03    FINANCIAL PERFORMANCE
04    REPORT FROM THE PRESIDENT
06    OPERATIONAL AND FINANCIAL HIGHLIGHTS 2000-2004
10    BUSINESS AND CORPORATE SERVICES
12    CARRIER AND OPERATOR SERVICES
14    CONSUMER INTERNET AND MOBILE SERVICES
16    BOARD OF DIRECTOR'S
18    KEY MANAGEMENT
20    FINANCIAL REVIEW
21    Selected Financial Data
23    Management's Discussion and Analysis of Financial Condition and Results of Operations
45    Report of Independent Registered Public Accounting Firm
46    Consolidated Balance Sheets
48    Consolidated Statements of Operations
49    Consolidated Statements of Cash Flows
50    Consolidated Statements of Shareholders' Equity
51    Notes to Consolidated Financial Statements
84    Management's Report on Internal Control over Financial Reporting and Report of Independent
      Registered Public Accounting Firm

01 GOLDEN TELECOM INC. Annual Report 2004


THE GOLDEN RULES

AT GOLDEN TELECOM, WE STRIVE TO CREATE AND MAINTAIN A CULTURE THAT REPRESENTS THE SHARED VALUES OF OUR CUSTOMERS, SHAREHOLDERS, AND EMPLOYEES. THE FOLLOWING "GOLDEN RULES" REFLECT THE VALUES THAT GOVERN OUR DAILY OPERATIONS COMPANY WIDE:

o   We operate our business honestly and professionally.

o We encourage open communications with our customers and partners based on trustworthiness and respect. We believe that prudent investment in long term mutually profitable relationships with our customers and our partners is a key component to the success of our company.

o Our constant goal is to establish and maintain a stable and dynamic business environment as a foundation for long term development and growth. To achieve this goal, we focus on the current and future needs of our customers, maintain financial discipline to create value for our shareholders and commit to the highest level of professional development in our workforce.

o We provide a work environment in which entrepreneurial and innovative behaviour, teamwork, and excellence are rewarded.

o We are respectful of the communities and the environment in which we operate.

o We acknowledge that we are dependent upon the successful development of the communities where we operate for our own current and future success.

o We are passionately committed to our customers, shareholders, employees and partners.

02 GOLDEN TELECOM INC. Annual Report 2004


CHAIRMAN'S LETTER TO SHAREHOLDERS
Phenomenal Five

(PHOTO OF PETR AVEN)

Dear Shareholders,

THE THEME OF THIS REPORT - THE NEXT LEVEL - SIGNIFIES THE VISION OF GOLDEN TELECOM'S LEADERSHIP AFTER WRAPPING-UP FIVE PHENOMENAL YEARS OF PERFORMANCE AS A PUBLICLY TRADED COMPANY WITH FINANCIAL AND OPERATIONAL RESULTS INCREASING ACROSS THE BOARD.

A determined management team with a clear and united mission propelled our company to a top position as the leading independent telecommunications provider in Russia, with 22 percent of the country's market share and a noteworthy presence in the Ukraine and the Commonwealth of Independent States (CIS).

The past five years were not without challenges and presented an uphill climb for company management navigating an ever changing, emerging market in Russia and the CIS. We reached the summit of a historic Golden Telecom milestone this past fall, when key management opened the morning trading on the NASDAQ National Market in New York. This served as a testament to the company's performance and also elevated Golden Telecom's standing as a corporate leader in Russia and the Russian telecommunications sector. This type of recognition speaks volumes about our past successes and sets the stage for The Next Level of the company's development.

While continued growth and creating shareholder value remain top priorities for Golden Telecom's management, board members, and employees, instilling confidence in investors that company leaders act with integrity takes precedence. Through strong corporate governance and a commitment to financial transparency, Golden Telecom produces operational and financial results you can trust.

Along with you, our shareholders, we look forward to ascending new summits, overcoming future challenges and celebrating significant milestones as Golden Telecom reaches The Next Level.

Sincerely,

/s/ PETR AVEN

PETR AVEN
Chairman, Board of Directors
GOLDEN TELECOM, INC.

03 GOLDEN TELECOM INC. Annual Report 2004


FINANCIAL PERFORMANCE

                                                                            For the year ended December 31,
US$ millions (except per share data)                                       2004           2003      Changes %
-------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Revenues*                                                                 584.0          360.5          +62.0
Income from operations                                                     95.5           69.7          +37.0
Net income                                                                 64.8           55.4          +17.0
Net income per share - diluted                                             1.77           1.90           -6.8
Weighted average shares - diluted                                          36.6           29.1          +25.8
Purchases of property, plant and equipment and intangible assets          114.6           63.7          +79.9
Cash spent on acquisitions, net of cash acquired                           15.5           12.3          +26.0
-------------------------------------------------------------------------------------------------------------


                                                                                  As of December 31,
FINANCIAL POSITION
Total assets                                                              805.8          729.2          +10.5
Total debt and capital leases, including current portion                    4.0            8.0          -50.0
Shareholders' equity                                                      626.4          584.3           +7.2
-------------------------------------------------------------------------------------------------------------


                                          2004                           2003
US$                                HIGH            LOW           High            Low
------------------------------------------------------------------------------------
CLOSING PRICES PER SHARE
First quarter                     36.63          28.24          15.19          12.27
Second quarter                    35.93          22.77          24.50          14.58
Third quarter                     30.97          23.61          32.76          22.50
Fourth quarter                    31.45          25.94          30.11          25.18
------------------------------------------------------------------------------------


TOTAL REVENUE* US$m
2001-2004

(BAR CHART)

2001         2002       2003       2004
140.0       198.7      360.5      584.0


REVENUE PER DIVISION* US$m
2004

(PIE CHART)

Mobile Services                      15.8
Consumer Internet Services           45.5
Business and Corporate Services     197.9
Carrier and Operator Services       324.8


* Amounts above are net of eliminations, equity ventures and affiliate adjustments. On pages 3 through 15, "Revenues" and "Income (loss) from operations" exclude equity method ventures that are included in the business segment information presented in Note 14 to the Consolidated Financial Statements.

04 GOLDEN TELECOM INC. Annual Report 2004


REPORT FROM THE PRESIDENT
The Next Level

(PHOTO OF PRESIDENT)

Dear Valued Shareholder,

FEW COMPANIES ACHIEVE THE LEVEL OF SUCCESS GOLDEN TELECOM REACHED IN 2004. IN OUR MOST IMPRESSIVE YEAR TO DATE, THE COMPANY REPORTED $584 MILLION IN ANNUAL REVENUES, UP 62 PERCENT OVER 2003; $95.5 MILLION IN OPERATING INCOME, UP 37 PERCENT OVER 2003; AND $64.8 MILLION IN NET INCOME, UP 17 PERCENT OVER 2003.

05 GOLDEN TELECOM INC. Annual Report 2004         Report from the President


Golden Telecom's financial performance in 2004 rounded out five years of solid performance as a publicly traded company on the NASDAQ National Market, marking a milestone event for the company and setting the stage for The Next Level of success.

Not only did Golden Telecom achieve outstanding operational and financial results, we also revised the company's vision to reflect the values of our customers, employees, and you - our shareholders. Highlighted at the beginning of this report, the "Golden Rules" deserve significant attention as they define our corporate culture and help shape the company's future. With these principles in mind, the Golden Telecom team continually strives to take our business to The Next Level in terms of geographic and operational scope, innovative technology, financial transparency, service, strategic partnerships, and our workforce.

As the No. 1 independent telecommunications operator in Moscow, Kiev, and Nizhny Novgorod, Golden Telecom currently serves more than 250 of the top 500 companies operating in Russia in terms of revenue size, and maintains the widest geographic reach among independent operators in Russia. Poised for The Next Level of growth and technology, the Russian telecommunications market looks much different today than when Golden Telecom first entered the public domain five years ago. However, this ever-changing telecommunications landscape offers many opportunities for Golden Telecom as we explore ways to increase penetration levels across the fixed line telecommunications and Internet spectrum.

From an operational standpoint, Golden Telecom is reaching higher by strengthening our core business of serving corporate customers through fixed line voice and data networks, as well as taking our wholesale business to a new level with further development of carrier and operator services. In addition, our Internet business offers exponential growth opportunities as the fledgling market gains momentum in Russia. The right combination of these lines of businesses and an active mergers and acquisitions program throughout 2004 helped Golden Telecom diversify revenue streams, improve profitability, and continue gaining critical mass in regional markets.

As we carry forward our operational strategy of steady, regional growth in each line of business, Golden Telecom has a responsibility to maintain the highest standards of financial transparency and reporting. Continuing to build upon the solid foundation laid by senior management over the past five years, the company appointed two new executive officers in 2004, Michal Cupa as Chief Operating Officer and Brian Rich as Chief Financial Officer. In the beginning of 2005, we also brought in a new General Counsel and Corporate Secretary, Derek Bloom. The combined leadership of our new and veteran executives is helping drive Golden Telecom to The Next Level in 2005 and beyond.

Although Golden Telecom's accomplishments throughout 2004 were impressive, the highlight of the year came not as a result of the previous 12 months' performance, but from Golden Telecom's collective progress over the past five years. In late September, the company celebrated its fifth year as a publicly traded company on the NASDAQ National Market in New York. The opening buzzer marked the start of that day's trading for NASDAQ brokers, but for Golden Telecom's executives it symbolized the beginning of a new era for our company, its employees, and its shareholders as we reach for the next plateau.

Our past achievements combine to create a solid foundation, which allows us to set higher goals, meet higher standards, and potentially reap higher rewards. As your CEO, I look forward to leading the company to achieve The Next Level of success in the years ahead with the support of an outstanding executive team, board of directors, and employees. We appreciate your support and hope you will continue investing in Golden Telecom's future.

Sincerely,

/s/ ALEXANDER VINOGRADOV

ALEXANDER VINOGRADOV
Chief Executive Officer
GOLDEN TELECOM, INC.

06 GOLDEN TELECOM INC. Annual Report 2004


OPERATIONAL AND
FINANCIAL HIGHLIGHTS 2000-2004
Five-year Climb to the Top

THE FOUNDATION SUPPORTING GOLDEN TELECOM FOR THE NEXT LEVEL WAS CAREFULLY BUILT BY STRONG LEADERS AND DEDICATED EMPLOYEES.

IN THIS REVIEW, GOLDEN TELECOM REMEMBERS THE MILESTONES AND ACCOMPLISHMENTS OF FIVE PHENOMENAL YEARS.

2000

o Establishes direct connection to broadband Internet and data networks in Europe and the United States

o   Acquires outstanding interests in Sovam Teleport Kiev

o Acquires 51 percent of Commercial Information Networks, the largest ISP in Nizhny Novgorod

o   Trades its Russian mobile assets for 24 percent stake in MCT Corp.

o Signs supply agreement with Cisco Systems, acquiring equipment for Internet Protocol network

o Collaborates with Russia's Alfa Bank on Internet payment systems and banking services

o Opens Internet data center in Moscow, providing Internet hosting services to local businesses

o Launches Web-enabled call center for online customer care and technical support

o Acquires leading horizontal Russian and English language portal, IT INFOART STARS

o Acquires Agama family of Russian Web properties, including top-ranked search engine Aport

2001

o   Majority of Golden Telecom (GLDN) shares sold to consortium led by Alfa
    Group

o Acquires Moscow-based ISP Cityline, with operations in St. Petersburg, Nizhny Novgorod, Tyumen, and Kaliningrad

o   Acquires 51 percent stake in Ekaterinburg-based ISP Uralrelcom

o   Acquires 51 percent stake in Nizhny Novgorod-based Agentstvo Delovoi Svyazi
    (ADS)

2002

o   Acquires remaining 50 percent stake in Sovintel

o Becomes Russia's third largest alternative Internet and data provider, by consolidating businesses in Nizhny Novgorod

2003

o   Begins operating Sovintel under Golden Telecom brand

o Tapped as primary communications provider for President Vladimir Putin's consumer hotline, the company's call center operators delivered a record,
    1.6 million questions to the Russian president

o   Acquires 100 percent of SibChallenge Telecom in Krasnoyarsk

o   Acquires 100 percent of Comincom & Combellga

o Partners with VimpelCom to build a fiber optic cable spanning from Moscow to Ufa

o   Builds backbone network in St. Petersburg

07 GOLDEN TELECOM INC. Annual Report 2004           Operational and Financial
                                                    Highlights 2000-2004


MAKING CONNECTIONS
Golden Telecom's 2004 Network Coverage

                           (MAP OF NETWORK COVERAGE)

2004

o   ACQUIRES 62 PERCENT OF WESTBALT TELECOM IN KALININGRAD

o   ACQUIRES 54 PERCENT OF BUZTON IN UZBEKISTAN

o   ACQUIRES 50 PERCENT PLUS 1 SHARE OF SAMARA TELECOM IN SAMARA

o   PAYS FIRST DIVIDEND IN FIRST QUARTER AND THREE MORE THROUGHOUT THE YEAR

o   COMPLETES OPERATIONAL MERGER OF COMINCOM AND COMBELLGA INTO SOVINTEL

o   CELEBRATES FIVE YEARS OF SUCCESS ON NASDAQ

o HONORED AS "THE COMPANY MAKING THE MOST SIGNIFICANT CONTRIBUTION TO THE DEVELOPMENT OF THE RUSSIAN INTERNET"

08 GOLDEN TELECOM INC. Annual Report 2004        Operational and Financial
                                                      Highlights 2000-2004


1999-2004

(PHOTO OF BUILDINGS)

09 GOLDEN TELECOM INC. Annual Report 2004         Operational and Financial
                                                  Highlights 2000-2004


                                                                               For the year ended December 31,
US$ millions (except per share data)                             2000          2001          2002         2003         2004
---------------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Revenues                                                        113.1         140.0         198.7        360.5        584.0
Income (loss) from operations                                   (15.1)        (45.3)         31.4         69.7         95.5
Net income (loss)                                               (10.3)        (39.0)         29.8         55.4         64.8
Net income (loss) per share - diluted                           (0.43)        (1.65)         1.21         1.90         1.77
Weighted average shares - diluted                                24.1          23.6          24.5         29.1         36.6
Purchases of property, plant and equipment                       37.1          27.9          29.4         63.7        114.6
and intangible assets
Cash paid for acquisitions, net of cash acquired                 24.3          33.4          51.2         12.3         15.5
---------------------------------------------------------------------------------------------------------------------------


                                                                                     As of December 31,
FINANCIAL POSITION
Total assets                                                    348.5         300.4         435.8        729.2        805.8
Total debt and capital leases, including current portion         12.7          22.2          40.5          8.0          4.0
Shareholders' equity                                            287.2         224.9         311.5        584.3        626.4
---------------------------------------------------------------------------------------------------------------------------

SHARE PRICE 1999-2004

(LINE CHART)


As of March 8, 2005, there were approximately 17 holders of record of our common stock.

10 GOLDEN TELECOM INC. Annual Report 2004


BUSINESS AND
CORPORATE SERVICES
Reaching Higher

(BACKGROUND PHOTO)

BUSINESS AND CORPORATE SERVICES
REVENUE 2003-2004

UP 72%

11 GOLDEN TELECOM INC. Annual Report 2004      Business and Corporate Services


REVENUE US$m
BUSINESS AND CORPORATE SERVICES

2001     2002        2003       2004
54.1     91.7       188.9      324.8

GOLDEN TELECOM'S BUSINESS AND CORPORATE SERVICES DIVISION REACHES HIGHER BY OPENING LINES OF COMMUNICATION BETWEEN THE RUSSIAN GOVERNMENT AND ITS CITIZENS.

                          (PHOTO OF WORKERS IN OFFICE)

ON DECEMBER 1, 2004, GOLDEN TELECOM'S CALL CENTER BEGAN OPERATING A GOVERNMENT-SPONSORED HOTLINE, ANSWERING RUSSIAN CITIZEN'S QUESTIONS REGARDING NEW SOCIAL ASSISTANCE PROGRAMS, GRANTED UNDER PUBLIC FEDERAL LAW NO. 122. THROUGHOUT THE MONTH, NEARLY 60 GOLDEN TELECOM OPERATORS AND THE RUSSIAN FEDERATION MINISTRY OF HEALTH AND PENSION FUND EXPERTS FIELDED QUESTIONS WITH GOLDEN TELECOM OPERATORS PROCESSING NEARLY 11,000 CALLS DURING THE FIRST TWO DAYS. IN 2005, GOLDEN TELECOM CONTINUED REACHING OUT TO RUSSIAN COMMUNITIES, AS THE PROJECT LASTED THROUGH MARCH.

GOLDEN TELECOM PLACES A PREMIUM ON GIVING BACK, NOT ONLY TO THE COMMUNITIES WHERE IT OPERATES, BUT PRIMARILY, TO ITS SHAREHOLDERS. AS THE COMPANY'S MOST PROFITABLE AND ESTABLISHED DIVISION, BUSINESS AND CORPORATE SERVICES CONTRIBUTED $324.8 MILLION TO 2004 REVENUE, UP 72 PERCENT OVER 2003 AND $72.3 MILLION TO 2004 OPERATING INCOME, UP 52 PERCENT OVER 2003.

IN 2004, BUSINESS AND CORPORATE SERVICES SIGNED AGREEMENTS WITH 99 NEW MULTI-TENANT BUSINESS CENTERS AND 10 TRADE CENTERS, OCCUPYING A COMBINED 1 MILLION SQUARE METERS OF OFFICE SPACE IN THE COMPANY'S NO.1 MARKET, MOSCOW. IN ADDITION TO ACQUIRING MORE THAN 9,000 NEW CORPORATE CLIENTS IN MOSCOW, BUSINESS AND CORPORATE SERVICES EXPERIENCED SIGNIFICANT GROWTH AMONG EXISTING CUSTOMERS, WITH MORE THAN 60 PERCENT OF NEW INSTALLATIONS GENERATING FROM EXISTING BUSINESS CUSTOMERS.

GOLDEN TELECOM'S BUSINESS AND CORPORATE SERVICES DIVISION OPERATES A NUMBER OF COMPETITIVE LOCAL EXCHANGE CARRIERS (CLECS) THAT OWN AND OPERATE A FULLY-DIGITAL OVERLAY NETWORK SERVING MOST OF RUSSIA'S MAJOR POPULATION CENTERS INCLUDING ST. PETERSBURG, ARKHANGELSK, KHABAROVSK, IRKUTSK, VORONEZH, EKATERINBURG, VLADIVOSTOK, AND UFA. THE BUSINESS AND CORPORATE SERVICES DIVISION OFFERS A LARGE RANGE OF TELECOMMUNICATION SERVICES INCLUDING NETWORK ACCESS, HARDWARE AND SOFTWARE SOLUTIONS, WITH INSTALLATION, CONFIGURATION, AND MAINTENANCE SUPPORT.

12 GOLDEN TELECOM INC. Annual Report 2004


CARRIER AND
OPERATOR SERVICES
Whole New Level in Wholesale

GOLDEN TELECOM'S CARRIER AND OPERATOR SERVICES DIVISION, A WHOLESALE PROVIDER OF VOICE, DATA, AND INTERNET SERVICES TO TELECOMMUNICATIONS OPERATORS, REACHED A WHOLE NEW LEVEL OF SUCCESS IN 2004, REPORTING ANNUAL REVENUE OF $198.9 MILLION, A 55 PERCENT INCREASE OVER 2003 AND OPERATING INCOME OF $28.2 MILLION, AN 8 PERCENT INCREASE OVER 2003.

                              (PHOTO OF WORKPLACE)

INVESTMENTS IN SAMARA TELECOM, WESTBALT TELECOM AND BUZTON, AS WELL AS THE COMPLETION OF THE COMPANY'S INTEGRATION WITH COMINCOM AND COMBELLGA LARGELY CONTRIBUTED TO THE DIVISION'S SUCCESS, EXPANDING ITS NETWORK AND PROVIDING KEY REGIONAL CAPACITY.

GOLDEN TELECOM'S INTEGRATION OF ITS SOVINTEL SUBSIDIARY WITH COMINCOM AND COMBELLGA ESTABLISHED A STRONG WHOLESALE AND RETAIL PRESENCE IN THE CENTRAL, NORTHERN, SOUTHERN-EUROPEAN, AND URAL REGIONS OF RUSSIA. IN 2004, GOLDEN TELECOM SUCCESSFULLY EXPANDED ITS REGIONAL PRESENCE AND PLANS TO CONTINUE INCREASING ITS MARKET SHARE IN SMALLER AREAS THROUGHOUT 2005.

CONNECTING BUSINESSES AND PEOPLE ACROSS DIVERSE REGIONS AND MULTIPLE TIME ZONES DEMANDS EXTENSIVE INFRASTRUCTURE, AND GOLDEN TELECOM'S NEXT LEVEL OF SERVICE TO ITS CUSTOMERS IS THE CONSTRUCTION OF A FIBER OPTIC CABLE EXTENDING FROM MOSCOW, THE COMPANY'S NO.1 MARKET, TO UFA, THROUGH NIZHNY NOVGOROD AND KAZAN. WITH THE FIRST PHASE OF THE PROJECT COMPLETED IN 2004, THE CABLE CURRENTLY REACHES AS FAR AS KAZAN. ONCE FINISHED IN 2005, THIS CABLE WILL STRETCH MORE THAN 500 MILES ALONG THE COMPANY'S BUSIEST TRAFFIC ROUTE.

GOLDEN TELECOM'S CARRIER AND OPERATOR SERVICES DIVISION NOT ONLY LINKS RUSSIA'S TELECOMMUNICATIONS PROVIDERS WITH THEIR CLIENTS, BUT IT ALSO PROVIDES INTERNATIONAL BUSINESSES WITH A PASSPORT TO RUSSIA AND THE CIS THROUGH RELATIONSHIPS WITH GLOBAL CARRIERS. THESE RE-MARKETER AGREEMENTS SUPPLY GLOBAL TELECOMMUNICATIONS COMPANIES WITH ACCESS TO GOLDEN TELECOM'S NETWORK FOR DATA AND VOICE SERVICES AND CONNECT THE WORLD TO MORE THAN 200 CITIES IN RUSSIA AND THE CIS.

13 GOLDEN TELECOM INC. Annual Report 2004      Carrier and Operator Services


REVENUE US$m
CARRIER AND OPERATOR SERVICES

2001         2002        2003        2004
58.5         73.9       128.5       198.9

(BACKGROUND PHOTO)

SECURING RUSSIA'S FINANCIAL COMMUNITY IN 2004, GOLDEN TELECOM HELPED IMPROVE SECURITY OVER ELECTRONIC INFORMATION FOR NEARLY 140 FINANCIAL INSTITUTIONS IN RUSSIA AND THE CIS, BY CONNECTING THEM TO THE SOCIETY FOR WORLDWIDE INTERBANK FINANCIAL TELECOMMUNICATION'S (SWIFT) SECURED INTERNET PRIVATE NETWORK (SIPN) THROUGH ITS RELATIONSHIP WITH A GLOBAL TELECOMMUNICATIONS CARRIER.

SWIFT, AN INDUSTRY-OWNED COOPERATIVE SUPPLYING SECURE, STANDARDIZED MESSAGING SERVICES AND INTERFACE SOFTWARE TO 7,500 FINANCIAL INSTITUTIONS IN 200 COUNTRIES, PROVIDES A STANDARDIZED PLATFORM FOR EXCHANGING SECURE, RELIABLE MESSAGES BETWEEN FINANCIAL INSTITUTIONS. THE SWIFT COMMUNITY INCLUDES BANKS, BROKER/DEALERS, INVESTMENT MANAGERS, AND OTHER INFRASTRUCTURES INCLUDING PAYMENTS, SECURITIES, TREASURY AND TRADE.

CARRIER AND OPERATOR SERVICES
REVENUE 2003-2004

UP 55%

14 GOLDEN TELECOM INC. Annual Report 2004


CONSUMER INTERNET
AND MOBILE SERVICES
Pioneering Russia's eFrontier

CONSUMER INTERNET SERVICES
REVENUE 2003-2004

UP 48%

                          (PHOTO OF CUSTOMER SERVICE)

IN NOVEMBER 2004, THE RUSSIAN FEDERATION CELEBRATED THE 10TH ANNIVERSARY OF THE RUSSIAN INTERNET (RUNET). AS PART OF THIS MILESTONE EVENT, GOLDEN TELECOM WAS RECOGNIZED AS "THE COMPANY MAKING THE MOST SIGNIFICANT CONTRIBUTION TO THE DEVELOPMENT OF THE RUSSIAN INTERNET." DRAMATIC IMPROVEMENTS IN INTERNET INFRASTRUCTURE AND INCREASES IN ACTIVITY OVER THE PAST DECADE HAVE MADE RUSSIA'S DOMAIN ZONE "RU" ONE OF THE WORLD'S MOST ACTIVELY DEVELOPING TWO-LETTER DOMAIN ZONES.

15 GOLDEN TELECOM INC. Annual Report 2004         Consumer Internet and
                                                  Mobile Services


REVENUE US$m
CONSUMER INTERNET SERVICES

2001         2002       2003        2004
13.8         21.8       30.8        45.5


REVENUE US$m
MOBILE SERVICES

2001         2002        2003       2004
14.4         13.0        13.9       15.8

(BACKGROUND PHOTO)

MOBILE SERVICES
REVENUE 2003-2004

UP 14%

AS A PIONEER OF THE RUSSIAN EFRONTIER, GOLDEN TELECOM'S CONSUMER INTERNET DIVISION CONTRIBUTED $45.5 MILLION TO 2004 ANNUAL REVENUE, UP 48 PERCENT OVER 2003 AND $2.2 MILLION IN OPERATING INCOME, A $4.5 MILLION CHANGE FROM A $2.3 MILLION LOSS IN 2003.

GOLDEN TELECOM OFFERS CONSUMER INTERNET SERVICES ACROSS RUSSIA, KAZAKHSTAN, AND UZBEKISTAN THROUGH ITS BRAND ROL, AND IN THE UKRAINE THROUGH SVIT-ON-LINE. SERVICES ARE PRIMARILY PROVIDED THROUGH DIAL-UP INTERNET, IN ECONOMICALLY VIABLE URBAN AREAS THROUGH SALES OF PRE-PAID USAGE CARDS. AS OF DECEMBER 2004, ROL AND SVIT-ON-LINE WERE AVAILABLE AT MORE THAN 13,000 POINTS-OF-SALE THROUGHOUT THE COMPANY'S COVERAGE AREA. GOLDEN TELECOM ALSO PROVIDES ATTRACTIVE ALTERNATIVE SERVICES TO DIAL-UP INTERNET INCLUDING ASYMMETRIC DIGITAL SUBSCRIBER LINE (ADSL) SERVICES IN AREAS SUCH AS ST. PETERSBURG, NIZHNY NOVGOROD, AND ROSTOV-ON-DON.

AS A FOUNDING FORCE IN RUSSIA'S DEVELOPING CONSUMER INTERNET MARKETPLACE, GOLDEN TELECOM TAKES ITS COMMITMENT TO LEADING RUSSIA AND THE COUNTRIES OF THE CIS TO THE NEXT LEVEL OF INNOVATION IN TELECOMMUNICATIONS SERIOUSLY. THE COMPANY CONTINUES TO IMPLEMENT NEW CONSUMER INTERNET TECHNOLOGIES AND IS CURRENTLY TESTING AND PUTTING INTO SERVICE A RANGE OF PRODUCTS FOR CONSUMERS FROM BROADBAND PRODUCTS TO WIRELESS INTERNET.

IN ADDITION, GOLDEN TELECOM'S CONSUMER MOBILE SERVICES DIVISION COVERS A POPULATION AREA OF OVER 4.6 MILLION PEOPLE THROUGH ITS CELLULAR NETWORK IN THE UKRAINE. GOLDEN TELECOM'S MOBILE SERVICES DIVISION CONTRIBUTED $15.8 MILLION TO 2004 ANNUAL REVENUE, UP 14 PERCENT OVER 2003. GOLDEN TELECOM INCREASED ITS MOBILE SUBSCRIBER BASE AT YEAR-END 2004 TO 57,490, UP 44 PERCENT OVER YEAR-END SUBSCRIBERS IN 2003.

16 GOLDEN TELECOM INC. Annual Report 2004


BOARD OF DIRECTORS
Take it from the Top


PETR AVEN
Alfa Bank, President

GOLDEN TELECOM, INC.
Board of Directors, Chairman
Nominating and Corporate Governance Committee, Chairman


ALEXANDER VINOGRADOV
Golden Telecom, Inc., President and
Chief Executive Officer

GOLDEN TELECOM, INC.
Executive Committee Member


MICHAEL CALVEY
Baring Vostok Capital Partners, Co-Managing Partner
Baring Private Equity Partners Limited, Senior Partner

GOLDEN TELECOM, INC.
Audit Committee Member
Executive Committee Member
Nominating and Corporate Governance
Committee Member


JAN THYGESEN
Telenor Networks, Executive Vice President
Telenor Nordic Mobile, Chief Executive Officer


MICHAEL NORTH
Eurokapital Verwaltungs GmbH, Managing Director

GOLDEN TELECOM, INC.
Compensation Committee Member


ASHLEY DUNSTER
Capital Research International, Inc., Vice President

GOLDEN TELECOM, INC.
Audit Committee Member
Nominating and Corporate Governance
Committee Member


ANDREY KOSOGOV
Alfa Bank, First Deputy Chairman of the Executive Board

GOLDEN TELECOM, INC.
Compensation Committee, Chairman
Executive Committee Member


KJELL JOHNSEN
Telenor Networks, Vice President

GOLDEN TELECOM, INC.
Executive Committee, Chairman
Compensation Committee Member
Nominating and Corporate Governance
Committee Member


DAVID HERMAN
General Motors, Russia and the Commonwealth of
Independent States, Former Vice President (Retired)

GOLDEN TELECOM, INC.
Audit Committee, Chairman
Compensation Committee Member


VLADIMIR ANDROSIK
Svyazinvest, Advisor to General Director

17 GOLDEN TELECOM INC. Annual Report 2004         Board of Directors


Left column:                        (PHOTO OF DIRECTORS)
PETR AVEN
ALEXANDER VINOGRADOV
MICHAEL CALVEY
JAN THYGESEN
MICHAEL NORTH

Right column:
ASHLEY DUNSTER
ANDREY KOSOGOV
KJELL JOHNSEN
DAVID HERMAN
VLADIMIR ANDROSIK

18 GOLDEN TELECOM INC. Annual Report 2004


KEY MANAGEMENT
Leading the Way


ALEXANDER VINOGRADOV
PRESIDENT, CHIEF EXECUTIVE OFFICER

With more than 20 years of telecommunications industry experience, Alexander Vinogradov is President and Chief Executive Officer of Golden Telecom, Inc. and has served as a member of its Board of Directors since November 2001. Under his leadership, the company became the No.1 independent telecommunications operator in Moscow, Kiev, and Nizhny Novgorod. Prior to his role as Chief Executive Officer, Mr. Vinogradov held a number of management positions with Golden Telecom's subsidiary Sovintel. Prior to working with Sovintel and during the first half of his career, Mr. Vinogradov worked for the Main Center for Management of Long-Distance Communications of the USSR, where he lead numerous commercial and technical development programs. Mr. Vinogradov holds a degree from the Moscow Telecommunications Institute. In 2003, Mr. Vinogradov was honored with the distinction of "Master of Communications of the Russian Federation" by the Russian Ministry of Communications for his long-standing telecommunications service, leadership, and expertise.

MICHAL CUPA
SENIOR VICE PRESIDENT, CHIEF OPERATING OFFICER

Michal Cupa joined Golden Telecom, Inc. as Chief Operating Officer in February 2004, bringing nearly 15 years of telecommunications experience to the company. From 1999 to 2004, Mr. Cupa served as Chief Executive Officer of Contactel, an alternative telecommunications operator in the Czech Republic. Prior to his role at Contactel, Mr. Cupa held a number of leadership positions with Prague-based telecommunications provider Cesky Telecom including Head of Strategy and Policy, Director of Network Development, Chief Operating Officer, and Executive Vice President for Networks and Value Added Services. Mr. Cupa holds a Master's in Business Administration from the University of Chicago in Barcelona, Spain, a Master's in Business Telecommunications from the Delft University of Technology in the Netherlands, and a Master's in Telecommunications Technology from the Czech Technical University in Prague.

BRIAN RICH
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER

With more than 10 years of experience in emerging markets including the Middle East, East Asia, South and Central America, and India, Brian Rich is the Chief Financial Officer of Golden Telecom, Inc. Before joining Golden Telecom in August 2004, Mr. Rich worked for an Atlanta-based independent power provider, Mirant Corp., serving as the CFO of its profitable international business unit headquartered in Hong Kong. Prior to his role as CFO of the international group, Mr. Rich lead a number of mergers and acquisitions in North and South America for Mirant Corp., which was formerly known as Southern Energy, Inc. before spinning-off from its parent, Southern Company, in an initial public offering. From 1996 to 1998, upon appointment by the Governor of the State of Alabama, Mr. Rich served as Assistant Director of Finance and Deputy Attorney General for the State. Mr. Rich holds a Bachelor's degree and a Juris Doctor degree from, respectively, Tulane University and Tulane University Law School.

DEREK BLOOM
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY

With an extensive background of advising businesses in Russia on legal matters, Derek Bloom is the General Counsel and Corporate Secretary of Golden Telecom, Inc. Before joining Golden Telecom in February 2005, Mr. Bloom was a partner with Coudert Brothers, practicing law in both Moscow and St. Petersburg for nearly 10 years. While with Coudert Brothers, Mr. Bloom specialized in a variety of in-bound investments in Russia including secured lending, joint ventures, and financial leasing transactions. Mr. Bloom's leadership experience includes coordinating a consortium of advisers to the Russian Federal Commission for the Securities Market, which wrote Russia's Corporate Governance Code. Before coming to Moscow in 1995, Mr. Bloom practiced United States securities law as a partner with Elias, Mate, Tiernan & Herrick, a Washington, DC based law firm. Mr. Bloom holds a Bachelor's degree and a Juris Doctor degree from Brown University and Boston University School of Law, respectively. Additionally, Mr. Bloom holds a LLM in taxation from the Georgetown University Law Center.

OLEG MALIS
SENIOR VICE PRESIDENT, DIRECTOR OF MERGERS AND ACQUISITIONS

Oleg Malis is the Director of Mergers and Acquisitions for Golden Telecom, Inc. In this role, Mr. Malis led Golden Telecom's recent mergers and acquisitions, including the purchases of Comincom and Combellga, SibChallenge Telecom, 62 percent of WestBalt Telecom, 54 percent of Buzton, and 50 percent plus 1 of share of Samara Telecom. Prior to joining Golden Telecom in 2001, Mr. Malis founded ZAO Investelectrosvyaz and ZAO Corbina which provided mobile telecommunications related services in Russia. Mr. Malis holds a degree from Moscow State Aviation Technological University in Systems Engineering.

19 GOLDEN TELECOM INC. Annual Report 2004         Key Management


From left to right:

MICHAL CUPA
Senior Vice President,
Chief Operating Officer

DEREK BLOOM                                  (PHOTO OF MANAGEMENT)
Senior Vice President,
General Counsel and
Corporate Secretary

ALEXANDER VINOGRADOV
President,
Chief Executive Officer

BRIAN RICH
Senior Vice President,
Chief Financial Officer

OLEG MALIS
Senior Vice President,
Director of Mergers and Acquisitions

20 GOLDEN TELECOM INC. Annual Report 2004


FINANCIAL REVIEW


21  SELECTED FINANCIAL DATA

23  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

45  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

46  CONSOLIDATED BALANCE SHEETS
    as of December 31, 2003 and 2004

48  CONSOLIDATED STATEMENTS OF OPERATIONS
    for the years ended December 31, 2002, 2003 and 2004

49  CONSOLIDATED STATEMENTS OF CASH FLOWS
    for the years ended December 31, 2002, 2003 and 2004

50 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the years ended December 31, 2002, 2003 and 2004

51  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

76  MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND REPORT OF
    INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

21 GOLDEN TELECOM INC. Annual Report 2004        Financial Review

ITEM 6. SELECTED FINANCIAL DATA

    The following selected historical consolidated financial data at December 31, 2000, 2001, 2002, 2003 and 2004, and for all of the years presented are derived from consolidated financial statements of Golden Telecom, Inc. which have been audited by Ernst & Young (CIS) Limited, independent auditors.

    The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this document.

                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                 -------------------------------------------------------------
                                                                   2000         2001         2002         2003          2004
                                                                 ---------    ---------    ---------    ---------    ---------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues                                                         $ 113,089    $ 140,038    $ 198,727    $ 360,534    $ 583,978
Cost of revenues (excluding depreciation and amortization)          50,954       63,685       91,189      181,085      300,588
Gross margin                                                        62,135       76,353      107,538      179,449      283,390
Selling, general and administrative (excluding depreciation
  and amortization)                                                 45,420       48,935       46,147       64,384      112,855
Depreciation and amortization                                       31,851       41,398       29,961       45,334       74,999
Impairment charge                                                       --       31,291           --           --           --
Income (loss) from continuing operations                           (15,136)     (45,271)      31,430       69,731       95,536
Equity in earnings (losses) of ventures                               (285)       8,155        4,375        4,687          278
Interest income (expense), net                                       7,126          777         (667)        (872)         559
Foreign currency gain (loss)                                          (390)        (647)      (1,174)        (232)         660
Other non-operating expense                                           (148)          --           --           --           --
Minority interest                                                     (431)        (117)        (527)        (480)      (1,506)
Provision for income taxes                                             990        1,902        4,627       17,399       30,744
Net income (loss) before cumulative effect of change in
  accounting principle                                             (10,254)     (39,005)      28,810       55,435       64,783
Cumulative effect of change in accounting principle                     --           --          974           --           --
Net income (loss)                                                  (10,254)     (39,005)      29,784       55,435       64,783
Income (loss) from continuing operations per share - basic           (0.63)       (1.92)        1.30         2.45         2.64
Net income (loss) per share before cumulative effect of change
  in accounting principle - basic                                    (0.43)       (1.65)        1.20         1.20         1.79
Cumulative effect of change in accounting principle                     --           --         0.04         0.04           --
Net income (loss) per share - basic                                  (0.43)       (1.65)        1.24         1.95         1.79
Weighted average shares - basic                                     24,096       23,605       24,102       28,468       36,226
Income (loss) from continuing operations per share - diluted         (0.63)       (1.92)        1.28         2.40         2.61
Net income (loss) per share before cumulative effect of change
  in accounting principle - diluted                                  (0.43)       (1.65)        1.17         1.90         1.77
Cumulative effect of change in accounting principle                     --           --         0.04           --           --
Net income (loss) per share - diluted                                (0.43)       (1.65)        1.21         1.90         1.77
Weighted average shares - diluted                                   24,096       23,605       24,517       29,107       36,553
Cash dividends per common share                                         --           --           --           --         0.80

22 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


                                                                                   AT DECEMBER 31,
                                                                ----------------------------------------------------
                                                                  2000       2001       2002       2003       2004
                                                                --------   --------   --------   --------   --------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents                                       $ 57,889   $ 37,404   $ 59,625   $ 65,180   $ 53,699
Investments available for sale                                    54,344      8,976         --         --         --
Property and equipment, net                                       82,377     98,590    166,121    283,110    347,891
Investments in and advances to ventures                           49,629     45,981        721        251        742
Goodwill and intangible assets, net                               70,045     57,146    127,669    248,843    247,570
Total assets                                                     348,456    300,384    435,810    729,226    805,768
Long-term debt, including long-term capital lease obligations     15,658     10,733     29,732      3,963      1,738
Minority interest                                                  3,337      5,967      2,187      2,722     11,738
Shareholders' equity                                             287,241    224,892    311,506    584,279    626,381

    Refer to note 5 to the Consolidated Financial Statements for descriptions of recent acquisitions that impact the comparability of financial information. Other business combinations not disclosed in the footnotes were as follows:

    In February 2000, Golden Telecom (Ukraine), acquired 99% of Sovam Teleport Ukraine, including a 51% interest previously held by third parties. Sovam Teleport Ukraine is a provider of data and Internet services to Ukraine-based business. In March 2000, the Company acquired the assets of Referat.ru and Absolute Games, two leading vertical Internet portals in the education and computer gaming categories of the Russian Internet. In April 2000, the Company acquired the assets of Fintek, a prominent Moscow-based Web design studio and 51% of Commercial Information Networks, the largest Internet service provider in Nizhny Novgorod. In September 2000, SFMT-Rusnet, Inc., a wholly-owned subsidiary, acquired 25% of SA Telcom LLP, a telecommunications and data services provider in Kazakhstan, bringing its ownership interest in this company up to 100%. The combined purchase price was less than $3.0 million in cash.

    In October 2000, the Company acquired the assets of IT INFOART STARS, a leading horizontal Russian and English language Internet portal, for approximately $8.3 million in cash. In December 2000, the Company acquired Agama Limited ("Agama") that owns the Agama family of web properties for approximately $13.1 million in cash and the issuance of 399,872 shares of the Company's common stock valued at $3.8 million.

    In December 2000, the Company acquired an approximately 24% ownership interest in MCT Corp. in exchange for the Company's 100% ownership of Vostok Mobile B.V., a Netherlands registered private limited holding company that owned the Company's Russian mobile operations.

    Refer to note 4 to the Consolidated Financial Statements for a description of the change in method of accounting for goodwill in 2002.

    In the third quarter of 2004, management determined that the Company has been inadvertently carrying accruals for estimated taxes, other than income taxes. Management concluded these accruals for estimated taxes should have been considered unnecessary and reversed prior to January 1, 2000. The net effect of the correction of this non-cash error was to reduce current liabilities and non-current liabilities by $2.0 million each with an offsetting decrease to accumulated deficit of $4.0 million in all periods presented. This adjustment had no effect on the reported results of operations in any of the periods presented.

23 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis relates to our financial condition and results of operations for each of the years ended December 31, 2004, 2003, and 2002. This discussion should be read in conjunction with the "Selected Financial Data" and the Company's Consolidated Financial Statements and the notes related thereto appearing elsewhere in this Report.

OVERVIEW

    We are a leading facilities-based provider of integrated telecommunication and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States ("CIS"). We offer voice, data and Internet services to corporations, operators and consumers using our metropolitan overlay network in major cities including Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk, Almaty, and Tashkent, and via intercity fiber optic and satellite-based networks, including approximately 220 combined access points in Russia and other countries of the CIS. In addition, we offer mobile services in Kiev and Odessa.

    We organize our operations into four business segments, as follows:

    o BUSINESS AND CORPORATE SERVICES ("BCS"). Using our fiber optic and satellite-based networks in and between major metropolitan areas of Russia, Ukraine and other countries of the CIS, we provide business and corporate services including voice and data services to corporate clients across all geographical markets and all industry segments, other than telecommunications operators;

    o CARRIER AND OPERATOR SERVICES. Using our fiber optic and satellite-based networks in and between major metropolitan areas of Russia, Ukraine and other countries of the CIS, we provide a range of carrier and operator services including voice and data services to foreign and Russian telecommunications and mobile operators;

    o CONSUMER INTERNET SERVICES. Using our fiber optic and satellite-based networks, we provide dial-up Internet access to the consumer market and web content offered through a family of Internet portals throughout Russia, Ukraine, Kazakhstan, and Uzbekistan; and

    o MOBILE SERVICES. Using our mobile networks in Kiev and Odessa, Ukraine, we provide mobile services with value-added features, such as voicemail, roaming and messaging services on a subscription and prepaid basis.

    We intend, wherever possible, to offer all of our integrated telecommunication services under the Golden Telecom brand, although, some services still carry local brands because of recent acquisitions. Our dial-up Internet services are distributed under the ROL brand in Russia, Kazakhstan and Uzbekistan and under the Svit-On-Line brand in Ukraine.

    Additionally, we hold a minority interest in MCT Corp. ("MCT"), which in turn has ownership interests in 13 mobile operations located throughout Russia and in Uzbekistan, Tajikistan and Afghanistan. We treat our ownership interest in MCT as an equity method investment and are not actively involved in the day-to-day management of the operations.

    Most of our revenue is derived from high-volume business customers and carriers. Our business customers include large multi-national companies, local enterprises, financial institutions, hotels and government agencies. We believe that the carriers, including mobile operators, which contribute a substantial portion of our revenues, in turn derive a portion of their business from high-volume business customers. Thus, we believe that the majority of our ultimate end-users are businesses that require access to highly reliable and advanced telecommunications facilities to sustain their operations.

    Traditionally, we have competed for customers on the basis of network quality, customer service and range of services offered. In the past several years, other telecommunications operators have also introduced high-quality services to the segments of the business market in which we operate. Competition with these operators is intense, and frequently results in declining prices for some of our services, which adversely affect our revenues. In addition, some of our competitors do not link their prices to the United States dollar ("USD") - ruble exchange rate, so when the ruble devalues, their prices effectively become lower in relation to our prices. The ruble exchange rate with the USD has become relatively stable since early 2000 and appreciated in 2003 and 2004 so price pressures associated with devaluation have eased considerably. We cannot be certain that the exchange rate will remain stable in the future and therefore we may experience additional price pressures.

RECENT ACQUISITIONS

    In August 2003, we completed the acquisition of 100% ownership interest in OOO Sibchallenge ("Sibchallenge"), a telecommunications service provider in Krasnoyarsk, Russia, for cash consideration of approximately $15.4 million. The acquisition

24 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


of Sibchallenge establishes our presence in the Krasnoyarsk region. In addition, Sibchallenge has numbering capacity and interconnect agreements.

    In December 2003, we completed the acquisition of 100% of the shares in OAO Comincom ("Comincom"), and its wholly-owned subsidiary, OAO Combellga ("Combellga") from Nye Telenor East Invest for a total purchase price of approximately $195.3 million, consisting of approximately $193.5 million in our common stock and direct transaction costs of approximately $1.8 million. The acquisition further strengthens our position in the key Moscow and St. Petersburg communications markets, and positions us to realize operating and capital expenditure synergies. Comincom provided telecommunications services, principally to major hotels, business offices, embassies and mobile communication companies through its telecommunications network in Russia. As of December 1, 2004, all assets, liabilities, rights and obligations of Comincom and Combellga were transferred to Sovintel as part of the legal merger of these three wholly-owned subsidiaries.

    In February 2004, we completed the acquisition of 100% ownership interest in ST-HOLDING s.r.o. ("ST-HOLDING"), a Czech company that owns 50% plus one share in ZAO Samara Telecom, a telecommunications service provider in Samara, Russia from ZAO SMARTS and individual owners. In April 2004, we completed the acquisition of 100% of the common stock in OAO Balticom Mobile ("Balticom") that owns 62% of ZAO WestBalt Telecom, an alternative telecommunications operator in Kaliningrad, Russia. In April 2004, we completed the acquisition of the remaining 49% ownership interest in OOO Uralrelcom that we did not already own. In May 2004, we completed the acquisition of a 54% ownership interest in SP Buzton ("Buzton"), an alternative telecommunications operator in Uzbekistan. These companies were acquired for approximately $16.0 million in cash, with $1.1 million held in escrow for a period of one year related to Balticom and $0.5 million payable for Buzton upon satisfactory achievement of certain conditions.

    In August 2004, we entered into a share purchase agreement with Nodama Holdings, Ltd. ("Nodama"), to acquire 100% of the common stock in Hudson Telecom, Inc., a Delaware corporation, which owns 100% ownership interest in OOO Digital Telephone Networks and OOO Digital Telephone Switches, which together comprise one of the largest regional alternative operators in Russia. Their operations are in Rostov-on-Don and the surrounding region. Upon closure, Nodama will receive $45.0 million in cash of which $5.0 million will be placed in escrow for a period of one year subject to the achievement of certain financial conditions. Amounts in the escrow may be used to compensate us in the event of the realization of certain contingent liabilities in the acquired entities. While we expected to consummate this transaction in 2004, it has taken the seller additional time to conclude this transaction. The consummation of the transaction is conditioned upon, among other things, the completion of satisfactory due diligence and the seller's fulfilment of certain conditions precedent. The transaction is expected to close in the first half of 2005.

OTHER DEVELOPMENTS

    On January 1, 2004, a new law "On Telecommunications" (the "New Law") came into effect in Russia. The New Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The New Law was designed to create a new interconnect pricing regime in 2004 that should be more transparent and unified, if fairly implemented. However, as of December 31, 2004, this pricing regime has not been implemented. The New Law also creates a universal service charge calculated as a percentage of revenue which is not expected to exceed 3% of certain revenues of a telecommunications company. It is expected that the first payments of the universal service charge will be made in 2005. The New Law may increase the regulation of our operations, as it is intended to regulate licenses for long distance, international long distance and Voice over Internet Protocol ("VoIP"). Until such time as appropriate regulations consistent with the New Law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

    In March of 2005, we submitted an application for an intercity and international license in Russia. This license would allow us to handle long-distance voice traffic for our customers and other licensed operators, including mobile operators. This license is an integral component to our strategy of becoming the number one nationwide operator in Russia. This intercity and international license regime is an important component to Russia's liberalization plans for telecommunications. In anticipation of approval in 2005, we are planning the implementation of essential infrastructure including a number of long-distance switches.

    Recognizing that many of the markets in which we operate are complex, in particular as it relates to business, regulatory, political and cultural matters, we occasionally seek experienced local partners to assist in markets where we are likely to encounter operational difficulties. We have been cooperating with local partners in Ukraine to resolve commercial and regulatory disputes with monopoly

25 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


operators and regulatory authorities in Ukraine but had not previously finalized the compensation arrangement for the services. In addition to or in lieu of cash compensation, the Board of Directors approved the sale of a non-controlling interest in Golden Telecom (Ukraine) ("GTU") to such parties.

    Upon approval of our Board of Directors, in August 2004 we entered into a compensation arrangement for services provided to assist us in resolving commercial and regulatory disputes with monopoly operators and regulatory authorities in Ukraine. Our local partners have provided services on a success fee basis. Our Board of Directors approved an arrangement that effectively transferred 20% of the shares in GTU owned by us to the local partners as compensation for the services already provided and certain additional services to be provided. Under this arrangement, we paid the local partners $0.5 million in cash and granted the local partner an option to purchase 20% of GTU for $0.5 million in cash, in a transaction where the cash and the value of the services were approximately $3.6 million. This transaction closed in the third quarter of 2004, when the performance was completed and the option was exercised and resulted in a charge to operating income of approximately $3.6 million. The excess of the fair value of consideration exchanged for services over the book value of 20% of net assets of GTU was recorded as a credit to the consolidated equity, rather than income since we did not believe that the method of determining fair value met the objectively determinable criteria as required by Staff Accounting Bulletin Topic 5H. Fair value of the option approximated the fair value of shares transferred to the local partner due to the short exercise period of the option and was determined using the discounted cash flow valuation method. We continue to believe that Ukraine offers promising investment opportunities but that there are still political and commercial risks associated with operating in Ukraine.

    In July 2004, our Board of Directors adopted a Long-Term Incentive Bonus Plan ("LTIBP") for our senior management, effective as of January 1, 2004. The LTIBP is designed to reward senior management with annual bonus awards consisting of 100% restricted shares for our officers and 50% restricted shares and 50% cash payments for other qualified employees participating in LTIBP if we meet certain targets for net income growth established by the Board of Directors. In addition, the program provides for a one-time grant of a limited amount of shares to senior management in an aggregate amount not exceeding 50,000 shares. The LTIBP is intended to act as a retention mechanism for senior management as the cash payments and the restricted stock vest over a three year period. It is expected that the LTIBP will act as a substitute for our Equity Participation Plan under which significant amounts of stock options were, in the past, granted to senior management. During the twelve months ended December 31, 2004 we did not record any expenses associated with the LTIBP as we did not achieve the operational and financial targets for 2004. We currently anticipate repurchasing from time to time in the open market, a number of our shares equal to the number of our shares that are subject to awards under the LTIBP. We have not granted any shares under the LTIBP.

    In the third quarter of 2004, management determined that we had been inadvertently carrying accruals for estimated taxes, other than income taxes. Management concluded these accruals for estimated taxes should have been considered unnecessary and reversed prior to January 1, 2000. The net effect of the correction of this non-cash error was to reduce current liabilities and non-current liabilities by $2.0 million each with an offsetting decrease to accumulated deficit of $4.0 million in all periods presented. This adjustment had no effect on the reported results of operations in any of the periods presented.

    In February 2005, we received notice from Vimpelcom, our largest customer, that it is diverting a volume of traffic away from us pursuant to the telephone traffic routing provisions of the New Law and the General Scheme for operation of the Russian GSM Network promulgated by the Russian Ministry of Communications. At this point, we are in discussions with Vimpelcom and regulatory agencies and cannot accurately predict what will be the impact of this new issue on our operations going forward. Since January 1, 2005, we have lost approximately $0.2 million in revenue due to Vimpelcom's action.

HIGHLIGHTS AND OUTLOOK

    Since early 2000 we have witnessed a recovery in the Russian market, but downward pricing pressures persist from increased competition and the global trend toward lower telecommunications tariffs. In 2003 and 2004, our traffic volume increases exceeded the reduction in tariffs on certain types of voice traffic. This is a contributing factor to the increases in our revenue in 2003 and 2004, although the major factor of revenue increases in 2004 was the acquisition of Comincom. We expect that this trend of year over year increases in traffic volume will continue as long as the Russian economy continues to develop at its current pace. Although our revenue growth is strong, our overall margins continue to be impacted by price increases for services received from monopolistic incumbent operations.

    In order to handle additional traffic volumes, we have expanded and will continue to expand our fiber optic capacity along our heavy traffic and high cost routes to mitigate declines in traffic margins, reduce our unit transmission costs and ensure sufficient capacity to meet the growing demand for data and Internet services. We expect to continue to add additional transmission capacity, which due to its fixed cost nature can initially depress margins, but will over time allow us to improve or maintain our margins.

    We continue to follow our strategy of regional expansion. The project for the construction of the inter-city fiber optic link which we launched in the middle of 2004 will be continued into the second half of 2005. At present, we are constructing an inter-city fiber optic link from Moscow to Ufa through Nizhny Novgorod and Kazan. Subject to weather conditions, we expect that this inter-city fiber optic link will be operational in the second half of 2005. To date, this inter-city fiber optic link has been completed from Moscow to Noginsk. We intend to connect our operations in the European part of Russia to this backbone network and plan to invest a total of approximately $40.0 million to $50.0 million in this and related backbone projects through 2007.

    In Kiev, Ukraine we have entered into agreements to obtain sufficient numbering capacity for our business services operations. Our ability to grow our business services operations in Kiev may become limited if the parties who provide our numbering capacity and other infrastructure requirements are unable or unwilling to perform under their contracts with us.

26 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


    A significant portion of our carrier revenue is generated from the Ukrainian cellular operators' large volumes of international and long distance traffic. Price and quality of services are the primary factors in their purchase decision. In 2004, several Ukrainian cellular operators, including UMC and Kyivstar, received international communications license. Nevertheless, Ukrainian Mobile Communications ("UMC"), one of our largest customers, continued sending a large volume of outgoing international traffic through our network. Also, cellular operators have an increasing demand for some value added services like our "800" service.

    We have seen a significant year-over-year increase in our dial-up Internet subscriber numbers and we expect the increase to continue, as our base of regional subscribers expands. As additional dial-up capacity becomes available in Moscow, we expect to increase our market share in the capital as well.

    We have continued to integrate our acquisitions and improve operational efficiency while at the same time controlling costs. We expect to incur further costs in connection with overall streamlining of our operations during 2005. During the twelve months ended December 31, 2004, we incurred consulting and employee termination costs associated with the operational integration of Comincom into our operations which has been recorded in selling, general and administrative expense. In addition, we have incurred costs associated with, among other things, Sarbanes-Oxley compliance and other consulting and recruiting expenses.

    The rapid growth of the telecommunications market in Russia, Ukraine, and the CIS is fueled by macroeconomic growth and the inflow of direct foreign investment. We anticipate that the economic growth in these markets will create additional demand for telecommunications services. Additionally, in line with worldwide trends, we are starting to observe new customer demands for more sophisticated telecommunications and Internet services as well as other new technologies. We are responding to these customer demands by testing and implementing new technologies such as VoIP, wireless local loop and high-speed consumer Internet. Such new technologies will remove some of the barriers to access that some of our customers currently face. For example, with wireless local loop, we can connect remote customers to our network by by-passing the incumbents' wire network in order to provide higher quality access. Our customers are willing to pay a premium for this type of technology and customer service.

    With respect to 2005, we continue to see growth opportunities organically, through select acquisitions, and through the development of new lines. While our research indicates the telecommunications sector growth in business segments in the Moscow and St. Petersburg markets of fixed telecommunications services will continue to grow, we believe that the bulk of our growth will come from the key regions of Rostov-On-Don, Nizhny Novgorod, Samara, Ufa, Krasnoyarsk, Vladivostok, Khabarovsk, and Ekaterinburg.

    We will continue to align the strategy of each of our business segments with market forces in the countries where we operate. In BCS, our strategy is to focus on and grow our market-share through attractive service offerings supported by excellent customer care. We are focused on expanding into the regions as well as the fast growing small and medium-sized enterprise or ("SME") and the small office / home office or ("SOHO") markets. In these cases where the potential SME and SOHO customer is not on our network, our ability to fully benefit from growth in these market segments largely depends on the regulatory situation and our ability to get access to the copper and other infrastructure of the incumbent operators under reasonable terms and conditions. In Carrier and Operator Services our strategy for future years will focus on partnering with more mobile operators in the regions. We aim to provide mobile operators with the right solutions for their needs and thereby benefit from the mobile operator expansion and growth. Our 2004 growth in Consumer and Internet Services indicates that our dial-up business continues to be very strong. However, we also recognize that new technologies are making their way into Russia, Ukraine, and CIS. Thus, we continue to "beta" test new technologies that will benefit consumers and allow us to strengthen our market position as well as to up-sell to our existing dial-up customer base. A recent example of this is our implementation of WiMax and Wi-Fi in selected areas of Russia. Also, with low penetration of dial-up services throughout the regions, we continue to see potential in this market.

CRITICAL ACCOUNTING POLICIES

    The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To assist that understanding, management has identified our "critical accounting policies". These policies have the potential to have a significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

    Revenue recognition policies; we recognize operating revenues as services are rendered or as products are delivered to customers and installed. Under multiple-delivery contracts, involving a combination of product delivery, installation and maintenance, connection and service fees, revenues are recognized based on the relative fair value of the respective amounts. Elements are grouped if they are inseparable or objective evidence of fair value does not exist. Certain revenues, such as connection and installation fees, are deferred. We also defer direct incremental costs related to connection fees, not exceeding the revenue deferred. Deferred revenues are subsequently recognized over the estimated average customer lives, which are periodically reassessed by us, and such reassessment may impact our future operating results. In determining the recording of revenue, estimates and assumptions are required in assessing the expected conversion of the revenue streams to cash collected.

    Allowance for doubtful accounts policies; the allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, changes in the creditworthiness of our customers,

27 GOLDEN TELECOM INC. Annual Report 2004                       Financial Review


and other relevant factors. Changes in the underlying assumptions may have a significant impact on the results of our operations. In particular, we have certain amounts due to and from subsidiaries of a European telecommunications operator who is currently subject to bankruptcy proceedings. The ultimate resolution of this matter will be affected by a number of factors including the determination of legal obligations of each party, the course of the bankruptcy proceedings, and the enforceability of any determinations. We have recognized provisions based on our preliminary estimate of net exposure on the resolution of these receivables and payables. If our assessment proves to be incorrect we may have to recognize an additional provision of up to $2.2 million, net of tax, although management believes that the possibility of such an adverse outcome is remote.

    Long-lived asset recovery policies; this policy is in relation to long-lived assets, consisting primarily of property and equipment and intangibles, which comprise a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of estimated economic useful lives for each category of current property and equipment. Additionally, long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting useful lives and testing for recoverability of our long-lived assets require the exercise of management's judgment and estimation based on certain assumptions concerning the expected life of any asset and expected future cash flows from the use of an asset.

    Goodwill and assessment of impairment; commencing from the adoption of Statement on Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, we perform goodwill impairment testing annually as of October 1 or whenever impairment indicators exist. This test requires a significant degree of judgment about the future events and it includes determination of the reporting units, allocation of goodwill to the reporting units and comparison of the fair value with the carrying amount of each reporting unit. Based on the discounted cash flow valuations performed in 2004, we concluded that for all reporting units the fair value is in excess of the respective carrying amounts.

    Valuation allowance for deferred tax asset; we record valuation allowances related to tax effects of deductible temporary differences and loss carryforwards when, in the opinion of management, it is more likely than not that the respective tax assets will not be realized. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

    Business segment information; we changed our reporting for business segments in the second quarter of 2003. Prior to the completion of the acquisition of the remaining 50% ownership interest in Sovintel and the subsequent merger of TeleRoss into Sovintel in April 2003, we managed our business segments based on telecommunications products that we provided. In the first quarter of 2003, we re-designed our business segments around customer characteristics. Currently, we report four segments within the telecommunications industry: Business and Corporate Services, Carrier and Operator Services, Consumer Internet Services and Mobile Services. A significant portion of our cost structure, including our investment in infrastructure, benefits multiple segments. As a result, we perform allocations of certain costs in order to report business segment information for management and financial reporting purposes. Applying different allocation techniques and parameters could impact the reported results of individual business segments.

    Functional currency; effective January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore the determination of functional currency for United States generally accepted accounting principles ("US GAAP") reporting purposes should be based on the analysis of the underlying business transactions for each foreign subsidiary. We have determined in accordance with the functional currency criteria of SFAS No. 52, "Foreign Currency Translation", that the USD should be considered the functional currency of all foreign subsidiaries. There are subjective elements in this determination, including a weight given to each specific criteria established by SFAS No. 52. Changes in the underlying business transactions could lead to different functional currency determination for a particular subsidiary, which would have an impact on its reported financial position and results of operations.

CRITICAL ACCOUNTING ESTIMATES

    Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgment. We believe the following items represent such particularly sensitive accounting estimates:

    Allowance for doubtful accounts; any changes in the underlying assumptions of recoverability of accounts receivable by respective aging group or certain specific accounts that are excluded from the specific and general allowances could have a material effect on our current and future results of operations. We believe that the allowance for doubtful accounts is adequate to cover estimated losses in our accounts receivable balances under current conditions.

28 GOLDEN TELECOM INC. Annual Report 2004    Financial Review


    Tax provisions; in the course of preparing financial statements in accordance with US GAAP, we record potential tax loss provisions under the guidelines of SFAS No. 5, "Accounting for Contingencies". In general SFAS No. 5 requires loss contingencies to be recorded when they are both probable and reasonably estimable. In addition, we record other deferred tax provisions under the guidelines of SFAS No. 109, "Accounting for Income Taxes". Significant judgment is required to determine when such provisions should be recorded, and when facts and circumstances change, when such provisions should be released.

    Useful lives of property and equipment and certain intangible assets; our network assets and amortizable intangible assets are depreciated and amortized over periods generally ranging from five to ten years. Any reduction or increase in the estimated useful lives for a particular category of fixed assets or intangible assets could have a material effect on our future results of operations.

    Business combinations; SFAS No. 141, "Business Combinations", requires us to recognize the share in the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired are based on our expectations of future results of operations of such businesses.

RECENT ACCOUNTING PRONOUNCEMENTS

    In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest ("VIE") should be consolidated with its primary beneficiary. FIN No.46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation ("FIN No. 46R") substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. There were no such entities created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such VIE is a special-purpose entity ("SPE"), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not a SPE. We did not identify any previously formed SPEs that are VIEs. Therefore the adoption of FIN No. 46R did not have an impact on the financial position or results of operations.

    In December 2004, the FASB issued Statement on Financial Accounting Standard ("SFAS") No. 123R (revised 2004), "Share Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" SFAS No. 123R supersedes APB No. 25, "Accounting for Stock Issued to Employees and amends SFAS No. 95, "Statement of Cash Flows". Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

    SFAS No. 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) an "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. We plan to adopt SFAS No. 123R using the modified prospective method. As we currently account for share based payments to employees in accordance with the intrinsic value method permitted under ABP No. 25, no compensation expense is recognized. The impact of adopting SFAS No. 123R cannot be accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share. SFAS No. 123R also requires that tax benefits received in excess of compensation cost be reclassified from an operating cash flow to a financing cash flow in the Consolidated Statement of Cash Flows. This change in classification will reduce net operating cash flows and increase net financing cash flows in the periods after adoption.

    In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB No. 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial

29 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on our results of operations or financial position.

RESULTS OF OPERATIONS

    The results of our four business segments from the operations of our consolidated entities combined with the non-consolidated entities where we are actively involved in the day-to-day management, are shown in note 14 "Segment Information - Line of Business Data" to our consolidated financial statements. In addition, revenue and costs from related parties are shown in note 13 "Related Party Transactions".

    In accordance with SFAS No. 52, we have determined that the functional currency of each foreign subsidiary is the USD, as the majority of our cash flows are indexed to, or denominated in USD. Through December 31, 2002, Russia had been considered to be a highly inflationary environment. From January 1, 2003, Russia ceased to be considered as a highly inflationary economy. As we believe that the functional currency of each foreign subsidiary is the USD, this change did not have a material impact on our results of operations or financial position.

    According to Russian government estimates, inflation in Russia was 16% in 2002, 14% in 2003 and 12% in 2004. The Russian government expects inflation to be approximately 11% in 2005. Although the rate of inflation has been declining, any return to heavy and sustained inflation could lead to market instability, new financial crises, reduction in consumer buying power and erosion of consumer confidence.

    As of April 15, 2003, all assets, liabilities, rights and obligations of TeleRoss were transferred to Sovintel as part of the legal merger of these two wholly-owned subsidiaries. This resulted in the reorganization of our operations along the lines of customer characteristics as opposed to the types of telecommunications products we provide. Therefore, in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we have aligned our operating segments in the manner that the chief operating decision maker manages the operations for purposes of making operating decisions and allocating resources.

    THE DISCUSSION OF OUR RESULTS OF OPERATIONS IS ORGANIZED AS FOLLOWS:

o Consolidated Results. Consolidated Results of Operations for the Year Ended December 31, 2004 compared to the Consolidated Results of Operations for the Year Ended December 31, 2003

o Consolidated Financial Position. Consolidated Financial Position at December 31, 2004 compared to Consolidated Financial Position at December 31, 2003

o Consolidated Results. Consolidated Results of Operations for the Year Ended December 31, 2003 compared to the Consolidated Results of Operations for the Year Ended December 31, 2002

o Consolidated Financial Position. Consolidated Financial Position at December 31, 2003 compared to Consolidated Financial Position at December 31, 2002

CONSOLIDATED RESULTS - CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE

    Our revenue increased by 62% to $584.0 million for the year ended December 31, 2004 from $360.5 million for the year ended December 31, 2003. The overall increase in revenue was due primarily to the consolidation of 100% of Comincom's results of operations for a full year and, with respect to our existing business, an increase in customer base and services provided to existing customers, partially offset by lower prices for certain services. The breakdown of revenue by business group was as follows:

30 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


                                       CONSOLIDATED REVENUE         CONSOLIDATED REVENUE
                                            FOR THE YEAR                 FOR THE YEAR
                                      ENDED DECEMBER 31, 2003      ENDED DECEMBER 31, 2004
                                     -------------------------    -------------------------
                                                         (IN MILLIONS)
REVENUE
   Business and Corporate Services   $                   188.9    $                   324.8
   Carrier and Operator Services                         128.5                        198.9
   Consumer Internet Services                             30.8                         45.5
   Mobile Services                                        13.9                         15.8
   Eliminations                                           (1.6)                        (1.0)
                                     -------------------------    -------------------------
TOTAL REVENUE                        $                   360.5    $                   584.0

    Business and Corporate Services. Revenue from BCS increased by 72% to $324.8 million for the year ended December 31, 2004 from $188.9 million for the year ended December 31, 2003. The primary reason for the increase is due to the acquisition of 100% ownership interest in Comincom in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. Comincom's revenue from BCS was $90.7 million for the year ended December 31, 2004. BCS revenue increased by approximately $8.3 million due to the 2004 acquisitions of ST-HOLDING, Balticom, and Buzton. We began consolidating these three companies into our results at various points during the first half of 2004. Additionally, $3.5 million of the total increase is due to 2004 being the first full year that we consolidated the results of Sibchallenge, an August 2003 acquisition. The remainder of the increase was the result of expanding our pre-existing business. In addition to the above factors, in our largest market, Moscow, we had increases in our domestic traffic revenues due to adding approximately 9,100 new corporate customers and signing up 99 new multi-tenant business centers and 10 new trade centers in the year ended December 31, 2004 along with actively promoting new services among our client base. BCS Moscow recognized approximately $23.7 million in revenue from new contracts in 2004 and grew the number of its Direct Inward Dialing lines from 102,037 as of December 31, 2003 to approximately 116,668 as of December 31, 2004.

    Revenue from the BCS division of GTU increased by 52% to $28.8 million for the year ended December 31, 2004 from $19.0 million for the year ended December 31, 2003. The increase in revenue was due to a 63% increase in the number of serviced voice lines and a 28% increase in average rate per minute of use. The latter was caused by the calling party pays ("CPP") principle of settlement rates introduced by the Ukrainian Parliament in late 2003, which has increased revenue and settlement rates to Ukrainian mobile networks.

    Carrier and Operator Services. Revenue from Carrier and Operator Services increased by 55% to $198.9 million for the year ended December 31, 2004 from $128.5 million for the year ended December 31, 2003. The primary reason for the increase is due to the acquisition of 100% ownership interest in Comincom in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. Comincom's revenue from Carrier and Operator Services was $21.6 million for the year ended December 31, 2004. Also, revenue increased by approximately $2.5 million due to the 2004 acquisitions of ST-HOLDING, Balticom, and Buzton. We began consolidating these three companies into our results at various points during the first half of 2004. Additionally, $4.7 million of the total increase is due to 2004 being the first full year that we consolidated the results of Sibchallenge, an August 2003 acquisition. We have expanded our operations with existing partners and added a number of new carriers specifically in the regions with increased volumes of traffic, including VoIP. In addition, we continue to expand our business with major cellular providers both in the capital and in the regions, which helped offset general tariff declines, although pricing pressures still exist.

    Revenue for the Carrier and Operator Services division of GTU increased by 71% to $19.8 million for the year ended December 31, 2004 from $11.6 million for the year ended December 31, 2003. The increase in revenue was due to a 91% increase in incoming international traffic which we are able to terminate in a number of cities in Ukraine, offset by a 34% decrease in outgoing international traffic.

    Consumer Internet Services. Revenue from Consumer Internet Services increased by 48% to $45.5 million for the year ended December 31, 2004 from $30.8 million for the year ended December 31, 2003. The increase is largely the result of increases in the number of dial-up Internet subscribers from 363,545 at December 31, 2003 to 413,351 at December 31, 2004 and the average revenue per Internet subscriber increasing from approximately $8.39 per month to approximately $9.03 per month over the same period.

    Mobile Services. Revenue from Mobile Services increased by 14% to $15.8 million for the year ended December 31, 2004 from $13.9 million for the year ended December 31, 2003. Active subscribers increased from 40,026 at December 31, 2003 to 57,490 at December 31, 2004 due to an increase in the number of prepaid subscribers driven by the overall Ukrainian mobile market growth. The average revenue per active subscriber has decreased by 11% to approximately $27.23 per month due to the decrease in the subscription fee for the tariff plan which allows for unlimited local calls for a fixed payment as well as decrease in the number of the subscribers using the said tariff plan and due to an increase in the share of prepaid subscribers with lower activity and no fixed charge.

31 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


EXPENSES

    The following table shows our principal expenses for the years ended December 31, 2003 and December 31, 2004:

                                      CONSOLIDATED EXPENSES   CONSOLIDATED EXPENSES
                                       FOR THE YEAR ENDED       FOR THE YEAR ENDED
                                       DECEMBER 31, 2003        DECEMBER 31, 2004
                                     ---------------------    ---------------------
                                                      (IN MILLIONS)
COST OF REVENUE
   Business and Corporate Services   $                84.8    $               141.2
   Carrier and Operator Services                      74.9                    127.5
   Consumer Internet Services                         20.2                     26.9
   Mobile Services                                     2.8                      6.0
   Eliminations                                       (1.6)                    (1.0)
                                     ---------------------    ---------------------
TOTAL COST OF REVENUE                                181.1                    300.6
Selling, general and administrative                   64.4                    112.9
Depreciation and amortization                         45.3                     75.0
Equity in earnings of ventures                        (4.7)                    (0.3)
Interest income                                       (1.1)                    (1.1)
Interest expense                                       2.0                      0.6
Foreign currency (gain)/ loss                          0.2                     (0.7)
Provision for income taxes           $                17.4    $                30.7

Cost of Revenue

    Our cost of revenue increased by 66% to $300.6 million for the year ended December 31, 2004 from $181.1 million for the year ended December 31, 2003.

    Business and Corporate Services. Cost of revenue from BCS increased by 67% to $141.2 million, or 43% of revenue, for the year ended December 31, 2004 from $84.8 million, or 45% of revenue, for the year ended December 31, 2003. The primary reason for the increase in cost of revenue and the decrease in cost of revenue as a percentage of revenue was due to the acquisition of 100% ownership interest in Comincom in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. Comincom's cost of revenue from BCS was $36.0 million for the year ended December 31, 2004, or 40% of its revenue. BCS cost of revenue increased by approximately $3.2 million due to the 2004 acquisitions of ST-HOLDING, Balticom, and Buzton. We began consolidating these three companies into our results at various points during the first half of 2004. Additionally, $1.1 million of the total increase is due to 2004 being the first full year that we consolidated the results of Sibchallenge, an August 2003 acquisition. Cost of revenue as a percentage of revenue decreased as we leveraged the fixed cost portion of our operations over increased volumes.

    Cost of revenue for the BCS division of GTU increased by 60% to $14.6 million, or 51% of revenue, for the year ended December 31, 2004 from $9.1 million, or 48% of revenue, for the year ended December 31, 2003. Cost of revenue increased as a percentage of revenue due to the increased volume of lower margin traffic to mobile networks.

    Carrier and Operator Services. Cost of revenue from Carrier and Operator Services increased by 70% to $127.5 million, or 64% of revenue, for the year ended December 31, 2004 from $74.9 million, or 58% of revenue, for the year ended December 31, 2003. The primary reason for the increase in cost of revenue was due to the acquisition of 100% ownership interest in Comincom in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. Comincom's cost of revenue from Carrier and Operator Services was $12.4 million, or 57% of its revenue, for the year ended December 31, 2004. Also, cost of revenue increased by approximately $0.2 million due to the 2004 acquisition of ST-HOLDING, Balticom, and Buzton. The increase in cost of sales resulting from these acquisitions was minimal since the vast majority of their cost of revenue is incurred with other majority-owned subsidiaries and is, therefore, eliminated in consolidation. We began consolidating these three companies into our results at various points during the first half of 2004. Additionally, $1.2 million of the total increase is due to 2004 being the first full year that we consolidated the results of Sibchallenge, an August 2003 acquisition. The increase in cost of revenue as a percentage of revenue resulted from settlements to other operators not decreasing in line with the pricing concessions to our customers partially offset by operational improvements in terms of efficient use of available network resources. In addition, the cost of revenue as a percentage of revenue increased due to higher volumes of lower margin VoIP sales.

    Cost of revenue for the Carrier and Operator Services division of GTU increased by 98% to $16.0 million, or 81% of revenue, for the year ended December 31, 2004 from $8.1 million, or 70% of revenue, for the year ended December 31, 2003. Cost of revenue increased as a percentage of revenue due to a 91% increase in lower margin international incoming traffic and a 34% decrease in higher margin international outgoing traffic.

32 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


    Consumer Internet Services. Cost of revenue from Consumer Internet Services increased by 33% to $26.9 million, or 59% of revenue, for the year ended December 31, 2004 from $20.2 million, or 66% of revenue, for the year ended December 31, 2003. The decrease as a percentage of revenue was mainly due to leveraging the fixed cost portion of our operations over increased volumes.

    Mobile Services. Cost of revenue from Mobile Services increased by 114% to $6.0 million, or 38% of revenue, for the year ended December 31, 2004 from $2.8 million, or 20% of revenue, for the year ended December 31, 2003. The cost of revenue as a percentage of revenue increased due to the introduction of the CPP principle by the Ukrainian Parliament in the third quarter of 2003 as settlement costs for traffic to other mobile networks increased.

Selling, General and Administrative

    Our selling, general and administrative expenses increased by 75% to $112.9 million, or 19% of revenue, for the year ended December 31, 2004 from $64.4 million, or 18% of revenue, for the year ended December 31, 2003. The primary reason for the increase was acquisitions occurring in late 2003 and in 2004. Other factors contributing to the increase were reserves and write-offs of unrecoverable value-added taxes in certain subsidiaries, increased bad debt expense, expenses associated with the December 1, 2004 legal merger and integration of Comincom and Combellga including expense charges related to payroll and assets taxes directly related to the legal merger, increase in cost related to increases in temporary staffing, cost associated with new senior management recruitment and employment, and additional expenses associated with Sarbanes-Oxley compliance. In addition, in the third quarter of 2004, we incurred $3.6 million in consulting fees in association with the transfer of 20% of our ownership interest in GTU to a Ukrainian partner in exchange for services provided by the partner.

Depreciation and Amortization

    Our depreciation and amortization expenses increased by 66% to $75.0 million for the year ended December 31, 2004 from $45.3 million for the year ended December 31, 2003. The increase was due in part to depreciation on continuing capital expenditures of the consolidated entities, but primarily relates to our acquisition of the 100% ownership interest in Comincom and subsequent consolidation of Comincom as of December 1, 2003 into our results of operations. As a result of consolidating Comincom, depreciation and amortization increased by $18.9 million for the year ended December 31, 2004.

Equity in Earnings of Ventures

    The earnings after interest and tax charges from our investments in non-consolidated ventures decreased to $0.3 million for the year ended December 31, 2004 from $4.7 million for the year ended December 31, 2003. The decrease in equity in earnings was mainly due to receiving a $4.7 million dividend from MCT in the fourth quarter of 2003.

Interest Income

    Our interest income for the year ended December 31, 2004 remained unchanged from the $1.1 million for the year ended December 31, 2003.

Interest Expense

    Our interest expense was $0.6 million for the year ended December 31, 2004 down from $2.0 million for the year ended December 31, 2003. Debt, excluding capital lease obligations, at December 31, 2004 was $0.2 million compared to $1.2 million at December 31, 2003. On June 30, 2003, we settled $30.0 million of outstanding debt plus accrued interest under a credit facility with ZAO Citibank.

Foreign Currency Gain (Loss)

    Our foreign currency gain was $0.7 million for the year ended December 31, 2004, compared to a foreign currency loss of $0.2 million for the year ended December 31, 2003. The improvement in foreign currency loss is due to the combination of movements in exchange rates and changes in the amount of net monetary assets that we have denominated in foreign currencies.

Minority Interest

    Our minority interest was $1.5 million for the year ended December 31, 2004, compared to a $0.5 million for the year ended December 31, 2003. The increase was the result of minority interests in the earnings of GTU, ZAO Samara Telecom, ZAO WestBalt Telecom and Buzton. Except for GTU, each of these consolidated subsidiaries was acquired during the first half of 2004. Minority interests in the earnings of GTU arose in 2004 due to the sale of a non-controlling interest to our local partners in Ukraine.

33 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


Provision for Income Taxes

    Our charge for income taxes was $30.7 million for the year ended December 31, 2004 compared to $17.4 million for the year ended December 31, 2003. Our effective tax rate was 32% for the year ended December 31, 2004 compared to 24% for the year ended December 31, 2003 partly as a result of increases in non-deductible expenses in 2004, versus recording a deferred tax benefit related to the reduction of a deferred tax asset valuation allowance in 2003. The overall increase in income tax expense is primarily due to the acquisition of 100% ownership interest in Comincom and subsequent consolidation of Comincom from December 1, 2003 into our results of operations. In addition, there were increased levels of taxable profits being incurred in our Russian and Ukrainian subsidiaries in the year ended December 31, 2004 as compared to the year ended December 31, 2003.

Net Income and Net Income per Share

    Our net income for the year ended December 31, 2004 was $64.8 million, compared to a net income of $55.4 million for the year ended December 31, 2003.

    Our net income per share of common stock decreased to $1.79 for the year ended December 31, 2004, compared to a net income per share of $1.95 for the year ended December 31, 2003. The decrease in net income per share of common stock was due to the increase in net income partly offset by an increase in the number of weighted average shares to 36,225,531 in the year ended December 31, 2004, compared to 28,467,677 in the year ended December 31, 2003. The increase in outstanding shares was a direct result of the Comincom acquisition and employee stock option exercises.

    Our net income per share of common stock on a fully diluted basis decreased to $1.77 for the year ended December 31, 2004, compared to a net income per common share of $1.90 for the year ended December 31, 2003. The decrease in net income per share of common stock on a fully diluted basis was due to the increase in net income partly offset by an increase in the number of weighted average shares assuming dilution to 36,552,547 the year ended December 31, 2004, compared to 29,106,540 for the year ended December 31, 2003.

CONSOLIDATED FINANCIAL POSITION - SIGNIFICANT CHANGES IN CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2004 COMPARED TO CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2003

Accounts Receivable

    Accounts receivable increased from December 31, 2003 to December 31, 2004 as a result of increased revenue during the period ended December 31, 2004 and slower collections from customers.

Property and Equipment

    Our property and equipment increased at December 31, 2004 as compared to December 31, 2003 mainly as a result of continuing capital expenditures.

Intangible Assets

    Our intangible assets increased at December 31, 2004 as compared to December 31, 2003 as a result of our acquisition of ST-HOLDING in February 2004, our acquisition of Balticom Mobile in April 2004, Buzton in May 2004 and the build out of new numbering capacity.

Minority Interest

    Our minority interest increased at December 31, 2004 as compared to December 31, 2003 as a result of minority interests in the equity of GTU, ZAO Samara Telecom, ZAO WestBalt Telecom and Buzton. Except for GTU, each of these consolidated subsidiaries was acquired during the first half of 2004. Minority interests of GTU arose in 2004 due to the sale of a non-controlling interest to our local partners in Ukraine.

Stockholders' Equity

    Shareholders' equity increased from December 31, 2003 to December 31, 2004 as a result of our net income of $64.8 million, cash proceeds of approximately $4.9 million received from the exercise of employee stock options, partially offset by declaring and paying $29.0 million dividends for the year ended December 31, 2004.

    In addition, we transferred 20% of the ownership interest in GTU to a Ukrainian partner in exchange for services provided by the partner in August 2004. The excess of the fair value of consideration exchanged for services over the book value of 20% of net assets of GTU was recorded as a credit to the consolidated equity.

    In the third quarter of 2004, management determined that we have been inadvertently carrying accruals for estimated taxes, other than income taxes. Management concluded these accruals for estimated taxes should have been considered unnecessary and reversed

34 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


prior to January 1, 2000. The net effect of the correction of this non-cash error was to reduce current liabilities and non-current liabilities by $2.0 million each with an offsetting decrease to accumulated deficit of $4.0 million in all periods presented.

CONSOLIDATED RESULTS - CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE

    Our revenue increased by 81% to $360.5 million for the year ended December 31, 2003 from $198.7 million for the year ended December 31, 2002. The overall increase in revenue was largely due to the consolidation of Sovintel's results of operations for a full year. The breakdown of revenue by business group was as follows:

                                      CONSOLIDATED REVENUE       CONSOLIDATED REVENUE
                                          FOR THE YEAR               FOR THE YEAR
                                     ENDED DECEMBER 31, 2002    ENDED DECEMBER 31, 2003
                                     -----------------------    -----------------------
                                                       (IN MILLIONS)
REVENUE
   Business and Corporate Services   $                  91.7    $                 188.9
   Carrier and Operator Services                        73.9                      128.5
   Consumer Internet Services                           21.8                       30.8
   Mobile Services                                      13.0                       13.9
   Eliminations                                         (1.7)                      (1.6)
                                     -----------------------    -----------------------
TOTAL REVENUE                        $                 198.7    $                 360.5

    Business and Corporate Services. Revenue from BCS increased by 106% to $188.9 million for the year ended December 31, 2003 from $91.7 million for the year ended December 31, 2002. The primary reason for the increase is due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002. In addition, we had increases in our domestic traffic revenues due to adding approximately 1,600 new corporate customers and signing up 74 new multi-tenant business centers in the year ended December 31, 2003 along with actively promoting new services among our client base. In addition, in the fourth quarter of 2003, we had approximately $5.0 million in customer premises equipment sales, higher than we have experienced in previous quarters.

    The acquisition of 100% ownership interest in Comincom was completed in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. As a result of consolidating Comincom, revenue from BCS increased by $6.7 million for the year ended December 31, 2003.

    Revenue from the BCS division of GTU increased by 15% to $19.0 million for the year ended December 31, 2003 from $16.5 million for the year ended December 31, 2002. The increase in revenue was due to an increase in the total intercity minutes of use by business and corporate clients and an increase in monthly recurring charges offset by lower equipment sales.

    Carrier and Operator Services. Revenue from Carrier and Operator Services increased by 74% to $128.5 million for the year ended December 31, 2003 from $73.9 million for the year ended December 31, 2002. The primary reason for the increase is due to the acquisition of the remaining 50% ownership interest in Sovintel, which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002. In addition, we have added a number of new carriers with increased volumes of traffic, especially VoIP, and increased the number of services that we offer to cellular providers, which has more than offset general tariff declines, although pricing pressures still exist.

    The acquisition of 100% ownership interest in Comincom was completed in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. As a result of consolidating Comincom, revenue from Carrier and Operator Services increased by $2.0 million for the year ended December 31, 2003.

    Revenue for the Carrier and Operator Services division of GTU increased by 93% to $11.6 million for the year ended December 31, 2003 from $6.0 million for the year ended December 31, 2002. The increase in revenue was due to increasing volumes of incoming international traffic which we are able to terminate in a number of cities in Ukraine as well as increasing volumes of outgoing international traffic.

    Consumer Internet Services. Revenue from Consumer Internet Services increased by 41% to $30.8 million for the year ended December 31, 2003 from $21.8 million for the year ended December 31, 2002. The increase is largely the result of increases in the number of dial-up Internet subscribers from 242,155 at December 31, 2002 to 363,545 at December 31, 2003 and the average revenue per Internet subscriber increasing from approximately $7.84 per month to approximately $8.39 per month over the same period.

35 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


    Mobile Services. Revenue from Mobile Services increased by 7% to $13.9 million for the year ended December 31, 2003 from $13.0 million for the year ended December 31, 2002. Active subscribers increased from 35,386 at December 31, 2002 to 40,026 at December 31, 2003 and the average revenue per active subscriber has increased by 8% to approximately $30.74 per month due to an increasing number of subscribers on a tariff plan which allows for unlimited local calls for a fixed payment of $99 per month. As a result of the adoption of the CPP principle by the Ukrainian Parliament on September 17, 2003, we were unable to charge our mobile customers for incoming calls and our revenues were reduced accordingly.

EXPENSES

    The following table shows our principal expenses for the years ended December 31, 2002 and December 31, 2003:

                                        CONSOLIDATED EXPENSES        CONSOLIDATED EXPENSES
                                          FOR THE YEAR ENDED           FOR THE YEAR ENDED
                                          DECEMBER 31, 2002            DECEMBER 31, 2003
                                      -------------------------    -------------------------
                                                           (IN MILLIONS)
COST OF REVENUE
   Business and Corporate Services    $                    47.9    $                    84.8
   Carrier and Operator Services                           27.4                         74.9
   Consumer Internet Services                              14.6                         20.2
   Mobile Services                                          3.0                          2.8
   Eliminations                                            (1.7)                        (1.6)
                                      -------------------------    -------------------------
TOTAL COST OF REVENUE                                      91.2                        181.1
Selling, general and administrative                        46.1                         64.4
Depreciation and amortization                              30.0                         45.3
Equity in earnings of ventures                             (4.4)                        (4.7)
Interest income                                            (1.6)                        (1.1)
Interest expense                                            2.2                          2.0
Foreign currency loss                                       1.2                          0.2
Provision for income taxes            $                     4.6    $                    17.4

Cost of Revenue

    Our cost of revenue increased by 99% to $181.1 million for the year ended December 31, 2003 from $91.2 million for the year ended December 31, 2002.

    Business and Corporate Services. Cost of revenue from BCS increased by 77% to $84.8 million, or 45% of revenue, for the year ended December 31, 2003 from $47.9 million, or 52% of revenue, for the year ended December 31, 2002. The increase in cost of revenue and the decrease in cost of revenue as a percentage of revenue are mainly due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002. In addition, in the fourth quarter of 2003, we had approximately $5.0 million in customer premises equipment sales with significantly lower margins as part of a strategy to provide a wider range of communication and Internet technology products to our existing customers.

    The acquisition of 100% ownership interest in Comincom was completed in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. As a result of consolidating Comincom, cost of revenue from Business and Corporate Services increased by $2.9 million for the year ended December 31, 2003.

    Cost of revenue for the Business and Corporate Services division of GTU increased by 20% to $9.1 million, or 48% of revenue, for the year ended December 31, 2003 from $7.6 million, or 46% of revenue, for the year ended December 31, 2002.

    Carrier and Operator Services. Cost of revenue from Carrier and Operator Services increased by 173% to $74.9 million, or 58% of revenue, for the year ended December 31, 2003 from $27.4 million, or 37% of revenue, for the year ended December 31, 2002. The increase in cost of revenue and the increase in cost of revenue as a percentage of revenue was due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. Sovintel's cost of revenue as a percentage of revenue is traditionally lower margin bilateral voice. We began consolidating Sovintel into our results of operations from September 17, 2002.

    Cost of revenue for the Carrier and Operator Services division of GTU increased by 113% to $8.1 million, or 70% of revenue, for the year ended December 31, 2003 from $3.8 million, or 63% of revenue, for the year ended December 31, 2002. Cost of revenue increased as a percentage of revenue due to the increased volumes of lower margin international incoming and outgoing traffic.

36 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


    The acquisition of 100% ownership interest in Comincom was completed in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. As a result of consolidating Comincom, cost of revenue from Carrier and Operator Services increased by $1.4 million for the year ended December 31, 2003.

    Consumer Internet Services. Cost of revenue from Consumer Internet Services increased by 38% to $20.2 million, or 66% of revenue, for the year ended December 31, 2003 from $14.6 million, or 67% of revenue, for the year ended December 31, 2002. The decrease as a percentage of revenue was mainly due to additional low cost interconnect capacity becoming available in the third quarter of 2002.

    Mobile Services. Cost of revenue from Mobile Services decreased by 7% to $2.8 million, or 20% of revenue, for the year ended December 31, 2003 from $3.0 million, or 23% of revenue, for the year ended December 31, 2002. The cost of revenue as a percentage of revenue decreased due to the increased number of subscribers using the unlimited local call tariff plan which does not lead to additional settlement costs with other operators.

Selling, General and Administrative

    Our selling, general and administrative expenses increased by 40% to $64.4 million, or 18% of revenue, for the year ended December 31, 2003 from $46.1 million, or 23% of revenue, for the year ended December 31, 2002. This increase in selling, general and administrative expenses was mainly due to increases in employee related costs, advertising, inventory obsolescence, bad debt expense, consulting costs associated with the operational integration of Comincom, and other selling, general and administrative expenses arising from the consolidation of Sovintel from September 17, 2002 and the consolidation of Comincom from December 1, 2003 into our results of operations.

Depreciation and Amortization

    Our depreciation and amortization expenses increased by 51% to $45.3 million for the year ended December 31, 2003 from $30.0 million for the year ended December 31, 2002. The increase was due in part to depreciation on continuing capital expenditures of the consolidated entities, but primarily relates to our acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel as of September 17, 2002 into our results of operations. In addition, depreciation and amortization increased by $1.7 million due to the consolidation of Comincom into our results of operations from December 1, 2003.

Equity in Earnings of Ventures

    The earnings after interest and tax charges from our investments in non-consolidated ventures increased to $4.7 million for the year ended December 31, 2003 from $4.4 million for the year ended December 31, 2002. We recognized earnings at Sovintel of $9.6 million for the period from January 1, 2002 to September 16, 2002, which more than offset our recognized losses in MCT of $5.1 million. The increase in equity in earnings was mainly due to receiving a $4.7 million dividend from MCT in the fourth quarter of 2003, an equity investment in which we have ceased recognition of losses as they exceeded our investment base, partly offset by the effects of the acquisition of the remaining 50% of Sovintel and its subsequent consolidation as of September 17, 2002 into our results of operations.

Interest Income

    Our interest income was $1.1 million for the year ended December 31, 2003 down from $1.6 million for the year ended December 31, 2002. The decrease in interest income mainly reflects lower interest rates earned on deposits in short-term US money market funds.

Interest Expense

    Our interest expense was $2.0 million for the year ended December 31, 2003 down from $2.2 million for the year ended December 31, 2002. Debt, excluding capital lease obligations, at December 31, 2003 was $1.2 million compared to $33.1 million at December 31, 2002. On June 30, 2003, we settled $30.0 million of outstanding debt plus accrued interest under a credit facility with ZAO Citibank. There was no penalty for the early settlement of this debt however an additional $0.2 million of previously capitalized financing costs was recognized during the second quarter of 2003 which was previously being recognized over the life of the facility.

Foreign Currency Loss

    Our foreign currency loss was $0.2 million for the year ended December 31, 2003, compared to a foreign currency loss of $1.2 million for the year ended December 31, 2002. The improvement in foreign currency loss is due to the combination of movements in exchange rates and changes in the amount of net monetary assets that we have denominated in foreign currencies.

37 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


Provision for Income Taxes

    Our charge for income taxes was $17.4 million for the year ended December 31, 2003 compared to $4.6 million for the year ended December 31, 2002. Our effective tax rate was 24% for the year ended December 31, 2003 compared to 14% for the year ended December 31, 2002. The increase is primarily due to the acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel from September 17, 2002 into our results of operations. In addition, there were increased levels of taxable profits being incurred in our Russian and Ukrainian subsidiaries in the year ended December 31, 2003 as compared to the year ended December 31, 2002. In the fourth quarter of 2002, we recognized the full benefit of carry-forward tax losses of $2.8 million at our wholly-owned Russian subsidiary, Teleross, which previously had been recognized on a quarterly basis and we recognized $0.8 million of current deferred tax assets at GTU. In the fourth quarter of 2003, we recognized the full benefit of US carry-forward tax losses resulting in a deferred tax benefit of approximately $1.9 million.

Cumulative Effect of a Change in Accounting Principle

    We adopted SFAS No. 142 "Accounting for Goodwill," effective from January 1, 2002. As a result, we recorded a cumulative effect of a change in accounting principle for negative goodwill (deferred credit) arising on our equity method investments in the amount of $1.0 million for the year ended December 31, 2002.

Net Income and Net Income per Share

    Our net income for the year ended December 31, 2003 was $55.4 million, compared to a net income of $29.8 million for the year ended December 31, 2002.

    Our net income per share of common stock increased to $1.95 for the year ended December 31, 2003, compared to a net income per share of $1.24 for the year ended December 31, 2002. The increase in net income per share of common stock was due to the increase in net income partly offset by an increase in the number of weighted average shares to 28,467,677 in the year ended December 31, 2003, compared to 24,101,943 in the year ended December 31, 2002. The increase in outstanding shares was a direct result of the Comincom acquisition and employee stock option exercises.

    Our net income per share of common stock on a fully diluted basis increased to $1.90 for the year ended December 31, 2003, compared to a net income per common share of $1.21 for the year ended December 31, 2002. The increase in net income per share of common stock on a fully diluted basis was due to the increase in net income partly offset by an increase in the number of weighted average shares assuming dilution to 29,106,540 the year ended December 31, 2003, compared to 24,516,803 for the year ended December 31, 2002.

CONSOLIDATED FINANCIAL POSITION - SIGNIFICANT CHANGES IN CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2003 COMPARED TO CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2002

    On December 1, 2003, we completed the acquisition of 100% of the shares of Comincom previously held by Telenor and began consolidating the results of operations and financial position of Comincom. Significant fluctuations in certain balance sheet items as of December 31, 2003 as compared to December 31, 2002, were mainly due to the consolidation of Comincom into our financial position. The most significant fluctuations of certain balance sheet items include accounts receivable, property and equipment, goodwill and intangible assets, accounts payable and accrued expenses, deferred tax liabilities and shareholders' equity. Other significant changes in balance sheet items, excluding the effect of consolidating Comincom are discussed below.

Accounts Receivable

    Accounts receivable increased from December 31, 2002 to December 31, 2003 as a result of increased revenue during the period ended December 31, 2003 and slower collections from customers.

Intangible Assets

    Our intangible assets increased at December 31, 2003 as compared to December 31, 2002 as a result of our acquisition of Sibchallenge in August 2003.

Debt Obligations

    Our debt position decreased at December 31, 2003 as compared to December 31, 2002 as a result of retiring our debt that consisted mainly of the Citibank Credit Facility of $30.0 million.

38 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


Stockholders' Equity

    Shareholders' equity increased from December 31, 2002 to December 31, 2003 as a result of our net income of $55.4 million and proceeds of approximately $23.7 million received from the exercise of employee stock options.

INCOME TAXES

    Our effective rate of income tax differs from the US statutory rate due to the impact of the following factors: (1) different income tax rates and regulations apply in the countries where we operate; (2) amortization of certain acquired intangible assets is not deductible for income tax purposes; and (3) write-offs of certain assets are not deductible for tax purposes. In 2002, as a result of our Russian and Ukrainian subsidiaries profitability and reasonable certainty of future profits, we reduced the valuation allowance for deferred tax assets in the appropriate Russian and Ukrainian subsidiaries. As of December 31, 2004, we had a deferred tax asset of approximately $2.2 million related to net operating loss carry-forward for US federal income tax purposes. We have concluded that these US loss carry-forwards will be realizable as we anticipate generating future taxable income in the US primarily by earning interest income on intercompany loans to our foreign subsidiaries. We have also recorded a deferred tax asset of $0.6 million related to net operating loss carry-forwards for Cyprus tax purposes. However, we have recorded a full valuation allowance since we do not anticipate recognizing taxable income in our Cyprus entity in the foreseeable future since it has generate tax losses since 2003. We also had approximately $10.8 million of other deferred tax assets arising from deductible temporary differences in our non-US subsidiaries. Due to the continued profitability of these subsidiaries, we fully anticipate that these other deferred tax assets will be realized through the generation of future taxable income. More information about income taxes and a reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in note 11 to our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

    Our cash and cash equivalents was $53.7 million and $65.2 million as of December 31, 2004 and December 31, 2003, respectively. Our total restricted cash as of December 31, 2004 remained unchanged from the $1.0 million as of December 31, 2003. The restricted cash is maintained in connection with certain of our debt obligations as described below.

    During the twelve months ended December 31, 2004, we had net cash inflows of $145.1 million from our operating activities. During the twelve months ended December 31, 2003, we had net cash inflows of $87.0 million from our operating activities. This increase in net cash inflows from operating activities at December 31, 2004 is mainly due to the increase of net income as a result of increased revenues, and the consolidation of Comincom into our results of operations and financial position from December 1, 2003.

    During the twelve months ended December 31, 2004, we received approximately $566.8 million in cash from our customers for services and we paid approximately $386.1 million to suppliers and employees. During the twelve months ended December 31, 2003, we received approximately $342.8 million in cash from our customers for services and we paid approximately $237.7 million to suppliers and employees.

    We used cash of $128.4 million and $68.0 million for investing activities for the twelve months ended December 31, 2004 and 2003, respectively, which were principally attributable to building our telecommunications networks and acquisitions. Network investing activities totaled $114.6 million for the twelve months ended December 31, 2004 and included capital expenditures principally attributable to building out our telecommunications network. The majority of network investing activities related to construction of last mile access, the intercity fiber project and network upgrades as a result of increased customer connections. Network investing activities totaled $63.7 million for the twelve months ended December 31, 2003. During 2005, we expect our capital expenditures program will continue at a level sufficient to support our strategic and operating needs and will remain consistent, as a percentage of revenue, with 2003 and 2004 capital expenditures as a percentage of revenue.

    We used cash of $15.5 million for the year ended December 31, 2004 for acquisitions which include ST-HOLDING, Buzton, Uralrelcom, and Balticom Mobile. We used cash of $12.3 million of the year ended December 31, 2003 for acquisitions principally attributable to acquiring Sibchallenge.

    In October 2003, MCT declared a cash dividend of $1.90 per common share to holders of record as of October 27, 2003. Our portion of this cash dividend was approximately $4.7 million and was received in November 2003.

    For the year ended December 31, 2004, we received $4.9 million net proceeds from the exercise of employee stock options and for the year ended December 31, 2003, we received $23.7 million net proceeds from the exercise of employee stock options.

    In 2004, we paid quarterly dividends of $0.20 per common share to shareholders totaling $29.0 million. In February 2005 our Board of Directors declared a cash dividend of $0.20 per common share to shareholders of record as of March 17, 2005. The total amount of payable of approximately $7.3 million will be paid to shareholders on March 31, 2005.

    We had working capital of $83.8 million as of December 31, 2004 and $90.3 million as of December 31, 2003. At December 31, 2004, we had total debt, excluding capital lease obligations, of approximately $0.2 million, none of them were current maturities. At

39 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


December 31, 2003, we had total debt, excluding capital lease obligations, of approximately $1.2 million, of which $1.0 million were current maturities. Total debt included amounts that were fully collateralized by restricted cash.

    In the first quarter of 2000, we entered into a lease for the right to use fiber optic capacity, including facilities and maintenance, from Moscow to Stockholm. The lease has an initial term of ten years with an option to renew for an additional five years. The lease required full prepayments as the capacity increased from an STM-1 to an STM-4 to full capacity of STM-16. Full prepayments were made to the lessor in April 2000, August 2000 and February 2001. These prepayments have been offset against the lease obligation in the financial statements of the Company. We will continue to make payments for maintenance for the term of the lease.

    In September 2001, we entered into a five year lease for the right to use up to VC-3 fiber optic capacity on major routes within Russia to support the increase in our interregional traffic and regional expansion strategy. In December 2001, we issued a $9.1 million loan to the company that provided the capital lease. The loan has payment terms of 56 months, which started in January 2002, and carries interest at the rate of 7 percent per annum.

    In the ordinary course of business, we have entered into long-term agreements for satellite transponder capacity. In the twelve months ended December 31, 2004, we entered into approximately $57.8 million of satellite transponder capacity agreements generally with terms of 10 years.

    Some of our operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a back-to-back, seven-year credit facility for up to $22.7 million from a Russian subsidiary of Citibank. Under this facility, we provide full cash collateral, held in London, and recorded on our balance sheet as restricted cash, for onshore loans made by the bank to our Russian registered joint ventures. In a second, similar facility, we provide full cash collateral for a short term back-to-back, revolving, credit facility for up to $10.0 million from the same bank for two of our larger Russian operating companies. The funding level as of December 31, 2004 for all these facilities totaled $1.0 million, of which $0.2 million was funded to our consolidated subsidiaries and $0.8 million was funded to our non-consolidated entities.

    In the future, we may execute especially large or numerous acquisitions, which may require us to raise additional funds through a dilutive equity issuance, additional borrowings with or without collateralization, through the divestment of non-core assets, to suspend or cease dividend payments, or a combination of the foregoing. In case especially large or numerous acquisitions do not materialize, we expect our cash flow from operations to be sufficient to fund our expected requirements, including our capital expenditure requirements. However, the actual amount and timing of our future cash requirements may differ materially from our current estimates because of changes or fluctuations in our anticipated investments, revenue, operating costs and network expansion plans, timing of acquisitions, and access to alternative sources of financing on favorable terms. Further, in order for us to compete successfully, we may require substantial additional cash to continue to develop our networks and meet the funding requirements of our operations and ventures. To the extent our current sources are not sufficient to meet these requirements, we may raise additional funds through a dilutive equity issuance, additional borrowings with or without collateralization, the divestment of non-core assets, the suspension or cessation of dividend payments or a combination of the foregoing.

    We may not be able to obtain additional financing on favorable terms. As a result, we may be subject to additional or more restrictive financial covenants, our interest obligations may increase significantly and our shareholders may be adversely diluted. Our failure to generate sufficient funds in the future, whether from operations or by raising additional debt or equity capital, may require us to delay or abandon some or all of our anticipated expenditures, to sell assets, or both, which could have a material adverse effect on our operations. We are negotiating with a financial institution to secure an unsecured credit facility of $45.0 million to fund, in principle part, our acquisition of Hudson Telecom, Inc. Such facility is expected to contain restrictive covenants that will limit the flexibility of our operations.

    As part of our drive to increase our network capacity, reduce costs and improve the quality of our service, we have leased additional fiber optic capacity and entered into agreements for satellite-based network capacity; the terms are generally five years or more and can involve significant advance payments. As demand for our telecommunication services increases we expect to enter into additional capacity agreements and may make significant financial commitments, in addition to our existing commitments.

40 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


    As of December 31, 2004, we had the following contractual obligations, including short- and long-term debt arrangements commitments for future payments under non-cancelable lease arrangements and purchase obligations:

                                                           PAYMENTS DUE BY PERIOD
                                      ------------------------------------------------------------------
                                                               (IN THOUSANDS)
                                                       LESS
                                                      THAN 1        1 - 3         3 - 5
                                        TOTAL          YEAR         YEARS         YEARS       THEREAFTER
                                      ----------    ----------    ----------    ----------    ----------
Long-term debt                        $      200    $       --    $      200    $       --    $       --
Capital lease obligations                  4,145         2,553         1,592            --            --
Non-cancelable lease obligations          12,053         4,485         5,790         1,527           251
Purchase obligations - (1)                84,488        21,431        29,317        15,873        17,867
                                      ----------    ----------    ----------    ----------    ----------
Total contractual cash obligations    $  100,886    $   28,469    $   36,899    $   17,400    $   18,118
                                      ==========    ==========    ==========    ==========    ==========

(1) Purchase obligations mainly include our contractual legal obligations for the future purchase of equipment, interconnect, and satellite transponder capacity.

41 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Our treasury function has managed our funding, liquidity and exposure to interest rate and foreign currency exchange rate risks. Our investment treasury operations are conducted within guidelines that have been established and authorized by our audit committee. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

    The ruble and the hryvna are generally non-convertible outside Russia and Ukraine, respectively, so our ability to hedge against further devaluation by converting to other currencies is significantly limited. Further, our ability to convert rubles and hryvna into other currencies in Russia and Ukraine, respectively, is subject to rules that restrict the purposes for which conversion and the payment of foreign currencies are allowed.

    Given that much of our operating costs are indexed to or denominated in USD, including employee compensation expense, capital expenditure and interest expense, we have taken specific steps to minimize our exposure to fluctuations in the appropriate foreign currency. Although local currency control regulations require us to collect virtually all of our revenue in local currency, certain ventures generally either price or invoice in USD or index their invoices and collections to the applicable USD exchange rate. Customer contracts may include clauses allowing additional invoicing if the applicable exchange rate changes significantly between the invoice date and the date of payment, favorable terms for early or pre-payments and heavy penalty clauses for overdue payments. Maintaining the USD value of our revenue subjects us to additional tax on exchange gains.

    Although we are attempting to match revenue, costs, borrowing and repayments in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

    Our cash and cash equivalents are held largely in interest bearing accounts, in USD, however we do have bank accounts denominated in Russian rubles and Ukrainian hryvna. The book values of such accounts at December 31, 2004 and 2003 approximate their fair value. Cash in excess of our immediate operating needs is invested in US money market instruments. In accordance with our investment policy, we maintain a diversified portfolio of low risk, fully liquid securities.

    We are exposed to market risk from changes in interest rates on our obligations and we also face exposure to adverse movements in foreign currency exchange rates. We have developed risk management policies that establish guidelines for managing foreign currency exchange rate risk and we also periodically evaluate the materiality of foreign currency exchange exposures and the financial instruments available to mitigate this exposure.

    The following table provides information (in thousands) about our cash equivalents, investments available for sale, convertible loan, and debt obligations that are sensitive to changes in interest rates.

                                                                                                            2004           2003
                             2005          2006          2007         2008         2008      THEREAFTER     TOTAL          TOTAL
                          ----------    ----------    ----------   ----------   ----------   ----------   ----------    ----------
Cash equivalents          $   53,699    $       --    $       --   $       --   $       --   $       --   $   53,699    $   65,180
Note receivable           $    2,338    $    1,494    $       --   $       --   $       --   $       --   $    3,832    $    5,582
  Fixed rate                    7.00%         7.00%           --           --           --           --         7.00%         7.00%
Long-term debt,
  including current
  portion
  Variable rate           $       --    $      200    $       --   $       --   $       --   $       --   $      200    $    1,150
  Average interest rate           --          2.70%           --           --           --           --           --            --

42 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


    The following table provides information about our financial instruments by local currency and where applicable, presents such information in USD equivalents (in thousands). The table summarizes information on instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.

                                                                                                       2004         2003
                          2005         2006         2007         2008         2009      THEREAFTER     TOTAL        TOTAL
                       ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ASSETS
Current assets
Russian rubles         $   57,969   $       --   $       --   $       --   $       --   $       --   $   57,969   $   49,961
  Average foreign
   currency exchange
   rate                     27.75           --           --           --           --           --           --           --
Ukrainian hryvna       $    6,692   $       --   $       --   $       --   $       --   $       --   $    6,692   $    4,719
  Average foreign
   currency exchange
   rate                      5.31           --           --           --           --           --           --           --
Kazakhstan Tenge       $      875   $       --   $       --   $       --   $       --   $       --   $      875   $      824
  Average foreign
   currency exchange
   rate                       130           --           --           --           --           --           --           --
Uzbekistan Soom        $      546   $       --   $       --   $       --   $       --   $       --   $      546   $       --
  Average foreign
   currency exchange
   rate                     1,058           --           --           --           --           --           --           --
LIABILITIES
Current liabilities
Russian rubles         $   25,268   $       --   $       --   $       --   $       --   $       --   $   25,268   $   16,283
  Average foreign
   currency exchange
   rate                     27.75           --           --           --           --           --           --           --
Ukrainian hryvna       $    4,906   $       --   $       --   $       --   $       --   $       --   $    4,906        3,053
  Average foreign
   currency exchange
   rate                      5.31           --           --           --           --           --           --           --
Kazakhstan Tenge       $       49   $       --   $       --   $       --   $       --   $       --   $       49   $      356
  Average foreign
   currency exchange
   rate                       130           --           --           --           --           --           --           --
Uzbekistan Soom        $      359   $       --   $       --   $       --   $       --   $       --   $      359   $       --
  Average foreign
   currency exchange
   rate                     1,058           --           --           --           --           --           --           --

    Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents and short-term investments as well as interest paid on debt.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

    Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other parts of this document, including, without limitation, those concerning (i) future acquisitions and capital expenditures; (ii) projected traffic volumes and other growth indicators; (iii) anticipated revenues and expenses; (iv) the Company's competitive environment; (v) the future performance of consolidated and equity method investments; (vi) our intention to offer our services under the Golden Telecom brand; (vii) our business and growth strategy, (viii) our intentions to expand our fiber optic capacity and add transmission capacity; (ix) our intention to continue to use the assets of recently acquired companies in the manner such assets were previously used; (x) our plans to repurchase from time to time in the open market a number of shares equal to the number of shares that are subject to awards under the LTIBP, (xi) the impact of critical accounting policies, and (xii) the political, regulatory and financial situation in the markets in which we operate, including the effect of the new law "On Telecommunications" and its supporting regulations, are forward-looking and concern the Company's projected operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. It is important to note that such statements involve risks and uncertainties and that actual results may differ materially from those expressed or implied by such forward-looking statements. Among the key factors that have a direct bearing on the Company's results of operations, economic performance and financial condition are the commercial and execution risks associated with implementing the Company's business plan, our ability to integrate recently acquired companies into our operations, the political, economic and legal environment in the markets in which the Company operates, including the impact of the new law "On Telecommunications" and its supporting regulations, increasing competitiveness in the telecommunications and Internet-related businesses that may limit growth opportunities, and increased and intense downward price pressures on some of the services that we offer. These and other factors are discussed herein under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report.

    Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in this Form 10-K.

    In addition, any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Report and investors, therefore, should not place undue reliance on any such forward-looking statements.

    Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors may emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

43 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                          INDEX TO FINANCIAL STATEMENTS

                              GOLDEN TELECOM, INC.

                                                                                                                 PAGE
                                                                                                                 ----
FINANCIAL STATEMENTS
   Report of Independent Auditors                                                                                  45
   Consolidated Balance Sheets as of December 31, 2003 and 2004                                                    46
   Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004                      48
   Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004                      49
   Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2003 and 2004            50
   Notes to Consolidated Financial Statements                                                                      51

                                                        EDN SOVINTEL LLC

FINANCIAL STATEMENTS
   Report of Independent Auditors
   Statements of Income for the period from January 1 to September 16, 2002
   Statements of Cash Flows for the period from January 1 to September 16, 2002
   Notes to Financial Statements

44 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


                          AUDITED FINANCIAL STATEMENTS

                              GOLDEN TELECOM, INC.
                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                       WITH REPORT OF INDEPENDENT AUDITORS

45 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                     REPORT OF INDEPENDENT REGISTERED PUBLIC
                                 ACCOUNTING FIRM

The Board of Directors and Shareholders
Golden Telecom, Inc.

    We have audited the accompanying consolidated balance sheets of Golden Telecom, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Telecom, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

    As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

    We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Golden Telecom, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG (CIS) LIMITED
Moscow, Russia
March 11, 2005

46 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


                              GOLDEN TELECOM, INC.

                           CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS OF US$, EXCEPT SHARE DATA)

                                                                                           DECEMBER 31,
                                                                                  ------------------------------
                                                                                      2003              2004
                                                                                  ------------      ------------
                                                                                   (SEE NOTE
                                                                                       16)
                                                  ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                      $     65,180      $     53,699
   Accounts receivable, net of allowance for doubtful accounts of $13,896 and
    $23,205 at December 31, 2003 and 2004, respectively                                 74,016            89,177
   VAT receivable                                                                       14,819            19,022
   Prepaid expenses                                                                     12,232            13,793
   Deferred tax asset                                                                    5,995             7,863
   Other current assets                                                                 15,909            16,738
                                                                                  ------------      ------------
TOTAL CURRENT ASSETS                                                                   188,151           200,292
Property and equipment:
   Telecommunications equipment                                                        311,965           396,060
   Telecommunications network held under capital leases                                 28,712            28,958
   Furniture, fixtures and equipment                                                    27,245            34,721
   Other property                                                                       13,080            12,797
   Construction in progress                                                             34,234            61,136
                                                                                  ------------      ------------
                                                                                       415,236           533,672
   Accumulated depreciation                                                           (132,126)         (185,781)
                                                                                  ------------      ------------
     Net property and equipment                                                        283,110           347,891
Goodwill and intangible assets:
   Goodwill                                                                            144,008           146,254
   Telecommunications service contracts, net of accumulated
    amortization of $13,619 as of December 31,
    2003 and $21,917 as of December 31, 2004                                            66,622            70,333
   Contract-based customer relationships, net of accumulated
    amortization of $2,859 as of December 31,
    2003 and $10,883 as of December 31, 2004                                            32,310            25,966
   Licenses, net of accumulated amortization of $1,854 as of
    December 31, 2003 and $2,515 as of December 31, 2004                                 2,103             1,843
   Other intangible assets, net of accumulated amortization
    of $5,492 as of December 31, 2003 and $6,684 as
    of December 31, 2004                                                                 3,800             3,174
                                                                                  ------------      ------------
     Net goodwill and intangible assets                                                248,843           247,570
Restricted cash                                                                          1,005             1,012
Other non-current assets                                                                 8,117             9,003
                                                                                  ------------      ------------
TOTAL ASSETS                                                                      $    729,226      $    805,768
                                                                                  ============      ============

   The accompanying notes are an integral part of these financial statements.

47 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

                           CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS OF US$, EXCEPT SHARE DATA)


                                                                     DECEMBER 31,
                                                            ------------------------------
                                                                2003              2004
                                                            ------------      ------------
                                                             (SEE NOTE
                                                                16)
                          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued expenses                    $     65,779      $     81,474
   VAT Payable                                                    10,167            14,235
   Debt maturing within one year                                     950                --
   Current capital lease obligations                               3,067             2,301
   Deferred revenue                                                9,192            11,761
   Due to affiliates and related parties                           3,495             3,199
   Other current liabilities                                       5,249             3,572
                                                            ------------      ------------
TOTAL CURRENT LIABILITIES                                         97,899           116,542
Long-term debt, less current portion                                 200               200
Long-term deferred tax liability                                  24,461            24,244
Long-term deferred revenue                                        13,725            23,124
Long-term capital lease obligations                                3,763             1,538
Other non-current liabilities                                      2,177             2,001
                                                            ------------      ------------
TOTAL LIABILITIES                                                142,225           167,649
Minority interest                                                  2,722            11,738
SHAREHOLDERS' EQUITY
   Preferred stock, $0.01 par value (10,000,000 shares
    authorized; none issued and outstanding at
    December 31, 2003 and 2004)                                       --                --
   Common stock, $0.01 par value (100,000,000 shares
    authorized; 35,948,094 shares issued and
    outstanding at December 31, 2003 and 36,322,490
    shares issued and outstanding at December 31, 2004)              359               363
   Additional paid-in capital                                    663,464           669,777
   Accumulated deficit                                           (79,544)          (43,759)
                                                            ------------      ------------
TOTAL SHAREHOLDERS' EQUITY                                       584,279           626,381
                                                            ------------      ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $    729,226      $    805,768
                                                            ============      ============

   The accompanying notes are an integral part of these financial statements.

48 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


                              GOLDEN TELECOM, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS OF US$, EXCEPT PER SHARE DATA)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                   --------------------------------------
                                                                                      2002          2003          2004
                                                                                   ----------    ----------    ----------
REVENUE:
   Telecommunication services                                                      $  189,680    $  358,724    $  581,521
   Revenue from affiliates and related parties                                          9,047         1,810         2,457
                                                                                   ----------    ----------    ----------
TOTAL REVENUE                                                                         198,727       360,534       583,978
OPERATING COSTS AND EXPENSES:
   Access and network services (excluding depreciation and amortization)               91,189       181,085       300,588
   Selling, general and administrative (excluding depreciation and amortization)       46,147        64,384       112,855
   Depreciation and amortization                                                       29,961        45,334        74,999
                                                                                   ----------    ----------    ----------
TOTAL OPERATING EXPENSES                                                              167,297       290,803       488,442
                                                                                   ----------    ----------    ----------
INCOME FROM OPERATIONS                                                                 31,430        69,731        95,536
OTHER INCOME (EXPENSE):
   Equity in earnings of ventures                                                       4,375         4,687           278
   Interest income                                                                      1,569         1,084         1,131
   Interest expense                                                                    (2,236)       (1,956)         (572)
   Foreign currency gain (loss)                                                        (1,174)         (232)          660
                                                                                   ----------    ----------    ----------
TOTAL OTHER INCOME (EXPENSE)                                                            2,534         3,583         1,497
                                                                                   ----------    ----------    ----------
Income before minority interest and income taxes                                       33,964        73,314        97,033
Minority interest                                                                        (527)         (480)       (1,506)
Income taxes                                                                            4,627        17,399        30,744
                                                                                   ----------    ----------    ----------
Income before cumulative effect of change in accounting principle                      28,810        55,435        64,783
Cumulative effect of change in accounting principle                                       974            --            --
                                                                                   ----------    ----------    ----------
NET INCOME                                                                         $   29,784    $   55,435    $   64,783
                                                                                   ==========    ==========    ==========
Basic earnings per share of common stock:
     Income before cumulative effect of a change in accounting principle                 1.20          1.95          1.79
     Cumulative effect of a change in accounting principle                               0.04            --            --
                                                                                   ----------    ----------    ----------
     Net income per share - basic                                                  $     1.24    $     1.95    $     1.79
                                                                                   ==========    ==========    ==========
Weighted average common shares outstanding - basic                                     24,102        28,468        36,226
                                                                                   ==========    ==========    ==========
Diluted earnings per share of common stock:
     Income before cumulative effect of a change in accounting principle                 1.17          1.90          1.77
     Cumulative effect of a change in accounting principle                               0.04            --            --
                                                                                   ----------    ----------    ----------
     Net income per share - diluted                                                $     1.21    $     1.90    $     1.77
                                                                                   ==========    ==========    ==========
Weighted average common shares outstanding - diluted                                   24,517        29,107        36,553
                                                                                   ==========    ==========    ==========
Cash dividends per share                                                           $       --    $       --    $     0.80
                                                                                   ==========    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

49 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (IN THOUSANDS OF US$)


                                                                                           YEAR ENDED DECEMBER 31,
                                                                                    --------------------------------------
                                                                                       2002          2003          2004
                                                                                    ----------    ----------    ----------
OPERATING ACTIVITIES
   Net income                                                                       $   29,784    $   55,435    $   64,783
Adjustments to Reconcile net income to Net Cash Provided by Operating Activities:
   Depreciation                                                                         23,560        34,837        56,818
   Amortization                                                                          6,401        10,497        18,181
   Equity in earnings of ventures                                                       (4,375)       (4,687)         (278)
   Minority interest                                                                       527           480         1,506
   Foreign currency (gain) loss                                                          1,174           232          (660)
   Deferred tax benefit                                                                 (4,213)       (3,117)       (4,606)
   Bad debt expense                                                                      2,061         3,592        10,065
   Other                                                                                  (196)          (96)         (136)
   Changes in assets and liabilities:
     Accounts receivable                                                                (5,419)      (15,302)      (22,964)
     Accounts payable and accrued expenses                                                (240)       (3,928)       26,288
     Other assets and liabilities                                                        1,582         9,031        (3,908)
                                                                                    ----------    ----------    ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                               50,646        86,974       145,089
INVESTING ACTIVITIES
   Purchases of property and equipment and intangible assets                           (29,431)      (63,737)     (114,649)
   Acquisitions, net of cash acquired                                                  (51,214)      (12,282)      (15,522)
   Loan received from equity investee                                                    9,973            --            --
   Cash received from escrow account                                                     3,000            --            --
   Restricted cash                                                                       1,884           510            (7)
   Purchase of investments available for sale                                           (2,000)           --            --
   Proceeds from investments available for sale                                         10,976            --            --
   Dividend received from affiliated companies                                           1,955         4,775            95
   Other investing                                                                       2,688         2,704         1,705
                                                                                    ----------    ----------    ----------
NET CASH USED IN INVESTING ACTIVITIES                                                  (52,169)      (68,030)     (128,378)
FINANCING ACTIVITIES
   Proceeds from debt                                                                   30,000            --            --
   Repayments of debt                                                                  (10,107)      (35,132)         (950)
   Net proceeds from exercise of employee stock options                                  5,904        23,737         4,895
   Cash dividends paid                                                                      --            --       (28,998)
   Other financing                                                                      (1,618)       (1,910)       (3,385)
                                                                                    ----------    ----------    ----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                     24,179       (13,305)      (28,438)
Effect of exchange rate changes on cash and cash equivalents                              (435)          (84)          246
                                                                                    ----------    ----------    ----------
Net increase (decrease) in cash and cash equivalents                                    22,221         5,555       (11,481)
Cash and cash equivalents at beginning of period                                        37,404        59,625        65,180
                                                                                    ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                          $   59,625    $   65,180    $   53,699
                                                                                    ==========    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

50 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


                              GOLDEN TELECOM, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, AND 2004
                    (IN THOUSANDS OF US$, EXCEPT SHARE DATA)

                                           COMMON STOCK               TREASURY STOCK         ADDITIONAL    ACCUMULATED     TOTAL
                                     ------------------------    ------------------------      PAID-IN       DEFICIT      DEFICIT
                                       SHARES        AMOUNT        SHARES        AMOUNT        CAPITAL    (SEE NOTE 16)    EQUITY
                                     ----------    ----------    ----------    ----------    ----------   -------------  ----------
Balance at December 31, 2001, as
  reported                               24,790    $      248        (2,273)   $  (25,000)   $  414,407    $ (168,811)   $  220,844
   Prior period adjustment, see
    note 16                                  --            --            --            --            --         4,048         4,048
                                     ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance at December 31, 2001, as
  restated                               24,790    $      248        (2,273)   $  (25,000)   $  414,407    $ (164,763)   $  224,892
   Compensatory common stock
    grants                                   --            --            --            --           340            --           340
   Exercise of employee stock
    options                                 480             5            --            --         5,822            --         5,827
   Retirement of treasury shares         (2,273)          (23)        2,273        25,000       (24,977)           --            --
   Acquisition of EDN Sovintel LLC        4,024            40            --            --        50,623            --        50,663
   Net income                                --            --            --            --            --        29,784        29,784
                                     ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance at December 31, 2002             27,021    $      270            --    $       --    $  446,215    $ (134,979)   $  311,506
   Exercise of employee stock
    options                               1,919            19            --            --        23,834            --        23,853
   Acquisition of OAO Comincom            7,008            70            --            --       193,415            --       193,485
   Net income                                --            --            --            --            --        55,435        55,435
                                     ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance at December 31, 2003             35,948    $      359            --    $       --    $  663,464    $  (79,544)   $  584,279
   Exercise of employee stock
    options                                 374             4            --            --         4,775            --         4,779
   Sale of 20% of Golden Telecom
    (Ukraine) (see note 18)                  --            --            --            --         1,538            --         1,538
   Cash dividends paid                       --            --            --            --            --       (28,998)      (28,998)
   Net income                                --            --            --            --            --        64,783        64,783
                                     ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance at December 31, 2004             36,322    $      363            --    $       --    $  669,777    $  (43,759)   $  626,381
                                     ==========    ==========    ==========    ==========    ==========    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

51 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS OPERATIONS

    Golden Telecom, Inc. ("GTI" or the "Company") is a leading facilities-based provider of integrated telecommunication and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States ("CIS"). The Company offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities including Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk, Almaty, and Tashkent, and via intercity fiber optic and satellite-based networks, including approximately 220 combined access points in Russia and other countries of the CIS. The Company offers mobile services in Kiev and Odessa in Ukraine. Golden Telecom was incorporated in Delaware on June 10, 1999 for the purpose of acting as a holding company for Global TeleSystems, Inc.'s ("GTS") operating entities within the CIS and supporting non-CIS holding companies (the "CIS Entities"). On September 29, 1999, GTS transferred its ownership rights in the CIS Entities to the Company in anticipation of the Company's initial public offering ("IPO") which closed on October 5, 1999.

    The CIS Entities were subsidiaries of GTS prior to the transfer of ownership rights of the CIS Entities to the Company, and after the IPO, GTS retained an approximately 67% interest in the Company. On May 11, 2001, GTS completed the sale of approximately 12.2 million shares, or approximately 50%, of GTI's common stock to a group of investors led by Alfa Group ("Alfa"), a leading Russia-based financial and industrial concern, and two of the Company's previously existing major shareholders, Capital International Global Emerging Markets Private Equity Fund, L.P. and investment funds managed by Barings Vostok Capital Partners, including Cavendish Nominees Limited and First NIS Regional Fund SICAV. In July 2001, the Company completed a buy-back of $25.0 million, or approximately 2.3 million shares, of the Company's common stock from a subsidiary of GTS and in October 2001, GTS sold the remaining approximately 0.6 million shares of GTI's common stock and ceased being a shareholder of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Principles of Consolidation

    Wholly owned subsidiaries and majority owned ventures where the Company has operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not exercise operating and financial control are accounted for by the equity method. All significant inter-company accounts and transactions are eliminated upon consolidation.

    Results of subsidiaries acquired and accounted for by the purchase method have been included in operations from the relevant date of acquisition.

Foreign Currency Translation

    The functional currency of all the Company's foreign subsidiaries is the United States dollar ("USD") because the majority of their revenues, costs, property and equipment purchased, and debt and trade liabilities is either priced, incurred, payable or otherwise measured in USD. Each of the legal entities domiciled in the CIS maintains its records and prepares its financial statements in the local currency, principally either Russian rubles or Ukrainian hryvna, in accordance with the requirements of domestic accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in the CIS and other non-US jurisdictions in that they reflect certain adjustments, recorded on the entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, and depreciation and valuation of property and equipment and intangible assets.

    The Company follows a translation policy in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52, "Foreign Currency Translation," as amended by SFAS No. 130, "Reporting Comprehensive Income". The temporal method is used for translating assets and liabilities of the Company's legal entities domiciled in the CIS and other non-United States jurisdictions. Accordingly, monetary assets and liabilities are translated at current exchange rates while non-monetary assets and liabilities are translated at their historical rates. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the operations of the subsidiaries and ventures. Generally, the ruble is not convertible outside of Russia. The official exchange rate which is established by the Central Bank of Russia is a reasonable approximation of market rate. The official exchange rates which are used for translation in the accompanying financial statements at the balance sheet date were 29.45 and 27.75 rubles per USD as of December 31, 2003 and 2004, respectively. Through December 31, 2002, Russia has been considered to be a highly inflationary environment. From January 1, 2003, Russia ceased to be considered as a highly inflationary economy. The change had no impact on the consolidated financial statements.

52 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    The translation of local currency denominated assets and liabilities into USD for the purpose of these financial statements does not indicate that the Company could realize or settle in USD the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported USD value of capital to its shareholders.

Cash and Cash Equivalents and Restricted Cash

    The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with an original maturity of three months or less from the date of purchase, that the Company may hold from time to time, as cash and cash equivalents. Restricted cash is primarily related to cash held in escrow at a financial institution for the collateralization of debt obligations that certain of the Company's consolidated subsidiaries and equity ventures have borrowed from such financial institution.

Accounts Receivable

    Accounts receivable are shown at their net realizable value which approximates their fair value. The allowance for doubtful accounts is estimated by a combination of applying estimated loss percentages against the aging of accounts receivable and specific identification. Bad debt expense for the years ended December 31, 2002, 2003 and 2004 was $2.1 million, $3.6 million and $10.1 million, respectively.

Inventories

    Inventories, which are classified as other current assets, are stated at the lower of cost or market. Cost is computed on either a specific identification basis or a weighted average basis.

Property and Equipment

    Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the lesser of the estimated lives, ranging from five to ten years for telecommunications equipment and three to five years for furniture, fixtures and equipment and other property, or their contractual term. Construction in process reflects amounts incurred for the configuration and build-out of telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred. The Company has included in property and equipment, capitalized leases in the amount of $28.7 million and $29.0 million at December 31, 2003 and 2004, respectively, with associated accumulated depreciation of $9.2 million and $13.4 million as of December 31, 2003 and 2004, respectively. Amortization of assets recorded under capital leases is included with depreciation expense for the years ended December 31, 2002, 2003, and 2004.

Goodwill and Intangible Assets

    Goodwill represents the excess of acquisition costs over the fair value of the net assets of acquired businesses, and was amortized on a straight-line basis over its estimated useful life, five years, until December 31, 2001. Beginning January 1, 2002, goodwill has been identified as an indefinite lived asset in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", and accordingly amortization of goodwill ceased as of that date. Intangible assets, which are stated at cost, consist principally of telecommunications service contracts, contract based customer relationships, licenses, software and content and are amortized on a straight-line basis over the lesser of their estimated useful lives, generally five to ten years, or their contractual term. In accordance with Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets" and SFAS No. 142 "Goodwill and Other Intangible Assets", the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits.

Goodwill Impairment Assessment

    Goodwill is reviewed annually, as of the beginning of the fourth quarter, for impairment or whenever it is determined that impairment indicators exit. The Company determines whether an impairment has occurred by assigning goodwill to the reporting units identified in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If a goodwill impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. No such losses were recognized in the three years ended December 31, 2002, 2003 and 2004.

53 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Long-Lived Assets

    Long-lived assets to be held and used by the Company are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No such losses were recognized in the three years ended December 31, 2002, 2003 and 2004.

Income Taxes

    The Company accounts for income taxes using the liability method required by SFAS No. 109, "Accounting for Income Taxes." For interim reporting purposes, the Company also follows the provisions of Accounting Principles Board No. 28, "Interim Financial Reporting," which requires the Company to account for income taxes based on the Company's best estimate of the effective tax rate expected to be applicable for the full fiscal year on a current year-to-date basis. The rate so determined is based on the currently enacted tax rates of the Company in the United States and the Company's subsidiaries in Russia and other CIS countries and includes the Company's best estimate of the annual tax effect of non-deductible expenses, primarily related to amortization of intangible assets, foreign exchange and other permanent differences as well as the estimates as to the realization of certain deferred tax assets. Deferred income taxes result from temporary differences between the tax bases of assets and liabilities and the bases as reported in the consolidated financial statements. The Company does not provide for deferred taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are generally intended to be reinvested in those operations permanently. In the case of non-consolidated entities, except MCT Corp. ("MCT"), where our partner requests that a dividend be paid, the amounts are not expected to have a material impact on the Company's income tax liability. It is not practical to determine the amount of unrecognized deferred tax liability for such reinvested earnings.

Revenue Recognition

    The Company records as revenue the amount of telecommunications and Internet services rendered, as measured primarily by the minutes of traffic processed and the time spent online using Internet services. Revenue from service contracts is accounted for when the services are provided. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed. The Company also defers up front connection fees which is recognized over the estimated life of the customer. The Company recognizes revenue from equipment sales when title to the equipment passes to the customer. The Company defers the revenue on installed equipment until installation and testing are completed and accepted by the customer. Revenues are stated net of any value-added taxes charged to customers. Certain other taxes that are based on revenues earned were incurred at a rate of 1% in 2002, and have been included in operating expenses since these taxes are incidental to the revenue cycle.

    The Company has deferred connection fees and capitalized direct incremental costs related to connection fees, not exceeding the revenue deferred. The deferral of revenue and capitalization of cost of revenue related to connection fees will be recognized over the estimated life of the customer. The total amount of deferred connection fees revenue was $20.0 million and $33.8 million as of December 31, 2003 and 2004, respectively. The total amount of capitalized direct incremental costs related to connection fees was $5.2 million and $8.0 million as of December 31, 2003 and 2004, respectively.

    In the fourth quarter of 2002, the Company re-assessed the average life of the customer and concluded that the average life of the customer increased from three to five years except for Golden Telecom (Ukraine) ("GTU") which remained at two years for customers in the Business and Corporate Services Division and Operator and Carrier Services Division and eighteen months for customers in the Mobile Services division. The impact of increasing the average life of the customer from three to five years was approximately $0.7 million reduction in revenue and $0.4 million decrease in cost of revenue in the fourth quarter of 2002. The impact of this change in customer life was $0.3 million reduction on net income and $0.01 per common share - basic for the year ended December 31, 2002.

54 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    In November 2002, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force issued its consensus concerning Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). EITF 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be measured and allocated to the identified accounting units. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's consolidated financial position or results of operations.

Advertising

    The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2002, 2003 and 2004 was $3.7 million, $5.2 million and $4.7 million, respectively.

Government Pension Funds

    The Company contributes to the local state pension funds and social funds, on behalf of all its CIS employees. In Russia, starting from January 1, 2001 all social contributions, including contributions to the pension fund, were substituted with a unified social tax ("UST") calculated by the application of a regressive rate from 35.6% to 5% to the annual gross remuneration of each employee. The Company allocates UST to three social funds, including the pension fund, where the rate of contributions to the pension fund vary from 28% to 5%, respectively, depending on the annual gross salary of each employee. The contributions are expensed as incurred.

Comprehensive Income

    Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. For the years ended December 31, 2002, 2003 and 2004, comprehensive income for the Company is equal to net income.

Off Balance Sheet Risk and Concentration of Credit Risk

    Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and accounts and notes receivable. Of the $53.7 million of cash and cash equivalents held at December 31, 2004, $31.0 million was held in United States ("US") money market instruments in US financial institutions. The remaining balance is being maintained in US-owned banks and local financial institutions within the CIS. The Company extends credit to various customers, principally in Russia and Ukraine, and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk. The Company generally does not require collateral to extend credit to its customers. In 2001, the Company granted an unsecured loan to a party in a lease agreement, as disclosed in note 8.

Stock-Based Compensation

    The Company follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for its Equity Participation Plan. SFAS No. 123 establishes a fair value method of accounting for employee stock options and similar equity instruments. The fair value method requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. SFAS No. 123 generally allows companies to either account for stock-based compensation under the fair value method of SFAS No. 123 or under the intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees." The Company has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and present pro forma disclosures of results of operations as if the fair value method had been adopted.

    In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earrings per share in annual and interim financial statements. The Company has adopted the amendments to SFAS No. 123 disclosure provisions required under SFAS No. 148 but will continue to use the intrinsic value method under APB No. 25 to account for stock-based compensation. As such, the adoption of SFAS No. 148 did not have a significant impact of the Company's consolidated financial position or results of operations.

55 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    The effect of applying SFAS No. 123 on the reported net income, as disclosed below is not representative of the effects on net income in future years due to the vesting period of the stock options and the fair value of additional stock options in future years.

                                                                                           TWELVE MONTHS ENDED
                                                                                               DECEMBER 31,
                                                                                ------------------------------------------
                                                                                    2002           2003           2004
                                                                                ------------   ------------   ------------
                                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income, as reported                                                         $     29,784   $     55,435   $     64,783
Deduct: total stock-based employee compensation expense determined under fair
  value based method for all awards, net of related tax effects                        7,937          3,183          1,922
                                                                                ------------   ------------   ------------
Pro forma net income                                                            $     21,847   $     52,252   $     62,861
                                                                                ============   ============   ============
Net income per share:
   Basic - as reported                                                          $       1.24   $       1.95   $       1.79
   Basic - pro forma                                                                    0.91           1.84           1.74
   Diluted - as reported                                                                1.21           1.90           1.77
   Diluted - pro forma                                                                  0.89           1.80           1.72

    In December 2004, the FASB issued SFAS No. 123R (revised 2004), "Share Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" SFAS No. 123R supersedes APB No. 25, "Accounting for Stock Issued to Employees and amends SFAS No. 95, "Statement of Cash Flows". Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

    SFAS No. 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) an "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The Company plans to adopt SFAS No. 123R using the modified prospective method. As the Company currently accounts for share based payments to employees in accordance with the intrinsic value method permitted under ABP No. 25, no compensation expense is recognized. The impact of adopting SFAS No. 123R cannot be accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had the Company adopted SFAS No. 123R in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share. SFAS No. 123R also requires that tax benefits received in excess of compensation cost be reclassified from an operating cash flow to a financing cash flow in the Consolidated Statement of Cash Flows. This change in classification will reduce net operating cash flows and increase net financing cash flows in the periods after adoption.

Consolidation of Variable Interest Entities

    In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest ("VIE") should be consolidated with its primary beneficiary. FIN No.46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation ("FIN No. 46R") substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. There were no such entities created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such VIE is a special-purpose entity ("SPE"), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not a SPE. The Company did not identify any previously formed VIEs. Therefore the adoption of FIN No. 46R did not have an impact on the financial position or results of operations.

56 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Derivative Instruments and Hedging Activities

    In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of the provisions of SFAS No. 149 did not have an impact on the Company's results of operations or financial position.

Financial Instruments

    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The Company does not have any financial instruments that meet the provisions of SFAS No. 150, therefore, adopting the provisions of SFAS No. 150 did not have an impact on the Company's results of operations or financial position.

Fair Value of Financial Instruments

    The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and short- and long-term debt approximate their fair value. The fair value of notes receivable, including the long-term portion that are included in other current and non-current assets, respectively was $5.6 million and $3.7 million at December 31, 2003 and 2004, respectively as determined by discounting future payments by 5.5% at December 31, 2003 and by 5.0% at December 31, 2004. At December 31, 2003 and 2004, the Company held no debt at fixed rates.

Exchanges of Nonmonetary Assets

    In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB No. 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on the Company's results of operations or financial position.

Use of Estimates in Preparation of Financial Statements

    The preparation of these consolidated financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comparative Figures

    Certain prior year amounts have been reclassified to conform to the presentation adopted in the current year. Such reclassifications did not affect the consolidated statements of operations.

57 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 3: NET INCOME PER SHARE

    Basic earnings per share at December 31, 2003 and 2004 is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share at December 31, 2003 and 2004 is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding employee stock options using the "treasury stock" method. The number of stock options excluded from the diluted earnings per share computation, because their effect was antidilutive for the twelve months ended December 31, 2003 and 2004 was 10,000 stock options.

    The components of basic and diluted earnings per share were as follows:

                                                                                              TWELVE MONTHS ENDED
                                                                                                  DECEMBER 31,
                                                                                   ------------------------------------------
                                                                                       2002           2003           2004
                                                                                   ------------   ------------   ------------
                                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income before cumulative effect of a change in accounting principle                $     28,810   $     55,435   $     64,783
                                                                                   ============   ============   ============
Weighted average shares outstanding of:
   Common stock                                                                          24,102         28,468         36,226
Dilutive effect of:
   Employee stock options                                                                   415            639            327
                                                                                   ------------   ------------   ------------
Common stock and common stock equivalents                                                24,517         29,107         36,553
                                                                                   ============   ============   ============
Earnings per share before cumulative effect of a change in accounting principle:
   Basic                                                                           $       1.20   $       1.95   $       1.79
                                                                                   ============   ============   ============
   Diluted                                                                         $       1.17   $       1.90   $       1.77
                                                                                   ============   ============   ============

NOTE 4: GOODWILL AND INTANGIBLE ASSETS

    In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001.

    Upon the adoption of SFAS No. 142, the Company recorded a cumulative effect of a change in accounting principle for negative goodwill (deferred credit) arising on the Company's equity method investments in the amount of $1.0 million. The impact of non-amortization of goodwill on the Company's net income for the twelve months ended December 31, 2002 was approximately $15.0 million increase, or $0.62 per share of common stock - basic.

    Amortization expense for intangible assets for the twelve months ended December 31, 2002, 2003 and 2004 was $6.4 million, $10.5 million and $18.2 million, respectively. Amortization expense for the succeeding five years is expected to be as follows: 2005 - $17.8 million, 2006 - $16.5 million, 2007 - $15.6 million, 2008 - $13.8 million and 2009 - $8.2 million. The total gross carrying value and accumulated amortization of the Company's intangible assets by major intangible asset class is as follows:

                                             AS OF DECEMBER 31, 2003        AS OF DECEMBER 31, 2004
                                           ---------------------------    ---------------------------
                                                                  (IN THOUSANDS)
                                           ----------------------------------------------------------
                                                          ACCUMULATED                    ACCUMULATED
                                               COST       AMORTIZATION        COST       AMORTIZATION
                                           ------------   ------------    ------------   ------------
Amortized intangible assets:
   Telecommunications service contracts    $     80,241   $    (13,619)   $     92,250   $    (21,917)
   Contract-based customer relationships         35,169         (2,859)         36,849        (10,883)
   Licenses                                       3,957         (1,854)          4,358         (2,515)
   Other intangible assets                        9,292         (5,492)          9,858         (6,684)
                                           ------------   ------------    ------------   ------------
     Total                                 $    128,659   $    (23,824)   $    143,315   $    (41,999)
                                           ============   ============    ============   ============

    Other intangible assets include software, Internet software and related content, as well as other intangible assets.

58 GOLDEN TELECOM INC. Annual Report  2004        Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    The changes on the carrying amount of goodwill for the years ended December 31, 2003 and 2004, respectively, are as follows:

                                                       BUSINESS
                                           &           CARRIER &
                                       CORPORATE       OPERATOR
                                        SEGMENT         SEGMENT           TOTAL
                                     ------------     ------------     ------------
                                                     (IN THOUSANDS)
Balance as of December 31, 2002      $     28,096     $     43,607     $     71,703
Goodwill related to acquisitions           56,796           15,509           72,305
                                     ------------     ------------     ------------
Balance as of December 31, 2003      $     84,892     $     59,116     $    144,008
Goodwill related to acquisitions            1,932              314            2,246
                                     ------------     ------------     ------------
Balance as of December 31, 2004      $     86,824     $     59,430     $    146,254
                                     ============     ============     ============

NOTE 5: BUSINESS COMBINATIONS AND VENTURE TRANSACTIONS

ACQUISITIONS IN 2002

    In August 2002, the Company acquired approximately 31% of GTU, a majority owned subsidiary, for cash consideration of approximately $5.2 million, including $3.7 million recorded as a liability, net of $0.3 million discount, determined at the rate of 6.11%. The acquisition was accounted for as a purchase business combination under US GAAP. The Company has recorded approximately $1.8 million of contract-based customer relationship intangible assets that are amortized over a period of approximately 5 years. There was no goodwill recorded as a result of this transaction.

    In September 2002, subsidiaries of the Company completed the acquisition of 50% of EDN Sovintel LLC ("Sovintel") that the Company did not own from Open Joint Stock Company Rostelecom ("Rostelecom"), pursuant to an Ownership Interest Purchase Agreement, dated March 13, 2002, by and among subsidiaries of the Company and Rostelecom, bringing the Company's ownership in Sovintel to 100%. The total purchase price of approximately $113.1 million consisted of approximately $50.7 million in GTI's common stock, representing 4,024,067 shares, $10.0 million in cash consideration, $46.0 million in promissory note consideration (see discussion below), and direct transaction costs of approximately $7.1 million, including an investment banking fee of approximately $3.3 million paid to an affiliate of Alfa, a shareholder of the Company. Sovintel provides worldwide communications services, principally to major hotels, business offices and mobile communication companies through its telecommunications network in Russia. The Company began consolidating the results of operations of Sovintel on September 17, 2002.

    In September 2002, TeleRoss LLC ("TeleRoss"), a wholly-owned Russian subsidiary of the Company, issued a three month $46.0 million non-interest bearing note payable to Rostelecom in partial settlement of the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom. TeleRoss was required to and settled the note, in full, in December 2002. This non-interest bearing note payable was recorded net of $0.7 million discount representing imputed interest.

    The acquisition of the remaining 50% of Sovintel was accounted for as a purchase business combination in accordance with SFAS No. 141, "Business Combinations". As the transaction reflected acquisition of the remaining 50% interest in Sovintel which was not previously owned by the Company, the Company has recorded the net assets acquired at 50% of estimated fair value and 50% of historical US GAAP carrying values. The following is a condensed balance sheet of Sovintel as of September 17, 2002, reflecting purchase price allocation to the net assets acquired:

59 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                                                            SEPTEMBER 17, 2002
                                                                                           --------------------
                                                                                               (IN THOUSANDS)
ASSETS:
   Current assets                                                                          $             43,223
   Property and equipment, net                                                                           64,124
   Telecommunications service contracts intangible assets, net                                           14,742
   Contract based customer relationship intangible assets, net                                            6,350
   Licenses, net                                                                                            562
   Other intangible assets, net                                                                             300
   Goodwill                                                                                              54,262
   Other assets                                                                                          11,114
                                                                                           --------------------
     Total assets                                                                          $            194,677
LIABILITIES:
   Current liabilities                                                                     $             23,774
   Non-current liabilities                                                                                8,514
                                                                                           --------------------
     Net assets                                                                            $            162,389
   Less: previous carrying value of the Company's equity method investment in Sovintel                  (49,283)
                                                                                           --------------------
Total purchase consideration and acquisition costs                                         $            113,106
                                                                                           ====================
Consideration and acquisition costs:
   Cash consideration                                                                      $             10,000
   Promissory note consideration, net of discount                                                        45,307
   GTI shares consideration                                                                              50,663
   Direct transaction costs                                                                               7,136
                                                                                           --------------------
Total purchase consideration and acquisition costs                                         $            113,106
                                                                                           ====================

    The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $14.7 million to telecommunications service contracts intangible assets which are amortized over a weighted average period of approximately 9 years, approximately $6.4 million to contract based customer relationship intangible assets which are amortized over a weighted average period of approximately 5 years, approximately $0.6 million to licenses which are amortized over a weighted average period of 5 years, and approximately $0.3 million to other identified intangible assets which are amortized over 5 years. Property and equipment was adjusted to fair value using a net current replacement cost valuation method. The excess purchase price over the fair value of the net tangible and intangible assets acquired of approximately $54.3 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $26.1 million of this goodwill has been assigned to the Business and Corporate Services reportable segment and approximately $28.2 million of this goodwill has been assigned to the Carrier and Operator Services reportable segment. In accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", the Company will not amortize the goodwill recorded in connection with the acquisition of the remaining 50% of Sovintel. The goodwill will be tested for impairment at least annually.

    The following unaudited pro forma combined results of operations for the Company give effect to the Sovintel business combination as if it had occurred at the beginning of 2002. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

60 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                                                  TWELVE MONTHS ENDED
                                                                                   DECEMBER 31, 2002
                                                                                  --------------------
                                                                               (IN THOUSANDS, EXCEPT PER
                                                                                       SHARE DATA)
Revenue                                                                           $            286,998
Income (loss) before cumulative effect of a change in accounting principle                      36,587
Cumulative effect of a change in accounting principle                                              974
                                                                                  --------------------
Net income (loss)                                                                 $             37,561
                                                                                  ====================
Basic earnings (loss) per share of common stock:
   Income (loss) before cumulative effect of a change in accounting principle     $               1.36
   Cumulative effect of a change in accounting principle                                          0.04
                                                                                  --------------------
     Net income (loss) per share - basic                                          $               1.40
                                                                                  ====================
Weighted average common shares - basic                                                          26,748
                                                                                  ====================
Diluted earnings (loss) per share of common stock:
   Income (loss) before cumulative effect of a change in accounting principle     $               1.34
   Cumulative effect of a change in accounting principle                                          0.04
                                                                                  --------------------
     Net income (loss) per share - diluted                                        $               1.38
                                                                                  ====================
Weighted average common shares - diluted                                                        27,163
                                                                                  ====================

ACQUISITIONS IN 2003

    In August 2003, the Company completed the acquisition of 100% of OOO Sibchallenge ("Sibchallenge"), a telecommunications service provider in Krasnoyarsk, Russia. The total purchase price of approximately $15.4 million consisted of cash consideration of approximately $15.0 million and approximately $0.4 million in direct transaction costs, including an investment banking fee of $0.3 million paid to Belongers Limited, an affiliate of Alfa, a shareholder of the Company. The acquisition of Sibchallenge establishes GTI's presence in the Krasnoyarsk region. In addition, Sibchallenge has numbering capacity and interconnect agreements.

    The acquisition of 100% of Sibchallenge was accounted for as a purchase business combination in accordance with SFAS No. 141, "Business Combinations". The following is the condensed balance sheet of Sibchallenge as of August 31, 2003 reflecting purchase price allocation to the net assets acquired:

                                                                   AUGUST 31, 2003
                                                                   ---------------
                                                                    (IN THOUSANDS)
ASSETS:
   Current assets                                                  $         1,792
   Property and equipment                                                    7,057
   Telecommunications service contracts intangible assets, net              11,175
                                                                   ---------------
     Total assets                                                  $        20,024
                                                                   ===============
LIABILITIES:
   Current liabilities                                             $         1,519
   Non-current liabilities                                                   3,121
                                                                   ---------------
     Net assets                                                    $        15,384
                                                                   ===============
Consideration and acquisition costs:
   Cash consideration                                                       15,000
   Direct transaction costs                                                    384
                                                                   ---------------
Total purchase consideration and transaction costs                 $        15,384
                                                                   ===============

    The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed and, as such, the Company has assigned approximately $11.2 million to telecommunications service contracts intangible assets. These identified intangible assets are amortized over a period of 10 years. There was no goodwill recorded as a result of this transaction. The results of operations of Sibchallenge have been included in the Company's consolidated operations since August 31, 2003.

61 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    In December 2003, the Company completed the acquisition of 100% of the shares in OAO Comincom ("Comincom") from Nye Telenor East Invest as ("Telenor"), pursuant to a Share Exchange Agreement. The total purchase price of approximately $195.3 million consisted of approximately $193.5 million in GTI's common stock, representing 7,007,794 shares and direct transaction costs of approximately $1.8 million. The purchase consideration has been determined using the closing date of the transaction as December 1, 2003. Accordingly, the GTI shares issued in consideration are valued based on the average closing price of the Company's common stock for the five consecutive trading days between November 26, 2003 and December 2, 2003, which was $27.61 per share. Comincom provides telecommunications services, principally to major hotels, business offices and mobile communication companies through its telecommunications network in Russia, including Moscow, St. Petersburg, Voronezh, Samara and several other major population centers. The Company began consolidating the results of operations of Comincom on December 1, 2003.

    The acquisition of 100% of the shares in Comincom was accounted for as a purchase business combination in accordance with SFAS No. 141, "Business Combinations. The following is the condensed balance sheet of Comincom as of December 1, 2003 reflecting the purchase price allocation to the net assets acquired:

                                                                  DECEMBER 1, 2003
                                                                  ----------------
                                                                   (IN THOUSANDS)
ASSETS:
   Current assets                                                  $        38,191
   Property and equipment                                                   84,749
   Telecommunications service contracts intangible assets, net              17,344
   Contract-based customer relationship intangible assets, net              26,847
   Licenses, net                                                               546
   Goodwill                                                                 72,305
   Other assets                                                              1,575
                                                                   ---------------
     Total assets                                                  $       241,557
                                                                   ===============
LIABILITIES:
   Current liabilities                                             $        28,678
   Non-current liabilities                                                  17,535
                                                                   ---------------
     Net assets                                                    $       195,344
                                                                   ===============
Consideration and acquisition costs:
   GTI shares consideration                                                193,485
   Direct transaction costs                                                  1,859
                                                                   ---------------
Total purchase consideration and acquisition costs                 $       195,344
                                                                   ===============

    The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $17.3 million to telecommunications service contracts intangible assets which will be amortized over a weighted average period of approximately 10 years, approximately $26.8 million to contract-based customer relationship intangible assets which will be amortized over a weighted average period of approximately 5 years, and approximately $0.5 million to licenses which will be amortized over a weighted average period of 4 years. Property and equipment was adjusted to fair value using a net current replacement cost valuation method. The excess purchase price over the fair value of the net tangible and intangible assets acquired of approximately $72.3 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $15.5 million of this goodwill has been assigned to the Carrier and Operator Services reportable segment and approximately $56.8 million of this goodwill has been assigned to the Business and Corporate Services reportable segment. In accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142 "Goodwill and Other Intangible Assets", the Company will not amortize the goodwill recorded in connection with the acquisition of 100% of the shares in Comincom. The goodwill will be tested for impairment at least annually.

    The following unaudited pro forma combined results of operations for the Company give effect to the Sovintel, Sibchallenge and Comincom business combinations as if they had occurred at the beginning of 2002 and to give effect to the Sibchallenge and Comincom business combinations as if they had occurred at the beginning of 2003. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

62 GOLDEN TELECOM INC. Annual Report 2004        Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                                                       TWELVE MONTHS ENDED
                                                                                           DECEMBER 31,
                                                                                  -----------------------------
                                                                                      2002             2003
                                                                                  ------------     ------------
                                                                                       (IN THOUSANDS, EXCEPT
                                                                                          PER SHARE DATA)
Revenue                                                                           $    371,226     $    458,276
Income before cumulative effect of a change in accounting principle                     43,368           61,802
Cumulative effect of a change in accounting principle                                      974               --
                                                                                  ------------     ------------
Net income                                                                        $     44,342     $     61,802
                                                                                  ============     ============
Basic earnings per share of common stock:
   Income before cumulative effect of a change in accounting principle            $       1.30     $       1.77
   Cumulative effect of a change in accounting principle                                  0.03               --
                                                                                  ------------     ------------
     Net income (loss) per share - basic                                          $       1.33     $       1.77
                                                                                  ============     ============
Weighted average common shares - basic                                                  33,454           34,990
                                                                                  ============     ============
Diluted earnings (loss) per share of common stock:
   Income (loss) before cumulative effect of a change in accounting principle     $       1.28     $       1.74
   Cumulative effect of a change in accounting principle                                  0.03               --
                                                                                  ------------     ------------
     Net income (loss) per share - diluted                                        $       1.31     $       1.74
                                                                                  ============     ============
Weighted average common shares - diluted                                                33,869           35,539
                                                                                  ============     ============

ACQUISITIONS IN 2004

    In February 2004, the Company completed the acquisition of 100% ownership interest in ST-HOLDING s.r.o. ("ST-HOLDINGS"), a Czech company that owns 50% plus one share in ZAO Samara Telecom, a telecommunications service provider in Samara, Russia from ZAO SMARTS and individual owners. In April 2004, the Company completed the acquisition of 100% of the common stock in OAO Balticom Mobile ("Balticom") that owns 62% of ZAO WestBalt Telecom, an alternative telecommunications operator in Kaliningrad, Russia. In April 2004, the Company completed the acquisition of the remaining 49% ownership interest in OOO Uralrelcom that the Company did not already own. In May 2004, the Company completed the acquisition of a 54% ownership interest in SP Buzton ("Buzton"), an alternative telecommunications operator in Uzbekistan. These companies were acquired for approximately $16.0 million in cash, with $1.1 million held in escrow for a period of one year related to Balticom and $0.5 million payable for Buzton upon satisfactory achievement of certain conditions. The results of ST-HOLDINGS have been included in the Company's consolidated operations since February 1, 2004. The results of Balticom have been included in the Company's consolidated operations since April 30, 2004. The results of Buzton have been included in the Company's consolidated operations since May 31, 2004.

    In August 2004, the Company entered into a share purchase agreement with Nodama Holdings, Ltd. ("Nodama"), to acquire 100% of Hudson Telecom, Inc., a Delaware corporation, which owns 100% of OOO Digital Telephone Networks and OOO Digital Telephone Switches, together comprising one of the largest regional alternative operators in Russia operating in Rostov-on-Don and the surrounding region. Upon closure, Nodama will receive $45.0 million in cash of which $5.0 million will be placed in escrow for a period of one year subject to the achievement of certain financial conditions. Amounts in the escrow may be used to compensate the Company in the event of the realization of certain contingent liabilities in the acquired entities. While the Company had expected to consummate this transaction in 2004, it has taken Nodama additional time to conclude this transaction. The consummation of the transaction is conditioned upon, among other things, the completion of satisfactory due diligence and the seller's fulfillment of certain conditions precedent. The transaction is expected to close in the first half of 2005.

63 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 6: INVESTMENTS IN AND ADVANCES TO VENTURES

    The Company has various investments in ventures that are accounted for by the equity method. The Company's ownership percentages in its equity method investments, in the periods shown, range from approximately 22% to 50%.

    The Company has financed the operating and investing cash flow requirements of several of the Company's ventures in the form of cash advances. The Company aggregates all of the receivable and payable balances with the ventures in the Company's investments in and cash advances to the ventures.

    For all periods presented through December 31, 2004, the significant investments accounted for under the equity method and the percentage interest owned consist of the following:

                                            EQUITY METHOD ENTITIES
                                                    PERIOD                 OWNERSHIP
                                          --------------------------       ---------
Sovintel                                  Through September 16, 2002            50%
Other Regional Ventures                              All                        50%
TeleRoss Samara                               Through June 2002                 50%
MCT                                           From December 2000            22%-24%

    TeleRoss Samara and Sovintel are accounted for using the consolidation method subsequent to the dates indicated above.

    The following table presents summarized income statement information from the Company's significant equity investee, Sovintel, for the period January 1, 2002 to September 16, 2002. Effective September 17, 2002, the Company began consolidating the results of operations of Sovintel as a result of the acquisition of the 50% interest not controlled previously.

                               PERIOD FROM JANUARY 1 TO
                                   SEPTEMBER 16, 2002
                               ------------------------
                                    (IN THOUSANDS)
Revenue                        $                101,261
Gross margin                                     45,248
Operating income                                 25,875
Net income                                       19,115

    The Company recognized equity in losses related to its investment in MCT of $5.1 million for the year ended December 31, 2002, reducing the carrying value of the Company's investment in MCT to zero. In August 2003, MCT concluded a binding agreement with OJSC Mobile TeleSystems ("MTS") on the sale of five of its cellular operators. MTS paid MCT approximately $70.0 million and assumed certain guarantees as part of the transaction. In October 2003, MCT declared a cash dividend of $1.90 per common share to shareholders of record as of October 27, 2003. The Company's portion of this cash dividend was approximately $4.7 million. This cash dividend was received in November 2003 and is classified as part of equity in earnings in the consolidated statement of operations. In November 2004, MCT concluded the sale of its 88% interest in Sibintertelecom to MTS for approximately $41.0 million. Consideration has been given to the resumption of equity accounting; however management does not believe that the Company's share of income resulting from the sale of assets that MCT has made would exceed losses that had previously not been recognized once the investment in MCT had been reduced to zero.

64 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 7: SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                             DECEMBER 31,
                                                       -------------------------
                                                          2003            2004
                                                       ----------     -----------
                                                            (IN THOUSANDS)
Other current assets consist of:
   Inventory                                           $    7,932     $    8,911
   Notes receivable                                         1,972          2,338
   Other current assets                                     6,005          5,489
                                                       ----------     ----------
     Total other current assets                        $   15,909     $   16,738
                                                       ==========     ==========
Other non-current assets consist of:
   Notes receivable                                    $    3,610     $    1,494
   Investments in and advances to ventures                    251            742
   Other non-current assets                                 4,256          6,767
                                                       ----------     ----------
     Total other non- current assets                   $    8,117     $    9,003
                                                       ==========     ==========
Accounts payable and accrued expenses consists of:
   Accounts payable                                    $   45,389     $   57,566
   Interest payable                                            11              2
   Accrued compensation                                     2,241          3,046
   Accrued other taxes                                      1,092            480
   Accrued access and network services                      9,471         11,262
   Other accrued expenses                                   7,575          9,118
                                                       ----------     ----------
     Total accounts payable and accrued expenses       $   65,779     $   81,474
                                                       ==========     ==========
Other current liabilities consists of:
   Non-trade liabilities to GTS                        $    2,904     $    2,904
   Other current liabilities                                2,345            668
                                                       ----------     ----------
     Total other current liabilities                   $    5,249     $    3,572
                                                       ==========     ==========

NOTE 8: DEBT OBLIGATIONS AND CAPITAL LEASES

    The Company paid interest of $4.8 million, $2.0 million and $0.6 million in 2002, 2003 and 2004, respectively.

    Some of the Company's operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a $22.7 million back-to-back, seven-year credit facility from a Russian subsidiary of Citibank. Under this facility, the Company provides full cash collateral, held in London and recorded on our balance sheet as restricted cash, for onshore loans made by the bank to the Company's Russian registered ventures. In a second, similar facility, the Company provides full cash collateral for a $10.0 million short term back-to-back, revolving, credit facility from the same bank for the Company's larger Russian operating companies. The funding level as of December 31, 2004 for all these facilities totaled $1.0 million, of which $0.2 million was funded to the Company's consolidated subsidiaries and $0.8 million was funded to the Company's affiliates. The loan facilities carry interest at a rate equal to the three-month London Inter-Bank Offering Rate ("LIBOR") plus 1.0 percent per annum (equivalent to approximately 2.7%, on average for loans outstanding, at December 31, 2004) and mature between December 2006 and January 2007.

    In the first quarter of 2000, the Company entered into a lease for fiber capacity, including facilities and maintenance, from Moscow to Stockholm. The lease has a term of ten years with an option to renew for an additional five years. Prepayments were made to the lessor in April 2000, August 2000 and February 2001. These prepayments have been offset in the balance sheet against the capital lease obligation.

    In September 2001, the Company entered into a five year lease for the right to use up to VC-3 fiber optic capacity on major routes within Russia to support the increase in the Company's interregional traffic and regional expansion strategy. The lease is classified as a capital lease in the balance sheet. In December 2001, GTI issued a $9.1 million loan to the same company that has provided the lease. The loan has payment terms of 56 months, which started in January 2002, and carries interest at the rate of 7 percent per annum.

65 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    The following table presents minimum lease payments under capital leases:

                                       LEASE PAYMENTS
                                       (IN THOUSANDS)
2005                                   $        2,553
2006                                            1,592
                                       --------------
                                                4,145
Less: interest                                    306
                                       --------------
      Total principal payments         $        3,839
                                       ==============

    In September 2002, ROL Holdings Limited ("ROLH"), a wholly-owned Cypriot subsidiary of the Company, entered into a secured $30.0 million credit facility with ZAO Citibank ("Citibank Credit Facility"). ROLH drew upon the Citibank Credit Facility in the fourth quarter of 2002 to fund the repayment of $30.0 million of the $46.0 million non-interest bearing promissory note issued to Rostelecom by TeleRoss in connection with the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom. In June 2003, the Company settled early the $30.0 million of outstanding debt plus accrued interest. There was no penalty for the early settlement of this debt however an additional $0.2 million of previously capitalized financing costs was recognized as interest expense which was previously being recognized over the life of the facility.

NOTE 9: SHAREHOLDERS' EQUITY

Common Stock

    In July 2001, the Company completed a buy-back of $25.0 million, or approximately 2.3 million shares, of the Company's common stock at $11.00 per share, from a subsidiary of GTS. In the fourth quarter of 2002, the Company retired approximately 2.3 million of the Company's common stock held in treasury.

    In August 2002, the Company issued 4,024,067 shares of common stock to Rostelecom in partial settlement of the purchase price for the acquisition of the remaining 50% ownership interest in Sovintel, previously held by Rostelecom.

    In December 2003, the Company issued 7,007,794 shares of common stock to Telenor in settlement of the purchase price for the acquisition of 100% ownership interest in Comincom, previously held by Telenor.

    The Company's outstanding shares of common stock increased by 1,918,882 shares and 374,396 shares in the twelve months ended December 31, 2003 and 2004, respectively issued in connection with the exercise of employee stock options. The Company has reserved 1,361,681 shares of common stock for issuance to certain employees and directors in connection with the 1999 Equity Participation Plan.

Preferred Stock

    On May 17, 2000, the Company's shareholders authorized 10 million shares of preferred stock, none of which have been issued.

Additional Paid-In Capital

    As further described in note 18, in August 2004, the Company transferred 20% of the ownership interest in GTU to a Ukrainian partner in exchange for services provided by the partner. The excess of the fair value of consideration exchanged for services over the book value of 20% of net assets of GTU in the amount of $1.5 million was recorded as a credit to the consolidated equity.

Dividends

    During 2004, the Company paid four quarterly dividends of $0.20 per common share, for a total of $0.80 per common share for the year. The total amount paid by the Company was $29.0 million.

66 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 10: STOCK OPTION PLANS

    The Company has established the 1999 Equity Participation Plan of Golden Telecom, Inc., (the "Option Plan"). The Company has granted and intends to offer stock options to key employees and members of the Board of Directors of the Company. The Company recognized $0.5 million in compensation expense in the year ended December 31, 2002, in connection with options granted to employees of the Company's equity investees. Under the Option Plan not more than 4,320,000 shares of common stock (subject to anti-dilution and other adjustment provisions) are authorized for issuance upon exercise of options or upon vesting of restricted or deferred stock awards. Options granted under the Option Plan vest over a three-year term from the date of grant with one-third vesting after one year and one thirty-sixth vesting each month thereafter and expire ten years from the date of grant.

    The fair value of options granted under the GTI Option Plan in 2002 are estimated to be $8.77 per common share, in 2003 are estimated to be between $9.39 and $15.05 per common share and in 2004 are estimated to be $14.59 per common share, on the date of grant using the Black Scholes option pricing model with the following assumptions:

                                 TWELVE MONTHS ENDED DECEMBER 31,
                            ------------------------------------------
                               2002            2003            2004
                            ----------      ----------      ----------
Risk free interest rate           4.71%     2.89 - 3.55%          4.39%
Dividend yield                     0.0%            0.0%            3.0%
Expected life (years)              3.0             3.0             3.0
Volatility                         123%     104 - 108%              95%

    Additional information with respect to stock options activity is summarized as follows:

                                                       YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------
                                                  2003                           2004
                                       --------------------------     --------------------------
                                                        WEIGHTED                       WEIGHTED
                                                        AVERAGE                        AVERAGE
                                                        EXERCISE                       EXERCISE
                                         SHARES          PRICE          SHARES          PRICE
                                       ----------      ----------     ----------      ----------
Outstanding at beginning of year        2,657,073      $    12.75        904,272      $    13.48
Options granted                           195,000           14.56          5,000           26.61
Options exercised                      (1,918,882)          12.43       (374,396)          12.76
Options expired                           (20,054)          27.06             --              --
Options forfeited                          (8,865)          15.63        (17,863)          12.00
                                       ----------                     ----------
Outstanding at end of year                904,272           13.48        517,013           14.18
                                       ==========                     ==========
Options exercisable at end of year        566,324      $    13.49        448,818      $    14.07

    The following table summarizes information about stock options outstanding:

                                         OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                         -------------------------------------------------------     -----------------------------------
                                                WEIGHTED
                                                AVERAGE
                                                REMAINING           WEIGHTED                                WEIGHTED
                                               CONTRACTUAL          AVERAGE                                 AVERAGE
EXERCISE PRICES              NUMBER               LIFE              EXERCISE             NUMBER             EXERCISE
AT DECEMBER 31, 2004:      OUTSTANDING         (IN YEARS)             PRICE            EXERCISABLE            PRICE
----------------------   ---------------     ---------------     ---------------     ---------------     ---------------
$              12.00             212,156                 5.7     $         12.00             212,156     $         12.00
               14.00             174,900                 8.1               14.00             111,705               14.00
               15.63              94,957                 5.3               15.63              94,957               15.63
               19.45              20,000                 3.4               19.45              20,000               19.45
               26.61               5,000                 4.4               26.61                  --                  --
               33.25              10,000                 5.4               33.25              10,000               33.25

67 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 11: INCOME TAXES

    The Company accounts for income taxes using the liability method required by FASB Statement No. 109 "Accounting for Income Taxes".

    The components of income before income taxes and minority interest were as follows:

                           YEAR ENDED DECEMBER 31,
                   ----------------------------------------
                      2002           2003           2004
                   ----------     ----------     ----------
                                (IN THOUSANDS)
Pretax income:
    Domestic       $    5,823     $    5,754     $   (4,853)
    Foreign            28,141         67,560        101,886
                   ----------     ----------     ----------
                   $   33,964     $   73,314     $   97,033
                   ==========     ==========     ==========

    The following is the Company's significant components of the provision for income taxes attributable to continuing operations:

                                 YEAR ENDED DECEMBER 31,
                        ------------------------------------------
                           2002            2003            2004
                        ----------      ----------      ----------
                                      (IN THOUSANDS)
Domestic - current      $       16      $       --      $       --
Domestic - deferred             --          (1,861)           (373)
Foreign - current            8,824          20,516          35,350
Foreign - deferred          (4,213)         (1,256)         (4,233)
                        ----------      ----------      ----------
                        $    4,627      $   17,399      $   30,744
                        ==========      ==========      ==========

    The Company paid income taxes of $8.5 million, $17.5 million and $36.1 million in 2002, 2003 and 2004, respectively.

    US taxable income or losses recorded are reported on the Company's consolidated US income tax return. The Company was allocated its proportionate share, $23.6 million, of GTS' US net operating loss carry-forwards in 1999. As of December 31, 2004, the Company had net operating loss carry-forwards for US federal income tax purposes of approximately $6.5 million expiring in fiscal years 2010 through 2019. The Company also has net operating loss carry-forwards for Cyprus tax purposes of approximately $13.2 million which do not expire.

    The reconciliation of the US statutory federal tax rate of 35.0% to the Company's effective tax rate is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                --------------------------------------------
                                                   2002             2003             2004
                                                ----------       ----------       ----------
Tax expense at US statutory rates                    (35.0)%          (35.0)%          (35.0)%
Non-deductible expenses/non-taxable income:
   Amortization                                       (0.7)            (0.4)            (0.6)
   Equity in earnings                                  5.8               --              0.1
   Other non-deductible expenses                      (5.3)            (4.9)            (7.3)
Foreign exchange differences                          (1.2)            (0.1)             0.2
Different foreign tax rates                            7.7              9.3             11.4
Change in valuation allowance                         15.1              3.1               --
Other permanent differences                             --              4.3             (0.5)
                                                ----------       ----------       ----------
Tax expense                                          (13.6)%          (23.7)%          (31.7)%
                                                ==========       ==========       ==========

68 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    Deferred tax assets and liabilities are recorded based on temporary differences between book bases of assets and liabilities and their bases for income tax purposes. The following table summarizes major components of the Company's deferred tax assets and liabilities:

                                                 DECEMBER 31,
                                          --------------------------
                                            2003             2004
                                          ----------      ----------
                                               (IN THOUSANDS)
Deferred Tax Assets:
    Net operating loss carry-forwards     $    2,514      $    2,793
    Accrued expenses                           2,525           2,027
    Deferred revenue                           4,800           7,639
    Other deferred tax assets                  1,117           1,180
    Valuation allowance                         (559)           (559)
                                          ----------      ----------
Total deferred tax asset                  $   10,397      $   13,080
                                          ==========      ==========
Deferred Tax Liabilities:
    Accrued revenue                       $       --      $       16
    Deferred expenses                          1,306           1,958
    Intangible assets                         21,489          23,472
    Fixed assets                               5,468           3,720
    Other deferred tax liabilities               600             295
                                          ----------      ----------
Total deferred tax liability              $   28,863      $   29,461
                                          ==========      ==========
        Net deferred tax liability        $  (18,466)     $  (16,381)
                                          ==========      ==========

    The following table presents the Company's deferred tax assets and liabilities as of December 31, 2003 and 2004 attributable to different tax paying components in different tax jurisdictions:

                                              DECEMBER 31,
                                       --------------------------
                                          2003            2004
                                       ----------      ----------
                                             (IN THOUSANDS)
Deferred Tax Assets:
    US tax component                   $    1,861      $    2,234
    Foreign tax component                   8,536          10,846
                                       ----------      ----------
Total deferred tax asset               $   10,397      $   13,080
                                       ==========      ==========
Deferred Tax Liability:
    US tax component                   $       --      $       --
    Foreign tax component                  28,863          29,461
                                       ----------      ----------
Total deferred tax liability           $   28,863      $   29,461
                                       ==========      ==========
        Net deferred tax liability     $  (18,466)     $  (16,381)
                                       ==========      ==========

    In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. Also in December 2004, the FASB issued FASB Staff Position No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004. The Company does not expect the adoption of these new tax provisions to have a material impact on the Company's consolidated financial position, results of operations, or cash flows, since the Company does not have any substantive operations in the United States.

NOTE 12: COMMITMENTS AND CONTINGENCIES

Leases

    The Company has various cancelable and non-cancelable operating lease agreements for equipment and office space with terms ranging from one to five years. Rental expense for operating leases aggregated $4.9 million, $4.9 million, and $6.5 million for the years ended December 31, 2002, 2003 and 2004, respectively.

    Future minimum lease payments under non-cancelable operating leases with terms of one year or more, as of December 31, 2004, are as follows: 2005 - $4.5 million, 2006 - $2.4 million, 2007 - $1.7 million, 2008 - $1.7 million, 2009 -
$1.4 million, and thereafter - $0.4 million.

Other Commitments and Contingencies

    The Company has future purchase commitments of $24.6 million and $84.5 million as of December 31, 2003 and 2004, respectively.

    In the ordinary course of business, the Company has issued financial guarantees on debt for the benefit of certain of its non-consolidated ventures, which is all collateralized by cash as described in note 8. The Company expects that all the collateralized debt will be repaid by the ventures.

69 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Major Customers

    The Company had one major customer in the Carrier and Operator reporting segment, representing $23.1 million, or 12%, of total revenues in 2002, $27.6 million, or 8%, of total revenues in 2003 and $31.0 million, or 5%, of total revenue in 2004.

Tax Matters

    The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Commonwealth of Independent States Taxes ("CIS Taxes"), the Company's final CIS Taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 2003 and 2004. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of any contingencies associated with CIS Taxes, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

    The Company's wholly-owned subsidiary, Sovintel, is engaged in litigation with the Russian tax inspectorate in regard to claims against Comincom and OAO Combellga ("Combellga"), both of which merged into Sovintel on December 1, 2004, issued by the tax inspectorate on respectively. In accordance with the tax inspectorate decision, Comincom and Combellga are required to pay additional taxes, fines and penalties in the amount equal to approximately $5.5 million for years ended December 31, 2001 and 2002. Comincom and Combellga filed lawsuits against the tax inspectorate disputing the claims, and the court ruled in favor of the Company in both cases by dismissing the tax inspectorate's claims on January 21, 2005 and December 20, 2004, respectively. The Company expects that the tax inspectorate will appeal this decision. The term for last appeal expires in May 2005. The Company does not consider an unfavorable outcome of this matter probable at this time. While the Company intends to defend its position vigorously, it is difficult to predict with any degree of certainty the ultimate outcome of this litigation due to the state of the Russian judicial system. Since the tax claims relate to periods before the Company acquired 100% of the shares of Comincom, they are covered by the indemnification provisions of the Share Exchange Agreement between the Company and Telenor. Therefore, in case of unfavorable outcome of this litigation the Company intends to seek indemnification from Telenor.

Russian Environment and Current Economic Situation

    The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

    On January 1, 2004, a new law "On Telecommunications" (the "New Law") came into effect in Russia. The New Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The New Law was designed to create a new interconnect pricing regime in 2004 that should be more transparent and unified, if fairly implemented, and it creates a universal service charge calculated as a percentage of revenue, which is not expected to exceed 3% of certain revenue. It is expected that the first payments of the universal service charge will be made in 2005. The New Law may increase the regulation of the Company's operations, as it is intended to regulate licenses for long distance, international long distance and Voice over Internet Protocol. Until such time as appropriate regulations consistent with the New Law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

    In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company's liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

NOTE 13: RELATED PARTY TRANSACTIONS

    Transactions with the Company's equity investees, Alfa affiliates, Rostelecom, and Telenor were as follows, for the years ended December 31:

                                     2002           2003           2004
                                  ----------     ----------     ----------
                                               (IN THOUSANDS)
Revenue from equity investees     $    7,499     $       98     $      116
Revenue from Rostelecom                  446            575            404
Revenue from Telenor                      --              3            139
Revenue from Alfa affiliates           1,102          1,134          1,798
                                  ----------     ----------     ----------
                                  $    9,047     $    1,810     $    2,457
                                  ==========     ==========     ==========


                                             2002           2003           2004
                                          ----------     ----------     ----------
                                                       (IN THOUSANDS)
Cost of revenue from equity investees          8,527          4,790          4,798
Cost of revenue from Rostelecom                5,154         16,860         25,809
Cost of revenue from Telenor                      --             27            332
Cost of revenue from Alfa affiliates              --             --             56
                                          ----------     ----------     ----------
                                          $   13,681     $   21,677     $   30,995
                                          ==========     ==========     ==========

    The related party revenue and cost of revenue from Rostelecom included in the income statement represents revenue and cost of revenue from September 2002, the date Rostelecom became a shareholder.

70 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    The revenue and cost of revenue from Telenor included in the income statement represents revenue and cost of revenue from December 2003, the date Telenor became a shareholder.

    Included in other current assets at December 31, 2003 is approximately $0.3 million of accounts receivable from Alfa affiliates, approximately $0.2 million of accounts receivable from Rostelecom, and approximately $0.1 million of accounts receivable from Telenor. Included in other current assets at December 31, 2004 is approximately $0.3 million of accounts receivable from Alfa affiliates, approximately $0.1 million of accounts receivable from Rostelecom, and approximately $0.1 million of accounts receivable from Telenor.

    The Company maintains bank accounts with Alfa Bank, which act as one of the clearing agents for the payroll of the Russian staff of the Company. The balances at these bank accounts were minimal at December 31, 2003 and 2004. In addition, certain of the Company's Russian subsidiaries maintain current accounts with Alfa Bank. The amounts on deposit were minimal at December 31, 2003 and $0.1 million at December 31, 2004.

    The Company maintains bank accounts with International Moscow Bank. The Company's Chief Executive Officer's spouse is a member of the Executive Board of International Moscow Bank. The amounts on deposit were approximately $5.1 million at December 31, 2003 and $1.7 million at December 31, 2004.

    The Company incurred approximately $3.3 million in consulting costs from an affiliate of Alfa in relation to the acquisition of the remaining 50% of Sovintel previously held by Rostelecom in 2002 and approximately $0.3 million in consulting costs from an affiliate of Alfa in relation to the acquisition of Sibchallenge in 2003. In addition, in 2003 the Company incurred approximately $0.1 million in consulting costs from an affiliate of Alfa related to a potential acquisition that was subsequently withdrawn from the market. In 2004, the Company incurred approximately $0.1 million in consulting costs from an affiliate of Alfa in relation to a potential acquisition.

    The Company has entered into a consulting services agreement with Alfa Telecom under which the price was subject to adjustments. This consulting services agreement became effective on April 1, 2003 and terminated on December 31, 2004. The Company has reached an agreement with Alfa Telecom, in which compensation for the services provided under the consulting services agreement were in the aggregate $0.5 million for the period of April 1, 2003 through December 31, 2004.

    In September 2002, several Russian subsidiaries of the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company's Russian employees with medical and dental insurance services. The amount payable under this agreement was approximately $0.3 million.

    In December 2002, the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement was approximately $0.2 million. In December 2003, the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement was approximately $0.2 million. The Company extended this agreement until February 2005 and in February 2005, the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement is approximately $0.2 million.

    A member of the Company's executive management is a relative of the general director of two Russian based telecommunications services providers. The Company received revenue from these two telecommunications services providers in the amount of approximately $2.9 million and $5.3 million for the years ended December 31, 2003 and December 31, 2004, respectively and incurred costs to these two telecommunications services providers in the amount of approximately $1.8 million and $1.9 million in the years ended December 31, 2003 and December 31, 2004, respectively. At December 31, 2003, the Company had accounts receivable of approximately $0.5 million and accounts payable of approximately $0.4 million with these two telecommunications services providers. At December 31, 2004, the Company had accounts receivable of approximately $0.7 million and accounts payable of approximately $0.3 million with these two telecommunications services providers.

    The Company provides telecommunications services to a marketing firm where the former Chief Financial Officer's spouse is the Chief Executive Officer. The Company received revenue of approximately $0.1 million for the year ended December 31, 2003 from the marketing firm.

71 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    The Company issued loans to Russian employees principally to finance the purchase of apartments in Russia. The amount of loans outstanding was approximately $0.6 million at December 31, 2003 and approximately $0.3 million at December 31, 2004. These loans typically have a 4% to 10% interest rate per annum and are typically payable over 3 years. In November 2002, the Company issued an approximately $0.1 million loan to the Finance Director of Sovintel, a wholly-owned subsidiary of the Company which was partially forgiven by the Company in 2004.

NOTE 14: SEGMENT INFORMATION

LINE OF BUSINESS DATA

    The Company operates in four segments within the telecommunications industry. The four segments are: (1) Business and Corporate Services; (2) Carrier and Operator Services; (3) Consumer Internet Services; and (4) Mobile Services. The following tables present financial information for both consolidated subsidiaries and equity investee ventures, segmented by the Company's lines of business for the twelve months ended December 31, 2002, 2003 and 2004, respectively. Transfers between lines of businesses are included in the adjustments to reconcile segment to consolidated results. The Company evaluates performance based on the operating income (loss) of each strategic business unit, among other performance measures. Prior to the completion of the acquisition of the remaining 50% ownership interest in Sovintel and the subsequent merger of TeleRoss into Sovintel in April 2003, the Company managed business segments based on telecommunications products the Company provided. In April 2003, the Company re-designed the business segments around customer characteristics, and in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company has presented the following four segments consistent with the information used by the chief operating decision maker to manage the operations for purposes of making operating decisions and allocating resources. The Company has restated segment information for prior periods to conform to the presentation adopted in the current period.

72 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


                                                                                                       ADJUSTMENTS TO RECONCILE
                                                                                                         BUSINESS SEGMENT TO
                                                                                                        CONSOLIDATED RESULTS
                                                                                                       ------------------------
                  BUSINESS      CARRIER                                               BUSINESS                        EQUITY
                    AND          AND      CONSUMER      MOBILE    CORPORATE &   SEGMENT   CONSOLIDATED   METHOD      AFFILIATE
                 CORPORATE    OPERATOR    INTERNET     SERVICES   ELIMINATIONS   TOTAL      RESULTS     VENTURES    ADJUSTMENTS
                 ----------  ----------  ----------   ----------  ------------ ----------  ----------  ----------   -----------
                                                                 (IN THOUSANDS)
TWELVE MONTHS
 ENDED DECEMBER
 31, 2002
Revenue from
 external
 customers       $  149,170  $  104,609  $   21,800   $   13,001  $       --   $  288,580  $  198,727  $ (105,861)  $   16,008
Intersegment
 revenue                502         717          --           --      (1,219)          --          --          --           --
Operating
 income
 (loss)              36,975      28,620      (4,356)       3,553      (6,511)      58,281      31,430     (26,851)          --
Identifiable
 assets             161,635     202,134      41,896        9,383      24,315      439,363     435,810      (3,553)          --
Capital
 expenditures        29,375      15,417       2,908          449         222       48,371      29,430     (18,941)          --


                                                                                                      ADJUSTMENTS TO RECONCILE
                                                                                                         BUSINESS SEGMENT TO
                                                                                                        CONSOLIDATED RESULTS
                                                                                                      ------------------------
                 BUSINESS    CARRIER                                           BUSINESS                              EQUITY
                   AND         AND       CONSUMER      MOBILE   CORPORATE &    SEGMENT   CONSOLIDATED   METHOD      AFFILIATE
                CORPORATE   OPERATOR     INTERNET     SERVICES  ELIMINATIONS    TOTAL      RESULTS     VENTURES    ADJUSTMENTS
                ----------  ----------  ----------   ---------- ------------  ----------  ----------  ----------   -----------
                                                               (IN THOUSANDS)
TWELVE MONTHS
 ENDED
 DECEMBER
 31, 2003
Revenue from
 external
 customers      $  188,087  $  128,048  $   30,775   $   13,895  $       --   $  360,805  $  360,534  $   (4,861)  $    4,590
Intersegment
 revenue               649         793          --           --      (1,442)          --          --          --           --
Operating
 income (loss)      47,603      26,503      (2,457)       5,278      (6,976)      69,951      69,731        (220)          --
Identifiable
 assets            385,087     236,635      52,584        6,566      52,042      732,914     729,226      (3,688)          --
Capital
 expenditures       40,231      20,317       2,851          569          90       64,058      63,737        (321)          --


                                                                                                     ADJUSTMENTS TO RECONCILE
                                                                                                        BUSINESS SEGMENT TO
                                                                                                       CONSOLIDATED RESULTS
                                                                                                     ------------------------
                 BUSINESS    CARRIER                                          BUSINESS                 EQUITY
                   AND         AND       CONSUMER     MOBILE   CORPORATE &    SEGMENT   CONSOLIDATED   METHOD      AFFILIATE
                CORPORATE   OPERATOR     INTERNET    SERVICES  ELIMINATIONS    TOTAL      RESULTS     VENTURES    ADJUSTMENTS
                ----------  ----------  ----------  ---------- ------------  ----------  ----------  ----------   -----------
                                                              (IN THOUSANDS)
TWELVE MONTHS
 ENDED
 DECEMBER
 31, 2004
Revenue from
 external
 customers      $  324,814  $  198,027  $   45,515  $   15,808  $       --   $  584,164  $  583,978  $   (4,710)  $    4,524
Intersegment
 revenue                --       1,016          --          --      (1,016)          --          --          --           --
Operating
 income (loss)      72,345      28,637       2,159       4,729     (11,756)      96,114      95,536        (578)          --
Identifiable
 assets            435,276     261,424      57,732       5,693      49,562      809,687     805,768      (3,919)          --
Capital
 expenditures       80,107      33,223       4,920       1,025         178      119,453     118,101      (1,352)          --

73 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

GEOGRAPHIC DATA

    Revenues from external customers are based on the location of the operating company providing the service.

    The Company operated within two main geographic regions of the CIS: Russia and Ukraine. Geographic information as of December 31, 2002, 2003, and 2004 is as follows:

                                                                     CORPORATE,
                                                                       OTHER
                                                                      COUNTRIES        CONSOLIDATED
                                    RUSSIA           UKRAINE       & ELIMINATIONS         RESULTS
                               ---------------   ---------------   ---------------    ---------------
                                                          (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2002
   Revenue                     $       166,319   $        35,488   $        (3,080)   $       198,727
   Long-lived assets                   275,209            24,541             1,512            301,262
YEAR ENDED DECEMBER 31, 2003
   Revenue                     $       318,426   $        44,524   $        (2,416)   $       360,534
   Long-lived assets                   509,339            24,236             2,886            536,461
YEAR ENDED DECEMBER 31, 2004
   Revenue                     $       522,018   $        64,455   $        (2,495)   $       583,978
   Long-lived assets                   563,856            27,995            11,116            602,967

NOTE 15: SUPPLEMENTAL CASH FLOW INFORMATION

    The following table summarizes significant non-cash investing and financing activities for the Company.

                                                                   TWELVE MONTHS ENDED
                                                                       DECEMBER 31,
                                                           ------------------------------------
                                                              2002         2003         2004
                                                           ----------   ----------   ----------
                                                                      (IN THOUSANDS)
Issuance of common stock in connection with acquisitions   $   50,663   $  193,485   $       --
Amounts payable in connection with business acquisitions        3,500           --          400
Capitalized leased assets                                          --          420           --

NOTE 16: PRIOR PERIOD ADJUSTMENT

    In the third quarter of 2004, management determined that the Company has been inadvertently carrying accruals for estimated taxes, other than income taxes. Management concluded these accruals for estimated taxes should have been considered unnecessary and reversed prior to January 1, 2000. The net effect of the correction of this non-cash error was to reduce current liabilities and non-current liabilities by $2.0 million each with an offsetting decrease to accumulated deficit of $4.0 million in all periods presented. This adjustment had no effect on the reported results of operations in any of the periods presented.

74 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 17: LONG TERM INCENTIVE BONUS PROGRAM

    In July 2004, the Board of Directors of the Company adopted a Long Term Incentive Bonus Program ("LTIBP") for senior management of the Company, effective as of January 1, 2004. The LTIBP is designed to reward senior management with annual bonus awards consisting of 100% shares for officers of the Company and 50% shares and 50% cash payments for other qualified employees participating in LTIBP if the Company meets certain targets for net income growth established by the Board of Directors. In addition, the program provides for a one-time grant of a limited amount of shares to senior management in an aggregate amount not exceeding 50,000 shares. The LTIBP is intended to act as a retention mechanism for senior management as the cash payments and the restricted stock vest over a three year period. It is expected that the LTIBP will act as a substitute for the Company's Equity Participation Plan under which significant amounts of stock options were, in the past, granted to senior management. During the twelve months ended December 31, 2004 the Company did not record any expense associated with the LTIBP as the Company did not achieve the operational and financial targets for 2004. The Company currently anticipates repurchasing from time to time in the open market a number of the Company's shares equal to the number of the Company's shares that are subject to awards granted under the LTIBP. The Company has not granted any shares under the LTIBP.

NOTE 18: SALE OF MINORITY INTEREST IN SUBSIDIARY

    Recognizing that many of the markets in which the Company operates are complex, in particular as it relates to business, regulatory, political and cultural matters, the Company occasionally seeks experienced local partners to assist in markets where the Company is likely to encounter operational difficulties. GTI has been cooperating with local partners in Ukraine to resolve commercial and regulatory disputes with monopoly operators and regulatory authorities in Ukraine but had not previously finalized the compensation arrangement for the services. In addition to or in lieu of cash compensation, the Board of Directors approved the sale of a non-controlling interest in GTU to such parties.

    Upon approval of GTI's Board of Directors, in August 2004 the Company entered into a compensation arrangement for services provided to assist the Company in addressing commercial and regulatory disputes with monopoly operators and regulatory authorities in Ukraine. The Company's local partners have provided services on a success fee basis. The Company's Board of Directors approved an arrangement that effectively transferred 20% of the shares in GTU owned by the Company to the local partners as compensation for the services already provided and certain additional services to be provided. Under this arrangement, the Company paid the local partners $0.5 million in cash and granted the local partners an option to purchase 20% of GTU for $0.5 million in cash, in a transaction where the cash and the value of the services were approximately $3.6 million. This transaction closed in the third quarter of 2004, when the performance was completed and the option was exercised and resulted in a charge to operating income of approximately $3.6 million. The excess of the fair value of consideration exchanged for services over the book value of 20% of net assets of GTU was recorded as a credit to the consolidated equity, rather than income since the Company did not believe that the method of determining fair value met the objectively determinable criteria as required by Staff Accounting Bulletin Topic 5H. Fair value of the option approximated the fair value of shares transferred to the local partner due to the short exercise period of the option and was determined using the discounted cash flow valuation method.

75 GOLDEN TELECOM INC. Annual Report 2004         Financial Review


                              GOLDEN TELECOM, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 19: QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly financial data is as follows:

                                                                 ACTUAL
                                                       FOR THE THREE MONTHS ENDED
                                      ---------------------------------------------------------
                                        MARCH 31,      JUNE 30,     SEPTEMBER 30,  DECEMBER 31,
                                          2003           2003           2003           2003
                                      ------------   ------------   ------------   ------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues                              $     78,376   $     80,762   $     90,095   $    111,301
Cost of Revenues                            37,299         39,436         44,883         59,467
Gross Margin                                41,077         41,326         45,212         51,834
Selling, general and administrative         13,438         13,385         15,764         21,797
Net income                                  12,820         11,835         12,506         18,274
Net income per share(1)- basic                0.47           0.43           0.44           0.59
Net income per share(1)- diluted      $       0.47   $       0.42   $       0.43   $       0.58


                                                               ACTUAL
                                                     FOR THE THREE MONTHS ENDED
                                      ---------------------------------------------------------
                                        MARCH 31,      JUNE 30,     SEPTEMBER 30,  DECEMBER 31,
                                          2004           2004           2004           2004
                                      ------------   ------------   ------------   ------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues                              $    133,174   $    138,873   $    152,713   $    159,218
Cost of Revenues                            68,279         70,215         77,953         84,141
Gross Margin                                64,895         68,658         74,760         75,077
Selling, general and administrative         26,393         25,118         29,518         31,826
Net income                                  14,651         16,909         16,111         17,112
Net income per share(1)- basic                0.41           0.47           0.44           0.47
Net income per share(1)- diluted      $       0.40   $       0.46   $       0.44   $       0.47

----------

(1) The sum of the earnings per share for the four quarters will generally not equal earnings per share for the total year due to changes in the average number of common shares outstanding.

NOTE 20: SUBSEQUENT EVENTS

    In February 2005, the Board of Directors of the Company declared a cash dividend of $0.20 per common share to shareholders of record as of March 17, 2005. The Company will pay the total amount of approximately $7.3 million to shareholders on March 31, 2005.

76 GOLDEN TELECOM INC.  Annual Report 2004                      Financial Review


In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. Also in December 2004, the FASB issued FASB Staff Position No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004. The Company does not expect the adoption of these new tax provisions to have a material impact on the Company's consolidated financial position, results of operations, or cash flows, since the Company does not have any substantive operations in the United States.

NOTE 12: COMMITMENTS AND CONTINGENCIES
LEASES
The Company has various cancelable and non-cancelable operating lease agreements for equipment and office space with terms ranging from one to five years. Rental expense for operating leases aggregated $4.9 million, $4.9 million, and $6.5 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Future minimum lease payments under non-cancelable operating leases with terms of one year or more, as of December 31, 2004, are as follows: 2005 - $4.5 million, 2006 - $2.4 million, 2007 - $1.7 million, 2008 - $1.7 million, 2009 -
$1.4 million, and thereafter - $0.4 million.

OTHER COMMITMENTS AND CONTINGENCIES
The Company has future purchase commitments of $24.6 million and $84.5 million as of December 31, 2003 and 2004, respectively.

In the ordinary course of business, the Company has issued financial guarantees on debt for the benefit of certain of its non-consolidated ventures, which is all collateralized by cash as described in note 8. The Company expects that all the collateralized debt will be repaid by the ventures.


MAJOR CUSTOMERS
The Company had one major customer in the Carrier and Operator reporting segment, representing $23.1 million, or 12%, of total revenues in 2002, $27.6 million, or 8%, of total revenues in 2003 and $31.0 million, or 5%, of total revenue in 2004.

TAX MATTERS
The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Commonwealth of Independent States Taxes ("CIS Taxes"), the Company's final CIS Taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 2003 and 2004. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of any contingencies associated with CIS Taxes, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

The Company's wholly-owned subsidiary, Sovintel, is engaged in litigation with the Russian tax inspectorate in regard to claims against Comincom and OAO Combellga ("Combellga"), both of which merged into Sovintel on December 1, 2004, issued by the tax inspectorate on respectively. In accordance with the tax inspectorate decision, Comincom and Combellga are required to pay additional taxes,

77 GOLDEN TELECOM INC.  Annual Report 2004                     Financial Review


fines and penalties in the amount equal to approximately $5.5 million for years ended December 31, 2001 and 2002. Comincom and Combellga filed lawsuits against the tax inspectorate disputing the claims, and the court ruled in favor of the Company in both cases by dismissing the tax inspectorate's claims on January 21, 2005 and December 20, 2004, respectively. The Company expects that the tax inspectorate will appeal this decision. The term for last appeal expires in May 2005. The Company does not consider an unfavorable outcome of this matter probable at this time. While the Company intends to defend its position vigorously, it is difficult to predict with any degree of certainty the ultimate outcome of this litigation due to the state of the Russian judicial system. Since the tax claims relate to periods before the Company acquired 100% of the shares of Comincom, they are covered by the indemnification provisions of the Share Exchange Agreement between the Company and Telenor. Therefore, in case of unfavorable outcome of this litigation the Company intends to seek indemnification from Telenor.

RUSSIAN ENVIRONMENT AND CURRENT ECONOMIC SITUATION

The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

On January 1, 2004, a new law "On Telecommunications" (the "New Law") came into effect in Russia. The New Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The New Law was designed to create a new interconnect pricing regime in 2004 that should be more transparent and unified, if fairly implemented, and it creates a universal service charge calculated as a percentage of revenue, which is not expected to exceed 3% of certain revenue. It is expected that the first payments of the universal service charge will be made in 2005. The New Law may increase the regulation of the Company's operations, as it is intended to regulate licenses for long distance, international long distance and Voice over Internet Protocol. Until such time as appropriate regulations consistent with the New Law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company's liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

NOTE 13: Related Party Transactions
Transactions with the Company's equity investees, Alfa affiliates, Rostelecom, and Telenor were as follows, for the years ended December 31:

US$ '000s                                        2002         2003         2004
-----------------------------------------        -----        -----        -----
Revenue from equity investees                    7,499           98          116
Revenue from Rostelecom                            446          575          404
Revenue from Telenor                                --            3          139
Revenue from Alfa affiliates                     1,102        1,134        1,798
                                                 -----        -----        -----
                                                 9,047        1,810        2,457
                                                 -----        -----        -----

78 GOLDEN TELECOM INC.  Annual Report 2004                     Financial Review


US$ '000s                                          2002        2003        2004
--------------------------------------------      ------      ------      ------

Cost of revenue from equity investees              8,527       4,790       4,798
Cost of revenue from Rostelecom                    5,154      16,860      25,809
Cost of revenue from Telenor                          --          27         332
Cost of revenue from Alfa affiliates                  --          --          56
                                                  ------      ------      ------
                                                  13,681      21,677      30,995
                                                  ------      ------      ------

The related party revenue and cost of revenue from Rostelecom included in the income statement represents revenue and cost of revenue from September 2002, the date Rostelecom became a shareholder.

The revenue and cost of revenue from Telenor included in the income statement represents revenue and cost of revenue from December 2003, the date Telenor became a shareholder.

Included in other current assets at December 31, 2003 is approximately $0.3 million of accounts receivable from Alfa affiliates, approximately $0.2 million of accounts receivable from Rostelecom, and approximately $0.1 million of accounts receivable from Telenor. Included in other current assets at December 31, 2004 is approximately $0.3 million of accounts receivable from Alfa affiliates, approximately $0.1 million of accounts receivable from Rostelecom, and approximately $0.1 million of accounts receivable from Telenor.

The Company maintains bank accounts with Alfa Bank, which act as one of the clearing agents for the payroll of the Russian staff of the Company. The balances at these bank accounts were minimal at December 31, 2003 and 2004. In addition, certain of the Company's Russian subsidiaries maintain current accounts with Alfa Bank. The amounts on deposit were minimal at December 31, 2003 and $0.1 million at December 31, 2004.

The Company maintains bank accounts with International Moscow Bank. The Company's Chief Executive Officer's spouse is a member of the Executive Board of International Moscow Bank. The amounts on deposit were approximately $5.1 million at December 31, 2003 and $1.7 million at December 31, 2004.

The Company incurred approximately $3.3 million in consulting costs from an affiliate of Alfa in relation to the acquisition of the remaining 50% of Sovintel previously held by Rostelecom in 2002 and approximately $0.3 million in consulting costs from an affiliate of Alfa in relation to the acquisition of Sibchallenge in 2003. In addition, in 2003 the Company incurred approximately $0.1 million in consulting costs from an affiliate of Alfa related to a potential acquisition that was subsequently withdrawn from the market. In 2004, the Company incurred approximately $0.1 million in consulting costs from an affiliate of Alfa in relation to a potential acquisition.


The Company has entered into a consulting services agreement with Alfa Telecom under which the price was subject to adjustments. This consulting services agreement became effective on April 1, 2003 and terminated on December 31, 2004. The Company has reached an agreement with Alfa Telecom, in which compensation for the services provided under the consulting services agreement were in the aggregate $0.5 million for the period of April 1, 2003 through December 31, 2004.

In September 2002, several Russian subsidiaries of the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company's Russian employees with medical and dental insurance services. The amount payable under this agreement was approximately $0.3 million.

79 GOLDEN TELECOM INC.  Annual Report 2004                     Financial Review


In December 2002, the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement was approximately $0.2 million. In December 2003, the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement was approximately $0.2 million. The Company extended this agreement until February 2005 and in February 2005, the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement is approximately $0.2 million.

A member of the Company's executive management is a relative of the general director of two Russian based telecommunications services providers. The Company received revenue from these two telecommunications services providers in the amount of approximately $2.9 million and $5.3 million for the years ended December 31, 2003 and December 31, 2004, respectively and incurred costs to these two telecommunications services providers in the amount of approximately $1.8 million and $1.9 million in the years ended December 31, 2003 and December 31, 2004, respectively. At December 31, 2003, the Company had accounts receivable of approximately $0.5 million and accounts payable of approximately $0.4 million with these two telecommunications services providers. At December 31, 2004, the Company had accounts receivable of approximately $0.7 million and accounts payable of approximately $0.3 million with these two telecommunications services providers.

The Company provides telecommunications services to a marketing firm where the former Chief Financial Officer's spouse is the Chief Executive Officer. The Company received revenue of approximately $0.1 million for the year ended December 31, 2003 from the marketing firm.

The Company issued loans to Russian employees principally to finance the purchase of apartments in Russia. The amount of loans outstanding was approximately $0.6 million at December 31, 2003 and approximately $0.3 million at December 31, 2004. These loans typically have a 4% to 10% interest rate per annum and are typically payable over 3 years. In November 2002, the Company issued an approximately $0.1 million loan to the Finance Director of Sovintel, a wholly-owned subsidiary of the Company which was partially forgiven by the Company in 2004.

NOTE 14: Segment Information

LINE OF BUSINESS DATA

The Company operates in four segments within the telecommunications industry. The four segments are: (1) Business and Corporate Services; (2) Carrier and Operator Services; (3) Consumer Internet Services; and (4) Mobile Services. The following tables present financial information for both consolidated subsidiaries and equity investee ventures, segmented by the Company's lines of business for the twelve months ended December 31, 2002, 2003 and 2004, respectively. Transfers between lines of businesses are included in the adjustments to reconcile segment to consolidated results. The Company evaluates performance based on the operating income (loss) of each strategic business unit, among other performance measures. Prior to the completion of the acquisition of the remaining 50% ownership interest in Sovintel and the subsequent merger of TeleRoss into Sovintel in April 2003, the Company managed business segments based on telecommunications products the Company provided. In April 2003, the Company re-designed the business segments around customer characteristics, and in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company has presented the following four segments consistent with the information used by the chief operating decision maker to manage the operations for purposes of making operating decisions and allocating resources. The Company has restated segment information for prior periods to conform to the presentation adopted in the current period.

80 GOLDEN TELECOM INC.  Annual Report 2004                     Financial Review


                                                         12 months ended December 31, 2002
                                                                                                           Adjustments to reconcile
                                                                                                              business segment to
                                                                                                              consolidated results
                          Business   Carrier                                      Business                      Equity
                               and       and  Consumer     Mobile     Corporate    segment  Consolidated        method     Affiliate
US$ '000s                Corporate  Operator  Internet   Services  eliminations      total       results      ventures   adjustments
-----------------------  ---------  --------  --------   --------  ------------   --------  ------------  ------------  ------------
Revenue from
  external customers       149,170   104,609    21,800     13,001            --    288,580       198,727      (105,861)       16,008
Intersegment revenue           502       717        --         --        (1,219)        --            --            --            --
Operating income (loss)     36,975    28,620    (4,356)     3,553        (6,511)    58,281        31,430       (26,851)           --
Identifiable assets        161,635   202,134    41,896      9,383        24,315    439,363       435,810        (3,553)           --
Capital expenditures        29,375    15,417     2,908        449           222     48,371        29,430       (18,941)           --
                         ---------  --------  --------   --------  ------------   --------  ------------  ------------  ------------


                                                               12 months ended December 31, 2003
                                                                                                           Adjustments to reconcile
                                                                                                             Business segment to
                                                                                                             consolidated results
                          Business   Carrier                                      Business                      Equity
                               and       and  Consumer     Mobile     Corporate    segment  Consolidated        method     Affiliate
US$ '000s                Corporate  Operator  Internet   Services  eliminations      total       results      ventures   adjustments
-----------------------  ---------  --------  --------   --------  ------------   --------  ------------  ------------  ------------
Revenue from
  external customers       188,087   128,048    30,775     13,895            --    360,805       360,534        (4,861)        4,590
Intersegment revenue           649       793        --         --        (1,442)        --            --            --            --
Operating income (loss)     47,603    26,503    (2,457)     5,278        (6,976)    69,951        69,731          (220)           --
Identifiable assets        385,087   236,635    52,584      6,566        52,042    732,914       729,226        (3,688)           --
Capital expenditures        40,231    20,317     2,851        569            90     64,058        63,737          (321)           --
                         ---------  --------  --------   --------  ------------   --------  ------------  ------------  ------------


                                                               12 months ended December 31, 2004
                                                                                                            Adjustments to reconcile
                                                                                                               business segment to
                                                                                                               consolidated results
                          Business   Carrier                                      Business                     Equity
                               and       and  Consumer     Mobile     Corporate    segment  Consolidated        method     Affiliate
US$ '000s                Corporate  Operator  Internet   Services  eliminations      total       results      ventures   adjustments
-----------------------  ---------  --------  --------   --------  ------------   --------  ------------  ------------  ------------
Revenue from
  external customers       324,814   198,027    45,515     15,808            --    584,164       583,978        (4,710)        4,524
Intersegment revenue            --     1,016        --         --        (1,016)        --            --            --            --
Operating income (loss)     72,345    28,637     2,159      4,729       (11,756)    96,114        95,536          (578)           --
Identifiable assets        435,276   261,424    57,732      5,693        49,562    809,687       805,768        (3,919)           --
Capital expenditures        80,107    33,223     4,920      1,025           178    119,453       118,101        (1,352)           --
                         ---------  --------  --------   --------  ------------   --------  ------------  ------------  ------------

81 GOLDEN TELECOM INC. Annual Report 2004                       Financial Review


GEOGRAPHIC DATA

Revenues from external customers are based on the location of the operating company providing the service.

The Company operated within two main geographic regions of the CIS: Russia and Ukraine. Geographic information as of December 31, 2002, 2003, and 2004 is as follows:


                                                                 Corporate,
                                                                      other
                                                                countries &  Consolidated
US$ '000s                              Russia        Ukraine   eliminations       results
----------------------------           ------        -------   ------------  ------------
Year ended December 31, 2002
Revenue                                166,319        35,488        (3,080)       198,727
Long-lived assets                      275,209        24,541         1,512        301,262

Year ended December 31, 2003
Revenue                                318,426        44,524        (2,416)       360,534
Long-lived assets                      509,339        24,236         2,886        536,461

Year ended December 31, 2004
Revenue                                522,018        64,455        (2,495)       583,978
Long-lived assets                      563,856        27,995        11,116        602,967
                                       -------       -------   ------------  ------------

NOTE 15: Supplemental Cash Flow Information

The following table summarizes significant non-cash investing and financing activities for the Company.


                                                                   12 months ended December 31
US$ '000s                                                         2002          2003          2004
--------------------------------------------------------        ------       -------          ----
Issuance of common stock in connection with acquisitions        50,663       193,485            --
Amounts payable in connection with business acquisitions         3,500            --           400
Capitalized leased assets                                           --           420            --
                                                                ------       -------          ----

NOTE 16: Prior Period Adjustment

In the third quarter of 2004, management determined that the Company has been inadvertently carrying accruals for estimated taxes, other than income taxes. Management concluded these accruals for estimated taxes should have been considered unnecessary and reversed prior to January 1, 2000. The net effect of the correction of this non-cash error was to reduce current liabilities and non-current liabilities by $2.0 million each with an offsetting decrease to accumulated deficit of $4.0 million in all periods presented. This adjustment had no effect on the reported results of operations in any of the periods presented.

NOTE 17: Long Term Incentive Bonus Program

In July 2004, the Board of Directors of the Company adopted a Long Term Incentive Bonus Program ("LTIBP") for senior management of the Company, effective as of January 1, 2004. The LTIBP is designed to reward senior management with annual bonus awards consisting of 100% shares for officers of the Company and 50% shares and 50% cash payments for other qualified employees participating in LTIBP if the Company meets certain targets for net income growth established by the Board of Directors. In addition, the program provides for a one-time grant of a limited amount of shares to senior management in an aggregate amount not exceeding 50,000 shares. The LTIBP is intended to act as a retention

82 GOLDEN TELECOM INC. Annual Report 2004                       Financial Review


mechanism for senior management as the cash payments and the restricted stock vest over a three year period. It is expected that the LTIBP will act as a substitute for the Company's Equity Participation Plan under which significant amounts of stock options were, in the past, granted to senior management. During the twelve months ended December 31, 2004 the Company did not record any expense associated with the LTIBP as the Company did not achieve the operational and financial targets for 2004. The Company currently anticipates repurchasing from time to time in the open market a number of the Company's shares equal to the number of the Company's shares that are subject to awards granted under the LTIBP. The Company has not granted any shares under the LTIBP.

NOTE 18: Sale of Minority Interest in Subsidiary

Recognizing that many of the markets in which the Company operates are complex, in particular as it relates to business, regulatory, political and cultural matters, the Company occasionally seeks experienced local partners to assist in markets where the Company is likely to encounter operational difficulties. GTI has been cooperating with local partners in Ukraine to resolve commercial and regulatory disputes with monopoly operators and regulatory authorities in Ukraine but had not previously finalized the compensation arrangement for the services. In addition to or in lieu of cash compensation, the Board of Directors approved the sale of a non-controlling interest in GTU to such parties.

Upon approval of GTI's Board of Directors, in August 2004 the Company entered into a compensation arrangement for services provided to assist the Company in addressing commercial and regulatory disputes with monopoly operators and regulatory authorities in Ukraine. The Company's local partners have provided services on a success fee basis. The Company's Board of Directors approved an arrangement that effectively transferred 20% of the shares in GTU owned by the Company to the local partners as compensation for the services already provided and certain additional services to be provided. Under this arrangement, the Company paid the local partners $0.5 million in cash and granted the local partners an option to purchase 20% of GTU for $0.5 million in cash, in a transaction where the cash and the value of the services were approximately $3.6 million. This transaction closed in the third quarter of 2004, when the performance was completed and the option was exercised and resulted in a charge to operating income of approximately $3.6 million. The excess of the fair value of consideration exchanged for services over the book value of 20% of net assets of GTU was recorded as a credit to the consolidated equity, rather than income since the Company did not believe that the method of determining fair value met the objectively determinable criteria as required by Staff Accounting Bulletin Topic 5H. Fair value of the option approximated the fair value of shares transferred to the local partner due to the short exercise period of the option and was determined using the discounted cash flow valuation method.

83 GOLDEN TELECOM INC. Annual Report 2004                       Financial Review


NOTE 19: Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows:


                                                              Actual
                                                    For the three months ended
                                        March 31,      June 30,     September 30,   December 31,
US$ '000 (except per share data)             2003          2003              2003          2003
--------------------------------        ---------      --------     -------------   -----------
Revenues                                   78,376        80,762            90,095       111,301
Cost of Revenues                           37,299        39,436            44,883        59,467
Gross Margin                               41,077        41,326            45,212        51,834
Selling, general and administrative        13,438        13,385            15,764        21,797
Net income                                 12,820        11,835            12,506        18,274
Net income per share (1) - basic             0.47          0.43              0.44          0.59
Net income per share (1) - diluted           0.47          0.42              0.43          0.58



                                                              Actual
                                                      For the three months ended
                                        March 31,      June 30,    September 30,   December 31,
US$ '000 (except per share data)             2004          2004             2004          2004
--------------------------------        ---------      --------    -------------   -----------
Revenues                                  133,174       138,873          152,713       159,218
Cost of Revenues                           68,279        70,215           77,953        84,141
Gross Margin                               64,895        68,658           74,760        75,077
Selling, general and administrative        26,393        25,118           29,518        31,826
Net income                                 14,651        16,909           16,111        17,112
Net income per share (1) - basic             0.41          0.47             0.44          0.47
Net income per share (1) - diluted           0.40          0.46             0.44          0.47

(1) The sum of the earnings per share for the four quarters will generally not equal earnings per share for the total year due to changes in the average number of common shares outstanding.

NOTE 20: Subsequent events

In February 2005, the Board of Directors of the Company declared a cash dividend of $0.20 per common share to shareholders of record as of March 17, 2005. The Company will pay the total amount of approximately $7.3 million to shareholders on March 31, 2005.

84 GOLDEN TELECOM INC. Annual Report 2004                       Financial Review


MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004 based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young
(CIS) Limited, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.



REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Golden Telecom, Inc.

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Golden Telecom, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Golden Telecom, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of the internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, management's assessment that Golden Telecom, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Golden Telecom, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Golden Telecom, Inc.'s and our report dated March 11, 2005 expressed an unqualified opinion thereon.


/s/ ERNST & YOUNG (CIS) Limited



Moscow, Russia
March 11, 2005

INDEPENDENT AUDITORS                       GENERAL INFORMATION

Ernst & Young (CIS) Limited                General information about the
                                           company may be obtained by
STOCKHOLDER INFORMATION                    contacting:
ANNUAL MEETING
May 19th, 2005                             INVESTOR RELATIONS

The Annual Meeting of Golden               Telephone: +7 095 797 9300
Telecom, Inc. will be held at              Facsimile: +7 095 797 9330
1:00 pm at the Klementinum salon,          Email: ir@gldn.net
9th floor of the Hotel                     Internet: www.goldentelecom.com
InterContinental Praha
Namesti Curiovych 43/5,                    The consolidated financial
110 00 Prague 1,                           statements for Golden Telecom, Inc.
The Czech Republic                         for the fiscal year ended
                                           December  31, 2004 included in this
Telephone: +420 29663 1111                 Annual Report are also contained in
Facsimile: +420 29663 1123                 the Form 10-K that was filed with the
                                           United States Securities and
A formal notice, together with the         Exchange Commission on March 14,
proxy form, will be mailed to all          2005, which document contains
stockholders of record entitled to         additional information about the
vote.                                      company.

REGISTER AND TRANSFER AGENT

Correspondence concerning Golden
Telecom, Inc. stock holdings or
changes of address should be
directed to:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park
NJ 07660
Telephone: +1 201 329 8127
Facsimile: +1 201 329 8967
Internet: www.mellon-investor.com

GOLDENTELECOM.COM